         As filed with the Securities and Exchange Commission on January 2, 2002

                                                    Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                   INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT I
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT I
                       Registration Statement on Form S-6

                              Cross-Reference Sheet


Form
N-8B-2
Item No.    Caption in Prospectus / (*** Caption in Prospectus Supplement)
-------     --------------------------------------------------------------
1.          Cover Page

2.          Cover Page

3.          Not Applicable

4.          OTHER MATTERS: Distribution of the Contract; (***Other Information -
            Distribution of the Policies)

5.          GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America Separate
            Account B , The Manufacturers Life Insurance Company of North
            America; (***General Information About Manulife USA, The Separate
            Accounts and the Trust)

6.          GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America Separate
            Account B; (***General Information About Manulife USA, The Separate
            Accounts and the Trust)

7.          Not Applicable

8.          Not Required

9.          OTHER MATTERS: Legal Proceedings; (***Other Information -
            Litigation)

10.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America, Manufacturers
            Investment Trust; OTHER MATTERS: Voting Rights; CHARGES AND
            DEDUCTIONS; DESCRIPTION OF THE CONTRACT; (***General Information
            About Manulife USA, The Separate Accounts and the Trust)

11.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST:
            Manufacturers Investment Trust ; (***General Information About
            Manulife USA, The Separate Accounts and the Trust)

12.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST:
            Manufacturers Investment Trust; (***General Information About
            Manulife USA, The Separate Accounts and the Trust)

13.         CHARGES AND DEDUCTIONS; FEDERAL TAX MATTERS; OTHER MATTERS:
            Distribution of the Contract; (***Investment Management Fees and
            Expenses), (***Other Information - Distribution of the Policies)

14.         DESCRIPTION OF THE CONTRACT: Application for a Contract

15.         DESCRIPTION OF THE CONTRACT: Allocation of Payments

16.         DESCRIPTION OF THE CONTRACT: Payments; GENERAL INFORMATION ABOUT THE
            MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA, THE
            MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE
            ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: Manufacturers
            Investment

            Trust; (***General Information About Manulife USA, The Separate
            Accounts and the Trust)

17.         DESCRIPTION OF THE CONTRACT: Withdrawals; CHARGES AND DEDUCTIONS:
            Withdrawal Charge

18.         DESCRIPTION OF THE CONTRACT; CHARGES AND DEDUCTIONS; FEDERAL TAX
            MATTERS

19.         OTHER MATTERS: Notices and Reports to Contract Holders

20.         Not Applicable

21.         DESCRIPTION OF THE CONTRACT: Loans

22.         Not Applicable

23.         OTHER MATTERS: Safekeeping of Separate Account Assets

24.         DESCRIPTION OF THE CONTRACT

25.         GENERAL INFORMATION THE MANUFACTURERS LIFE INSURANCE COMPANY OF
            NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America ; (***General
            Information About Manulife USA, The Separate Accounts and the Trust)

26.         Not Applicable

27.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America; (***General
            Information About Manulife USA, The Separate Accounts and the Trust)

28.         OTHER MATTERS: Officers and Directors of the Company; (***Other
            Matters: Officers and Directors of Manulife USA)

29.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America; (***General
            Information About Manulife USA, The Separate Accounts and the Trust)

30.         Not Applicable

31.         Not Applicable

32.         Not Applicable

33.         Not Applicable

34.         Not Applicable

35.         OTHER MATTERS: Distribution of the Contract; (***Other Information -
            Distribution of the Policies)

36.         Not Required

37.         Not Applicable

38.         OTHER MATTERS: Distribution of the Contract; (***Other Information -
            Distribution of the Policies)

39.         OTHER MATTERS: Distribution of the Contract; (***Other Information -
            Distribution of the Policies)

40.         Not Applicable

41.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America; OTHER
            MATTERS: Distribution of the Contract ; (***General Information
            About Manulife USA, The Separate Accounts and the Trust), (***Other
            Information - Distribution of the Policies)

42.         Not Applicable

43.         Not Applicable

44.         DESCRIPTION OF THE CONTRACT:  Allocation of Payments

45.         Not Applicable

46.         DESCRIPTION OF THE CONTRACT; CHARGES AND DEDUCTIONS

47.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE

            COMPANY OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT
            TRUST: Manufacturers Investment Trust, The Manufacturers Life
            Insurance Company of North America Separate Account B

48.         Not Applicable

49.         Not Applicable

50.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America Separate
            Account B

51.         Cover Page; DESCRIPTION OF THE CONTRACT; CHARGES AND DEDUCTIONS

52.         GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY
            OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
            AMERICA SEPARATE ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST: The
            Manufacturers Life Insurance Company of North America Separate
            Account B, Manufacturers Investment Trust

53.         FEDERAL TAX MATTERS

54.         Not Applicable

55.         Not Applicable

56.         Not Required

57.         Not Required

58.         Not Required

59.         FINANCIAL STATEMENTS

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT I
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 78304







                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
              OF NORTH AMERICA SEPARATE ACCOUNT B DATED MAY 1, 1998
                 MODIFIED SINGLE PREMIUM VARIABLE LIFE CONTRACTS
                                 (VENTURE LIFE)



      This supplement updates certain information in the attached prospectus which you received for the variable life insurance policy (the "Policy") you purchased from The Manufacturers Life Insurance Company of North America ("Manulife North America"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Policies. The Policies are no longer being offered for sale, but policyowners may continue to make purchase payments under the Policies, make withdrawals from the separate accounts in which the Policies are funded, and transfer amounts among the sub-accounts available under the Policies.


                 THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                           PAGE
        Change in Depositor for the Separate Account................         2
        Investment Management Fees and Expenses.....................         2
        General Information about Manulife USA, the Separate
        Account and the Trust.......................................         4
        Investment Options and Subadvisers..........................         5
        Other Information...........................................         8
        Illustrations...............................................        11
        Independent Auditors........................................        11
        Financial Statements........................................        11


CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNT

      Effective January 1, 2002, Manulife North America merged with and into The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of the merger, The Manufacturers Life Insurance Company of North America Separate Account B has been renamed as The Manufacturers Life Insurance Company (U.S.A.) Separate Account I (the "Separate Account"). In addition, Manulife USA became the depositor for the Separate Account and the co-issuer with the Separate Account of the Policies.

      Except for the succession of Manulife USA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Policies, and the change in the name of the Separate Account as set forth above, the merger did not affect the Separate Account or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Policies.


INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the caption "Summary of Policy -- Charges and Deductions")

      Each sub-account of the Separate Account purchases shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust") at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

                     TRUST ANNUAL EXPENSES (CLASS A SHARES)
        (as a percentage of Trust average net assets for the fiscal year ended December 31, 2000) (F)

                                                                             TOTAL TRUST
                                             CLASS A      OTHER EXPENSES   ANNUAL EXPENSES
                               MANAGEMENT   RULE 12b-1   (BEFORE EXPENSE   (BEFORE EXPENSE
      TRUST PORTFOLIO             FEES         FEES       REIMBURSEMENT)    REIMBURSEMENT)
------------------------------------------------------------------------------------------
Science & Technology             0.916% (E)   0.150%          0.050%           1.116%
International Small Cap          0.914%       0.150%          0.440%           1.504%
Aggressive Growth                0.850%       0.150%          0.070%           1.070%
Emerging Small Company           0.896%       0.150%          0.050%           1.096%
All Cap Growth                   0.778%       0.150%          0.050%           0.978%
Overseas                         0.800%       0.150%          0.200%           1.150%
International Stock              0.850% (E)   0.150%          0.190%           1.190%
Strategic Opportunities          0.700%       0.150%          0.050%           0.900%
Global Equity                    0.750%       0.150%          0.120%           1.020%
Growth                           0.683%       0.150%          0.050%           0.883%
Large Cap Growth                 0.750%       0.150%          0.065%           0.965%
Blue Chip Growth                 0.713% (E)   0.150%          0.045%           0.908%
Real Estate Securities           0.647% (A)   0.150%          0.060%           0.857%
Value                            0.650%       0.150%          0.060%           0.860%
Equity-Income                    0.725% (E)   0.150%          0.065%           0.940%
Income & Value                   0.650%       0.150%          0.060%           0.860%
High Yield                       0.625%       0.150%          0.065%           0.840%
Strategic Bond                   0.625%       0.150%          0.095%           0.870%
Global Bond                      0.600%       0.150%          0.200%           0.950%
Investment Quality Bond          0.500%       0.150%          0.080%           0.730%
Diversified Bond                 0.600%       0.150%          0.060%           0.810%
U.S. Government Securities       0.550%       0.150%          0.070%           0.770%
Money Market                     0.350%       0.150%          0.040%           0.540%
Lifestyle Aggressive 1000 (D)    0.070%       0.000%          1.063% (B)       1.133% (C)
Lifestyle Growth 820 (D)         0.055%       0.000%          0.976% (B)       1.031% (C)
Lifestyle Balanced 640 (D)       0.055%       0.000%          0.902% (B)       0.957% (C)
Lifestyle Moderate 460 (D)       0.064%       0.000%          0.851% (B)       0.915% (C)
Lifestyle Conservative 280 (D)   0.075%       0.000%          0.816% (B)       0.891% (C)


(A)  Based on estimates for the current fiscal year.

(B)  Reflects expenses of the Underlying Portfolios.

(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
     (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

     If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

     This voluntary expense reimbursement may be terminated at any time. With such expense reimbursement in effect for the fiscal year ended December 31, 2000, Total Trust Annual Expenses were reduced as set forth in the chart below:

                                                                              TOTAL TRUST
                                    MANAGEMENT     RULE          OTHER        ANNUAL
     TRUST PORTFOLIO                FEES           12b-1 FEES    EXPENSES     EXPENSES
     ------------------------------------------------------------------------------------
     Lifestyle Aggressive 1000      0.070%         0.000%        1.038%       1.108%
     Lifestyle Growth 820           0.055%         0.000%        0.966%       1.021%
     Lifestyle Balanced 640         0.055%         0.000%        0.892%       0.947%
     Lifestyle Moderate 460         0.064%         0.000%        0.826%       0.890%
     Lifestyle Conservative 280     0.075%         0.000%        0.784%       0.859%

(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                                   FEE REDUCTION
           COMBINED ASSET LEVELS                      (AS A PERCENTAGE OF THE ADVISORY FEE)
           First $750 million                                          0.00%
           Between $750 million and $1.5 billion                       2.50%
           Between $1.5 billion and $3.0 billion                       3.75%
           Over $3.0 billion                                           5.00%

     The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all six portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

(F) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.



GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST (Replaces information in the Prospectus under a similar caption)

MANULIFE USA

      Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

      Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

      Standard and Poor's Insurance Ratings Service:    AA+ (for financial strength)
      A.M. Best Company:                                A++ (for financial strength)
      Fitch:                                            AAA (for insurer financial strength)
      Moody's Investors Service, Inc.:                  Aa2 (for financial strength)

      These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account I, formerly The Manufacturers Life Insurance Company of North America Separate Account B, was established by Manulife North America on April 30, 1986 under Delaware law. On January 1, 2002, as a result of the merger of Manulife North America with and into Manulife USA, as described above, Manulife USA became the owner of substantially all of Manulife North America's assets, including all the assets of the Separate Account, and assumed substantially all of Manulife North America's obligations, including all those under the Policies. The Separate Account is currently operating under Michigan law.

      Manulife USA is the legal owner of the assets of the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with the Policies, credited to or charged against the Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Policies are general corporate obligations of Manulife USA.

      The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 Act, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies
or practices of the Separate Account.   For state law purposes, the Separate
Account is treated as a part or division of Manulife USA.

THE TRUST

      Premiums under the Policies are allocated to one or more of the sub-accounts of the Separate Account. Premiums may also be allocated to a fixed account. As stated above, the assets of each sub-account of the Separate Account are used to purchase Class A shares of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

      The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The ultimate parent of MSS is MFC.

INVESTMENT OPTIONS AND SUBADVISERS

      The Trust employs subadvisers which manage the Portfolios of the Trust. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"), which is an affiliate of ours. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

SUBADVISER / PORTFOLIO                                  SUBADVISER/ PORTFOLIO
----------------------                                  ---------------------
A I M Capital Management, Inc.                          Pacific Investment Management Company
         All Cap Growth Trust                                    Global Bond Trust
         Aggressive Growth Trust
                                                        Putnam Investment Management, L.L.C.
Capital Guardian Trust Company                                   Global Equity Trust
         Income & Value Trust
         Diversified Bond Trust                         Salomon Brothers Asset Management Inc.
                                                                 U.S. Government Securities Trust
Cohen & Steers Capital Management, Inc.                          Strategic Bond Trust
         Real Estate Securities Trust
                                                        SSgA Funds Management, Inc.
Fidelity Management & Research Company                           Growth Trust
         Strategic Opportunities Trust(A)                        Lifestyle Trusts(B)
         Large Cap Growth Trust

         Overseas Trust
Founders Asset Management LLC                           T. Rowe Price Associates, Inc.
         International Small Cap Trust                           Science & Technology Trust
                                                                 Blue Chip Growth Trust
Franklin Advisers, Inc.                                          Equity-Income Trust
         Emerging Small Company Trust
                                                        T. Rowe Price International, Inc.
Manufacturers Adviser Corporation                                International Stock Trust
         Money Market Trust
         Lifestyle Trusts(B)                            Wellington Management Company, LLP
                                                                 Growth & Income Trust
 Miller Anderson & Sherrerd, LLP                                 Investment Quality Bond Trust
         Value Trust
         High Yield Trust

-----------------

(A)   Formerly, the Mid Cap Blend Trust.

(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

ELIGIBLE PORTFOLIOS OF THE TRUST

      The Portfolios of the Trust which are eligible investment options under the Policies, and the investment objectives and certain policies of these Portfolios, are set forth below.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U.S. entities.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

      A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

OTHER INFORMATION
(Supplements information in the Prospectus under the captions "Distribution of the Contract" and "Legal Proceedings")

DISTRIBUTION OF THE POLICIES

      Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, is the principal underwriter of the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA, and the following officers of Manulife
USA have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President , Secretary and General
Counsel).  The
board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

*Principal business office is 73 Tremont Street, Boston, MA 02108 **Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5 ***Principal business office is 680 Washington Blvd, Stamford, CT 06901

LITIGATION

      There is no pending litigation that would have a material impact on Manulife USA or the Separate Account.

RESPONSIBILITIES OF MANUFACTURERS LIFE

      Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife U.S.A and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

      MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide Manulife USA with issue, administrative and general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies, including the Policies.

      Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which contracts issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

OFFICERS AND DIRECTORS OF MANULIFE USA
(Replaces  information in the Prospectus under the similar caption)

                     Position with
Name                 Manulife USA               Principal Occupation
----                 ------------               --------------------
James Boyle (42)**   Director                   President of U.S. Annuities, Manulife Financial, July 1999
                                                to present; Vice President, Institutional Markets, Manulife
                                                Financial, May 1998 to June 1999; Vice President,
                                                Administration of U.S. Annuities, Manulife Financial,
                                                September 1996 to May 1998; Vice President, Treasurer and
                                                Chief Administrative Officer, North American Funds, June
                                                1994 to September 1996.

Robert A. Cook       Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The
(45)**               U.S. Insurance; Director   Manufacturers Life Insurance Company, January 1999 to
                                                present; Vice President, Product Management, The
                                                Manufacturers Life Insurance Company, January 1996 to
                                                December 1998; Sales and Marketing Director, The
                                                Manufacturers Life Insurance Company, 1994 to 1995.

Peter Copestake      Vice President, Finance    Vice President & Treasurer, The Manufacturers Life Insurance
(45)***                                         Company, November 1999 to present; Vice President, Asset
                                                Liability Management, Canadian Imperial Bank of Commerce
                                                (CIBC), 1991 to 1999; Director, Capital Management, Bank of
                                                Montreal, 1986-1990; Inspector General of Banks, Department
                                                of Finance, 1980-1985.

John D. DesPrez      Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers
III (44)**                                      Life Insurance Company, January 1999 to date; Senior Vice
                                                President, U.S. Annuities, The Manufacturers Life Insurance
                                                Company, September 1996 to December 1998; President of The
                                                Manufacturers

                     Position with
Name                 Manulife USA               Principal Occupation
----                 ------------               --------------------
                                                Life Insurance Company of North America,
                                                September 1996 to December, 1998; Vice President, Mutual
                                                Funds, North American Security Life Insurance Company,
                                                January 1995 to September 1996.

James D. Gallagher   Vice President,            Vice President, US Law and Government Relations, U.S.
(45)**               Secretary and General      Operations, The Manufacturers Life Insurance Company,
                     Counsel                    January 1996 to present; President, The Manufacturers Life
                                                Insurance Company of New York, August 1999 to present, Vice
                                                President, Secretary and General Counsel, The Manufacturers
                                                Life Insurance Company of America, January 1997 to present;
                                                Secretary and General Counsel, Manufacturers Adviser
                                                Corporation, January 1997 to present; Vice President,
                                                Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of North America, 1994 to present.

Donald Guloien       Executive Vice President   Executive Vice President & Chief Investment Officer, The
(44)***              and Chief Investment       Manufacturers Life Insurance Company, March 2001 to Present;
                     Officer                    Executive Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, January 1999 to March
                                                2001; Senior Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1994 to December 1998.

Geoffrey Guy         Director                   Executive Vice President and Chief Actuary, The
(53)***                                         Manufacturers Life Insurance Company, February 2000 to
                                                present; Senior Vice President and Chief Actuary, The
                                                Manufacturers Life Insurance Company, 1996 to 2000; Vice
                                                President and Chief Actuary, The Manufacturers Life
                                                Insurance Company, 1993 to 1996; Vice President and Chief
                                                Financial Officer, U.S. Operations, The Manufacturers Life
                                                Insurance Company, 1987 to 1993.

John Lyon (48)***    Vice President and Chief   Vice President & Chief Financial Officer, Investments, The
                     Financial Officer,         Manufacturers Life Insurance Company; April 2001 to
                     Investments; Director      Present;   Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1995-2001; Assistant
                                                Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1994-1995; Director/Manager, Corporate
                                                Finance, The Manufacturers Life Insurance Company, 1992-1994.

James O'Malley        Senior Vice President,    Senior Vice President, U.S. Pensions, The Manufacturers Life
(54)***              U.S. Group Pension;        Insurance Company, January 1999 to present; Vice President,
                     Director                   Systems New Business Pensions, The Manufacturers Life
                                                Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr.  (51)****
John Ostler (47)**   Vice President and Chief   Vice President and Chief Financial Officer, U.S. Operations,
                     Financial Officer          The Manufacturers Life Insurance Company, October 1, 2000 to
                                                present; Vice President and Corporate Actuary, The
                                                Manufacturers Life Insurance Company, March 1998 to
                                                September 2000; Vice President & CFO U.S. Individual
                                                Insurance, The Manufacturers Life Insurance Company, 1992 to
                                                March 1998; Vice President, U.S. Insurance Products, The
                                                Manufacturers Life Insurance Company, 1990 - 1992; Assistant
                                                Vice President & Pricing Actuary, US Insurance, The
                                                Manufacturers Life Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life
(46)***              Investments                Insurance Company, May 2001 to Present; President, Norfolk
                                                Capital Partners Inc. 2000 - May 2001; Managing Director,
                                                Public Sector Finance, New Capital Group Inc. 1995-2000; Tax
                                                Partner, Coopers & Lybrand Chartered Accounts, 1994-1995;
                                                Taxation Vice President, The Manufacturers Life Insurance
                                                Company, 1987-1994.

Denis Turner         Vice President and         Vice President and Chief Accountant, U.S. Division, The
(44)***              Treasurer                  Manufacturers Life Insurance Company, May 1999 to present;
                                                Vice President and Treasurer, The Manufacturers Life
                                                Insurance Company of America, May 1999 to present; Assistant
                                                Vice

                     Position with
Name                 Manulife USA               Principal Occupation
----                 ------------               --------------------
                                                President, Financial Operations, Reinsurance Division,
                                                The Manufacturers Life Insurance Company, February 1998 to
                                                April 1999; Assistant Vice President & Controller,
                                                Reinsurance Division, The Manufacturers Life Insurance
                                                Company, November 1995, to January 1998, Assistant Vice
                                                President, Corporate Controllers, The Manufacturers Life
                                                Insurance Company, January 1989 to October 1995.

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.
***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.
****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.


ILLUSTRATIONS
(Supplements information in the Prospectus under the caption "Contract Illustrations")

      The Company is not providing updated illustrations of policy values, cash surrender values and death benefits because the Policies are no longer being sold.


INDEPENDENT AUDITORS
(Replaces certain  information in the Prospectus under the caption "Experts")

      The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of Separate Account B of The Manufacturers Life Insurance Company of North America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

      The financial statements of Manulife USA included in this Prospectus should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Manulife USA to meet its obligations under the Policies.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

AUDITED FINANCIAL STATEMENTS

The Manufacturers Life Insurance Company of North America Separate Account B Years ended December 31, 2000, 1999 and 1998

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                          Audited Financial Statements


                  Years ended December 31, 2000, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors..........................................     1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity.........................     2
Statements of Operations and Changes in Contract Owners' Equity.........     3
Notes to Financial Statements...........................................    13

                         Report of Independent Auditors


To the Contract Owners of
The Manufacturers Life Insurance Company of
   North America Separate Account B


We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of North America Separate Account B (comprising, respectively, the Mid Cap Blend, Investment Quality Bond, Growth & Income, Blue Chip Growth, Money Market, Global Equity, Global Bond, U.S. Government Securities, Diversified Bond, Income & Value, Large Cap Growth, Equity-Income, Strategic Bond, Overseas, Growth, All Cap Growth, International Small Cap, Science & Technology, Emerging Small Company, Aggressive Growth, International Stock, Value, Real Estate Securities, High Yield, Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460 and Lifestyle Conservative 280 Sub-Accounts) of The Manufacturers Life Insurance Company of North America as of December 31, 2000, and the related statements of operations and changes in contract owners' equity for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of North America Separate Account B at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Ernst & Young LLP

February 16, 2001

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000


ASSETS
Investments at market value:
   Sub-accounts:
     Mid Cap Blend Portfolio- 337,126 shares (cost $6,754,057)                           $  5,906,448
     Investment Quality Bond Portfolio- 157,901 shares (cost $1,858,714)                    1,853,761
     Growth & Income Portfolio- 496,176 shares (cost $13,640,952)                          14,160,855
     Blue Chip Growth Portfolio- 399,916 shares (cost $8,404,470)                           8,050,319
     Money Market Portfolio- 281,316 shares (cost $2,813,159)                               2,813,159
     Global Equity Portfolio- 190,215 shares (cost $3,605,213)                              3,515,169
     Global Bond Portfolio- 46,781 shares (cost $592,435)                                     534,236
     U.S. Government Securities Portfolio- 83,974 shares (cost $1,118,607)                  1,139,532
     Diversified Bond Portfolio- 25,453 shares (cost $283,002)                                266,492
     Income & Value Portfolio- 114,026 shares (cost $1,361,474)                             1,204,114
     Large Cap Growth Portfolio- 60,098 shares (cost $902,229)                                756,032
     Equity-Income Portfolio- 337,898 shares (cost $5,839,503)                              5,686,817
     Strategic Bond Portfolio- 206,521 shares (cost $2,421,368)                             2,257,273
     Overseas Portfolio- 264,668 shares (cost $3,578,447)                                   3,152,199
     Growth Portfolio- 198,075 shares (cost $4,101,158)                                     3,513,857
     All Cap Growth Portfolio- 306,022 shares (cost $7,274,921)                             6,319,346
     International Small Cap Portfolio- 133,144 shares (cost $2,512,661)                    2,183,562
     Science & Technology Portfolio- 178,936 shares (cost $5,960,575)                       4,158,472
     Emerging Small Company Portfolio- 81,295 shares (cost $3,317,953)                      2,846,963
     Aggressive Growth Portfolio- 76,585 shares (cost $1,473,036)                           1,367,803
     International Stock Portfolio- 66,807 shares (cost $ 969,949)                            855,804
     Value Portfolio- 125,153 shares (cost $1,762,733)                                      2,062,524
     Real Estate Securities Portfolio- 38,416 shares (cost $616,101)                          598,136
     High Yield Portfolio- 78,276 shares (cost $1,036,665)                                    911,913
     Lifestyle Aggressive 1000 Portfolio- 47,235 shares (cost $649,984)                       618,309
     Lifestyle Growth 820 Portfolio- 353,266 shares (cost $4,843,495)                       4,804,421
     Lifestyle Balanced 640 Portfolio- 245,096 shares (cost $3,318,240)                     3,318,598
     Lifestyle Moderate 460 Portfolio- 54,924 shares (cost $738,181)                          714,558
     Lifestyle Conservative 280 Portfolio- 53,841 shares (cost $688,135)                      709,625
                                                                                         ------------

Total assets                                                                             $ 86,280,297
                                                                                         ============

CONTRACT OWNERS' EQUITY                                                                  $ 86,280,297
                                                                                         ============



See accompanying notes.

         Statements of Operations and Changes in Contract Owners' Equity

                                                                                SUB-ACCOUNT
                                       ---------------------------------------------------------------------------------------------
                                                        MID CAP BLEND (1)                         INVESTMENT QUALITY BOND
                                       ---------------------------------------------------------------------------------------------
                                                     YEAR ENDED DECEMBER 31                       YEAR ENDED DECEMBER 31
                                            2000            1999            1998           2000           1999            1998
                                       ---------------------------------------------------------------------------------------------
Income:
    Dividends                          $    967,569    $    627,053    $    933,592    $    140,736    $    117,361    $     99,593
Expenses:
    Mortality and expense risk and
        administrative charges               81,092          71,241          63,993          24,057          24,231          25,906
                                       ---------------------------------------------------------------------------------------------
Net investment income (loss)                886,477         555,812         869,599         116,679          93,130          73,687

Net realized gain (loss)                     88,864        (125,479)        (87,933)        (11,047)        (26,014)         26,546
Unrealized appreciation
(depreciation) during the period         (1,461,459)        874,971        (384,390)         43,619        (132,999)         36,407
                                       ---------------------------------------------------------------------------------------------
 Net increase (decrease) in contract
owners' equity from operations             (486,118)      1,305,304         397,276         149,251         (65,883)        136,640
                                       ---------------------------------------------------------------------------------------------
Changes from principal
  transactions:
        Purchase payments                     4,000          (3,612)         (2,400)              0               0          (1,760
        Transfers between sub-
           accounts and the Company         444,256        (157,406)        847,492          38,503        (514,014)      1,019,999
        Withdrawals                        (223,903)       (291,355)        (16,012)        (71,486)        (20,828)        (32,582
        Annual contract fee                 (68,112)        (59,842)        (53,753)        (20,206)        (20,354)        (21,760
                                       ---------------------------------------------------------------------------------------------
Net increase (decrease) in contract
    owners' equity from principal
    transactions                            156,241        (512,215)        775,327         (53,189)       (555,196)        963,897
                                       ---------------------------------------------------------------------------------------------
Total increase in contract owners'
    equity                                 (329,877)        793,089       1,172,603          96,062        (621,079)      1,100,537

Contract owners' equity at
    beginning of period                   6,236,325       5,443,236       4,270,633       1,757,699       2,378,778       1,278,241
                                       ---------------------------------------------------------------------------------------------
Contract owners' equity at end of
    period                             $  5,906,448    $  6,236,325    $  5,443,236    $  1,853,761    $  1,757,699    $  2,378,778
                                       =============================================================================================

                                                            SUB-ACCOUNT
                                       ----------------------------------------------------
                                                          GROWTH & INCOME
                                       ----------------------------------------------------
                                                        YEAR ENDED DECEMBER 31
                                                 2000            1999            1998
                                       ----------------------------------------------------
Income:
    Dividends                               $  1,047,032    $    539,012    $    629,275
Expenses:
    Mortality and expense risk and
        administrative charges                   199,174         197,655         147,147
                                       ---------------------------------------------------
Net investment income (loss)                     847,858         341,357         482,128

Net realized gain (loss)                       1,196,043         930,574         377,426
Unrealized appreciation
(depreciation) during the period              (3,375,840)      1,188,853       1,581,892
                                       ---------------------------------------------------
 Net increase (decrease) in contract
owners' equity from operations                (1,331,939)      2,460,784       2,441,446
                                       ----------------------------------------------------
Changes from principal
  transactions:
        Purchase payments                          4,236          (3,764)         (4,027)
        Transfers between sub-
           accounts and the Company             (153,731)        350,542       3,485,607
        Withdrawals                             (320,289)       (367,612)        (81,015)
        Annual contract fee                     (167,289)       (166,029)       (123,602)
                                       ----------------------------------------------------
Net increase (decrease) in contract
    owners' equity from principal
    transactions                                (637,073)       (186,863)      3,276,963
                                       ----------------------------------------------------
Total increase in contract owners'
    equity                                    (1,969,012)      2,273,921       5,718,409

Contract owners' equity at
    beginning of period                       16,129,867      13,855,946       8,137,537
                                       ----------------------------------------------------
Contract owners' equity at end of
    period                                  $ 14,160,855    $ 16,129,867    $ 13,855,946
                                       ====================================================



(1) Effective May 3, 1999, the Equity Sub-Account was renamed Mid Cap Blend through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                      ---------------------------------------------------------------------------------------------
                                                   BLUE CHIP GROWTH                                  MONEY MARKET
                                      ---------------------------------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31                          YEAR ENDED DECEMBER 31
                                          2000             1999           1998            2000            1999             1998
                                      ---------------------------------------------------------------------------------------------
Income:
    Dividends                         $    377,290    $    335,869    $     98,517    $    163,477    $    194,252    $    226,951
Expenses:
    Mortality and expense risk and
        administrative charges             110,626         100,158          71,199          50,711          55,930          45,370
                                      ---------------------------------------------------------------------------------------------
Net investment income (loss)               266,664         235,711          27,318         112,766         138,322         181,581

Net realized gain (loss)                 1,181,870         830,076         432,490          25,903         (19,632)        (81,046)
Unrealized appreciation
   (depreciation) during the period     (1,750,764)        229,941         873,644               0               0               0
                                      ---------------------------------------------------------------------------------------------
Net increase (decrease) in contract
    owners' equity from operations        (302,230)      1,295,728       1,333,452         138,669         118,690         100,535
                                      ---------------------------------------------------------------------------------------------
Changes from principal
    transactions:
        Purchase payments                        0             135               0          28,276         224,406      22,110,015
        Transfers between sub-
          accounts and the Company         330,395         (84,314)      2,145,070      (2,396,598)      2,157,935     (23,607,668)
        Withdrawals                       (132,630)       (224,451)        (32,410)       (650,465)       (589,022)        (95,035)
        Annual contract fee                (92,919)        (84,131)        (59,806)        (42,593)        (46,981)        (38,111)
                                      ---------------------------------------------------------------------------------------------
Net increase (decrease) in contract
    owners' equity from principal
    transactions                           104,846        (392,761)      2,052,854      (3,061,380)      1,746,338      (1,630,799)
                                      ---------------------------------------------------------------------------------------------
Total increase in contract owners'
   equity                                 (197,384)        902,967       3,386,306      (2,922,711)      1,865,028      (1,530,264)

Contract owners' equity at
    beginning of period                  8,247,703       7,344,736       3,958,430       5,735,870       3,870,842       5,401,106
                                      ---------------------------------------------------------------------------------------------
Contract owners' equity at end of
    period                            $  8,050,319    $  8,247,703    $  7,344,736    $  2,813,159    $  5,735,870    $  3,870,842
                                      =============================================================================================


                                                              SUB-ACCOUNT
                                            -----------------------------------------------
                                                             GLOBAL EQUITY
                                            -----------------------------------------------
                                                          YEAR ENDED DECEMBER 31
                                                  2000             1999            1998
                                            -----------------------------------------------
Income:
    Dividends                                 $    416,692    $    391,686    $    212,557
Expenses:
    Mortality and expense risk and
        administrative charges                      42,746          46,405          42,515
                                            -----------------------------------------------
Net investment income (loss)                       373,946         345,281         170,042

Net realized gain (loss)                             6,630          75,177          21,542
Unrealized appreciation
   (depreciation) during the period                 19,280        (343,179)         41,714
                                            -----------------------------------------------
Net increase (decrease) in contract
    owners' equity from operations                 399,856          77,279         233,298
                                            -----------------------------------------------
Changes from principal
    transactions:
        Purchase payments                            4,236              67               0
        Transfers between sub-
          accounts and the Company                (411,365)        (92,592)      1,038,967
        Withdrawals                                (41,614)        (65,044)         (8,724)
        Annual contract fee                        (35,904)        (38,979)        (35,713)
                                            -----------------------------------------------
Net increase (decrease) in contract
    owners' equity from principal
    transactions                                  (484,647)       (196,548)        994,530
                                            -----------------------------------------------
Total increase in contract owners'
   equity                                          (84,791)       (119,269)      1,227,828

Contract owners' equity at
    beginning of period                          3,599,960       3,719,229       2,491,401
                                            -----------------------------------------------
Contract owners' equity at end of
    period                                    $  3,515,169    $  3,599,960    $  3,719,229
                                            ===============================================



See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                              SUB-ACCOUNT
                                       ------------------------------------------------------------------------------------------
                                                     GLOBAL BOND (2)                         U.S. GOVERNMENT SECURITIES
                                       ------------------------------------------------------------------------------------------
                                                 YEAR ENDED DECEMBER 31                        YEAR ENDED DECEMBER 31
                                           2000            1999           1998          2000           1999           1998
                                       ------------------------------------------------------------------------------------------
Income:
  Dividends                            $    18,889    $    58,247    $    41,983    $    74,053    $    42,404    $    43,492
Expenses:
    Mortality and expense risk and
        administrative charges               7,412          7,267          6,417         13,013         15,063         13,976
                                       ------------------------------------------------------------------------------------------
Net investment income (loss)                11,477         50,980         35,566         61,040         27,341         29,516

Net realized gain (loss)                   (73,583)       (15,371)        30,839        (11,491)         2,161         26,055
Unrealized appreciation
    (depreciation) during the period        27,867        (83,508)           902         39,489        (44,795)         4,486
                                       ------------------------------------------------------------------------------------------

 Net increase (decrease) in contract
    owners' equity from operations         (34,239)       (47,899)        67,307         89,038        (15,293)        60,057
                                       ------------------------------------------------------------------------------------------

Changes from principal
    transactions:
        Purchase payments                        0              0            605              0              0            605
        Transfers between sub-
          accounts and the Company          15,309         40,575        143,638          1,199         38,138        214,304
        Withdrawals                        (48,693)        (3,558)          (758)       (42,770)        (2,545)       (22,893)
        Annual contract fee                 (6,225)        (6,104)        (5,391)       (10,931)       (12,652)       (11,739)
                                       ------------------------------------------------------------------------------------------

Net increase (decrease) in contract
    owners' equity from principal
      transactions                         (39,609)        30,913        138,094        (52,502)        22,941        180,277
                                       ------------------------------------------------------------------------------------------

Total increase in contract owners'
    equity                                 (73,848)       (16,986)       205,401         36,536          7,648        240,334

Contract owners' equity at
    beginning of period                    608,084        625,070        419,669      1,102,996      1,095,348        855,014
                                       ------------------------------------------------------------------------------------------

Contract owners' equity at end of
    period                             $   534,236    $   608,084    $   625,070    $ 1,139,532    $ 1,102,996    $ 1,095,348
                                       ==========================================================================================


                                                      SUB-ACCOUNT
                                       --------------------------------------------
                                                    DIVERSIFIED BOND
                                       --------------------------------------------
                                                   YEAR ENDED DECEMBER 31
                                            2000           1999           1998
                                       --------------------------------------------
Income:
  Dividends                             $    30,781    $    22,989    $    35,958
Expenses:
    Mortality and expense risk and
        administrative charges                4,016          4,029          4,241
                                       --------------------------------------------
Net investment income (loss)                 26,765         18,960         31,717

Net realized gain (loss)                     (8,485)        (2,487)         1,307
Unrealized appreciation
    (depreciation) during the period          4,421        (19,276)        (9,159)
                                       --------------------------------------------

 Net increase (decrease) in contract
    owners' equity from operations           22,701         (2,803)        23,865
                                       --------------------------------------------

Changes from principal
    transactions:
        Purchase payments                         0              0              0
        Transfers between sub-
          accounts and the Company            6,684         (7,954)       114,469
        Withdrawals                          (2,320)       (39,742)             0
        Annual contract fee                  (3,373)        (3,383)        (3,561)
                                       --------------------------------------------

Net increase (decrease) in contract
    owners' equity from principal
      transactions                              991        (51,079)       110,908
                                       --------------------------------------------

Total increase in contract owners'
    equity                                   23,692        (53,882)       134,773

Contract owners' equity at
    beginning of period                     242,800        296,682        161,909
                                       --------------------------------------------

Contract owners' equity at end of
    period                              $   266,492    $   242,800    $   296,682
                                       ============================================


(2) Effective May 3, 1999, the Global Government Bond Sub-Account was renamed Global Bond through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                   SUB-ACCOUNT
                                             ---------------------------------------------------------------------------------------
                                                          INCOME & VALUE (3)                         LARGE CAP GROWTH (4)
                                             ---------------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31                      YEAR ENDED DECEMBER 31
                                                  2000           1999          1998           2000            1999           1998
                                             ---------------------------------------------------------------------------------------
Income:
   Dividends                                 $   376,948    $   168,976    $   142,078    $   122,800    $    85,372    $    35,768
Expenses:
    Mortality and expense risk and
        administrative charges                    18,157         19,528         16,446         10,003         11,213          4,725
                                             ---------------------------------------------------------------------------------------
Net investment income (loss)                     358,791        149,448        125,632        112,797         74,159         31,043

Net realized gain (loss)                        (125,577)         2,671          4,726        (35,292)        57,676         21,911
Unrealized appreciation
    (depreciation) during the period            (184,035)       (42,563)        35,216       (240,097)        36,911         46,530
                                             ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
 owners' equity from operations                   49,179        109,556        165,574       (162,592)       168,746         99,484
                                             ---------------------------------------------------------------------------------------

Changes from principal transactions:
        Purchase payments                          4,000              0              0              0              0              0
        Transfers between sub-
          accounts and the Company               (57,543)       157,031        660,167        258,496       (204,234)       532,821
        Withdrawals                             (492,430)             0        (27,218)        (6,700)      (101,705)        (1,919)
        Annual contract fee                      (15,250)       (16,403)       (13,813)        (8,401)        (9,419)        (3,970)
                                             ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
    owners' equity from principal
        transactions                            (561,223)       140,628        619,136        243,395       (315,358)       526,932
                                             ---------------------------------------------------------------------------------------

Total increase in contract owners'
    equity                                      (512,044)       250,184        784,710         80,803       (146,612)       626,416

Contract owners' equity at
     beginning of period                       1,716,158      1,465,974        681,264        675,229        821,841        195,425
                                             ---------------------------------------------------------------------------------------

Contract owners' equity at end of
    period                                   $ 1,204,114    $ 1,716,158    $ 1,465,974    $   756,032    $   675,229    $   821,841
                                             =======================================================================================


                                                              SUB-ACCOUNT
                                             ---------------------------------------------
                                                             EQUITY-INCOME
                                             ---------------------------------------------
                                                          YEAR ENDED DECEMBER 31,
                                                    2000           1999           1998
                                             ---------------------------------------------
Income:
   Dividends                                   $   682,142    $   445,055    $   359,064
Expenses:
    Mortality and expense risk and
        administrative charges                      68,777         78,345         71,377
                                             ---------------------------------------------
Net investment income (loss)                       613,365        366,710        287,687

Net realized gain (loss)                           (26,401)       235,961        227,922
Unrealized appreciation
    (depreciation) during the period                (1,862)      (463,780)      (160,116)
                                             ---------------------------------------------

 Net increase (decrease) in contract
 owners' equity from operations                    585,102        138,891        355,493
                                             ---------------------------------------------

Changes from principal transactions:
        Purchase payments                                0         (3,203)             0
        Transfers between sub-
          accounts and the Company                (605,055)      (183,298)     1,496,197
        Withdrawals                               (132,004)      (118,446)       (37,012)
        Annual contract fee                        (57,768)       (65,811)       (59,957)
                                             ---------------------------------------------

Net increase (decrease) in contract
    owners' equity from principal
        transactions                              (794,827)      (370,758)     1,399,228
                                             ---------------------------------------------

Total increase in contract owners'
    equity                                        (209,725)      (231,867)     1,754,721

Contract owners' equity at
     beginning of period                         5,896,542      6,128,409      4,373,688
                                             ---------------------------------------------

Contract owners' equity at end of
    period                                     $ 5,686,817    $ 5,896,542    $ 6,128,409
                                             =============================================


(3) Effective May 3, 1999, the Moderate Asset Allocation Sub-Account was renamed Income & Value through a vote of the Board of Directors.

(4) Effective May 3, 1999, the Aggressive Asset Allocation Sub-Account was renamed Large Cap growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                        --------------------------------------------------------------------------------------------
                                                     STRATEGIC BOND                                      OVERSEAS (5)
                                        --------------------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31                           YEAR ENDED DECEMBER 31
                                            2000            1999            1998            2000           1999              1998
                                        --------------------------------------------------------------------------------------------
Income:
  Dividends                             $   203,825     $   164,055     $   146,351     $   298,893     $         0     $   134,894
Expenses:
    Mortality and expense risk and
        administrative charges               30,855          30,427          28,985          44,950          41,572          36,185
                                        --------------------------------------------------------------------------------------------
Net investment income (loss)                172,970         133,628         117,366         253,943         (41,572)         98,709

Net realized gain (loss)                    (23,427)         (9,765)            345         443,454          97,409         (10,125)
Unrealized appreciation
  (depreciation) during the period          (13,615)       (103,840)       (124,123)     (1,445,606)      1,064,411          29,825
                                        --------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations            135,928          20,023          (6,412)       (748,209)      1,120,248         118,409
                                        --------------------------------------------------------------------------------------------

Changes from principal transactions:
        Purchase payments                         0               0            (976)          4,000             135               0
        Transfers between sub-
        accounts and the Company           (167,509)         64,522         444,974         204,051        (144,805)        533,614
        Withdrawals                         (47,734)        (25,084)         (5,181)       (158,878)        (65,221)         (5,683)
        Annual contract fee                 (25,916)        (25,559)        (24,346)        (37,755)        (34,920)        (30,396)
                                        --------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                             (241,159)         13,879         414,471          11,418        (244,811)        497,535
                                        --------------------------------------------------------------------------------------------

Total increase in contract owners'
  equity                                   (105,231)         33,902         408,059        (736,791)        875,437         615,944

Contract owners' equity at
  beginning of period                     2,362,504       2,328,602       1,920,543       3,888,990       3,013,553       2,397,609
                                        --------------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                $ 2,257,273     $ 2,362,504     $ 2,328,602     $ 3,152,199     $ 3,888,990     $ 3,013,553
                                        ============================================================================================


                                                          SUB-ACCOUNT
                                        ----------------------------------------------
                                                            GROWTH
                                        ----------------------------------------------
                                                     YEAR ENDED DECEMBER 31
                                              2000             1999           1998
                                        ----------------------------------------------
Income:
  Dividends                               $   462,638     $   166,109     $   103,358
Expenses:
    Mortality and expense risk and
        administrative charges                 57,485          52,012          35,368
                                        ----------------------------------------------
Net investment income (loss)                  405,153         114,097          67,990

Net realized gain (loss)                      173,913         303,196         111,865
Unrealized appreciation
  (depreciation) during the period         (1,902,910)        826,354         339,607
                                        ----------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations           (1,323,844)      1,243,647         519,462
                                        ----------------------------------------------

Changes from principal transactions:
        Purchase payments                           0               0               0
        Transfers between sub-
        accounts and the Company              309,946         209,636       1,056,672
        Withdrawals                           (84,900)       (144,697)        (18,932)
        Annual contract fee                   (48,283)        (43,689)        (29,708)
                                        ----------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                                176,763          21,250       1,008,032
                                        ----------------------------------------------

Total increase in contract owners'
  equity                                   (1,147,081)      1,264,897       1,527,494

Contract owners' equity at
  beginning of period                       4,660,938       3,396,041       1,868,547
                                        ----------------------------------------------

Contract owners' equity at end of
  period                                  $ 3,513,857     $ 4,660,938     $ 3,396,041
                                        ==============================================


(5) Effective May 3, 1999, the International Growth & Income Sub-Account was renamed Overseas through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                        -------------------------------------------------------------------------------------------
                                                    ALL CAP GROWTH (6)                               INTERNATIONAL SMALL CAP
                                        -------------------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31                            YEAR ENDED DECEMBER 31
                                            2000           1999             1998            2000             1999            1998
                                        -------------------------------------------------------------------------------------------
Income:
  Dividends                             $   503,364     $   714,489     $         0     $   798,967     $     6,856     $     5,633
Expenses:
    Mortality and expense risk and
       administrative charges                95,919          75,535          59,208          40,689          30,098          24,081
                                        -------------------------------------------------------------------------------------------
Net investment income (loss)                407,445         638,954         (59,208)        758,278         (23,242)        (18,448)

Net realized gain (loss)                  1,750,411         776,736         331,429         508,823       1,325,188          44,534
Unrealized appreciation
  (depreciation) during the period       (2,812,525)        763,533         779,336      (1,130,707)        659,224         138,954
                                        -------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations           (654,669)      2,179,223       1,051,557         136,394       1,961,170         165,040
                                        -------------------------------------------------------------------------------------------

Changes from principal transactions:
       Purchase payments                        236             337               0               0             270               0
       Transfers between sub-
       accounts and the Company             575,712        (809,839)        940,520      (1,930,175)        327,011         157,981
       Withdrawals                         (408,743)       (154,323)        (53,995)       (169,127)        (42,753)        (10,552)
       Annual contract fee                  (80,566)        (63,449)        (49,735)        (34,176)        (25,281)        (20,227)
                                        -------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' capital from principal
  transactions                               86,639      (1,027,274)        836,790      (2,133,478)        259,247         127,202
                                        -------------------------------------------------------------------------------------------

Total increase in contract owners'
  equity                                   (568,030)      1,151,949       1,888,347      (1,997,084)      2,220,417         292,242

Contract owners' equity at
  beginning of period                     6,887,376       5,735,427       3,847,080       4,180,646       1,960,229       1,667,987
                                        -------------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                $ 6,319,346     $ 6,887,376     $ 5,735,427     $ 2,183,562     $ 4,180,646     $ 1,960,229
                                        ===========================================================================================


                                                       SUB-ACCOUNT
                                        ---------------------------------------------
                                                   SCIENCE & TECHNOLOGY
                                        ---------------------------------------------
                                                   YEAR ENDED DECEMBER 31
                                             2000            1999           1998
                                        ---------------------------------------------
Income:
  Dividends                              $   125,937     $   282,499     $         0
Expenses:
    Mortality and expense risk and
       administrative charges                 67,378          39,089          17,258
                                        ---------------------------------------------
Net investment income (loss)                  58,559         243,410         (17,258)

Net realized gain (loss)                      99,913       1,589,243         263,819
Unrealized appreciation
  (depreciation) during the period        (2,474,354)        314,387         405,304
                                        ---------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations          (2,315,882)      2,147,040         651,865
                                        ---------------------------------------------

Changes from principal transactions:
       Purchase payments                           0               0               0
       Transfers between sub-
       accounts and the Company            2,956,449        (111,647)        657,250
       Withdrawals                          (373,895)        (81,521)         (3,820)
       Annual contract fee                   (56,593)        (32,834)        (14,497)
                                        ---------------------------------------------

Net increase (decrease) in contract
  owners' capital from principal
  transactions                             2,525,961        (226,002)        638,933
                                        ---------------------------------------------

Total increase in contract owners'
  equity                                     210,079       1,921,038       1,290,798

Contract owners' equity at
  beginning of period                      3,948,393       2,027,355         736,557
                                        ---------------------------------------------

Contract owners' equity at end of
  period                                 $ 4,158,472     $ 3,948,393     $ 2,027,355
                                        =============================================


(6) Effective May 3, 1999, Small Mid Cap Sub-Account was renamed Mid Cap Growth through a vote of the Board of Directors. Effective May 3, 2000, Mid Cap Growth Sub-Account was renamed All Cap Growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                        --------------------------------------------------------------------------------------------
                                                    EMERGING SMALL COMPANY                         AGGRESSIVE GROWTH (7)
                                        --------------------------------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31                         YEAR ENDED DECEMBER 31
                                            2000             1999            1998           2000            1999            1998
                                        --------------------------------------------------------------------------------------------
Income:
  Dividends                             $   188,256     $    12,196     $    10,949     $         0     $         0     $         0
Expenses:
    Mortality and expense risk and
        administrative charges               34,435          13,011           9,867          18,467          11,059          11,269
                                        --------------------------------------------------------------------------------------------
Net investment income (loss)                153,821            (815)          1,082         (18,467)        (11,059)        (11,269)

Net realized gain (loss)                    863,405          78,589          46,765         416,934         216,363         (45,119)
Unrealized appreciation
  (depreciation) during the period       (1,062,386)        575,434         (62,780)       (399,023)        102,883         174,069
                                        --------------------------------------------------------------------------------------------

 Net increase (decrease) in contract
  owners' equity from operations            (45,160)        653,208         (14,933)           (556)        308,187         117,681
                                        --------------------------------------------------------------------------------------------

Changes from principal transactions:
        Purchase payments                         0               0               0               0               0               0
        Transfers between sub-
        accounts and the Company          1,562,275          96,832         133,689         399,821        (337,770)        390,574
        Withdrawals                        (209,112)        (34,181)            828        (170,436)         (4,008)          1,000
        Annual contract fee                 (28,923)        (10,930)         (8,287)        (15,512)         (9,290)         (9,466)
                                        --------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                            1,324,240          51,721         126,230         213,873        (351,068)        382,108
                                        --------------------------------------------------------------------------------------------

Total increase in contract owners'
   equity                                 1,279,080         704,929         111,297         213,317         (42,881)        499,789

Contract owners' equity at
   beginning of period                    1,567,883         862,954         751,657       1,154,486       1,197,367         697,578
                                        --------------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                $ 2,846,963     $ 1,567,883     $   862,954     $ 1,367,803     $ 1,154,486     $ 1,197,367
                                        ============================================================================================


                                                            SUB-ACCOUNT
                                        -----------------------------------------------
                                                        INTERNATIONAL STOCK
                                        -----------------------------------------------
                                                       YEAR ENDED DECEMBER 31
                                               2000             1999            1998
                                        -----------------------------------------------
Income:
  Dividends                                $     5,080     $    85,909     $    11,556
Expenses:
    Mortality and expense risk and
        administrative charges                  13,760          11,147           8,339
                                        -----------------------------------------------
Net investment income (loss)                    (8,680)         74,762           3,217

Net realized gain (loss)                        50,828          79,125           2,758
Unrealized appreciation
  (depreciation) during the period            (226,075)         86,382          60,796
                                        -----------------------------------------------

 Net increase (decrease) in contract
  owners' equity from operations              (183,927)        240,269          66,771
                                        -----------------------------------------------

Changes from principal transactions:
        Purchase payments                            0          (3,751)              0
        Transfers between sub-
        accounts and the Company                71,064          41,770         215,325
        Withdrawals                            (50,144)         (1,254)          1,112
        Annual contract fee                    (11,557)         (9,364)         (7,004)
                                        -----------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                                   9,363          27,401         209,433
                                        -----------------------------------------------

Total increase in contract owners'
   equity                                     (174,564)        267,670         276,204

Contract owners' equity at
   beginning of period                       1,030,368         762,698         486,494
                                        -----------------------------------------------

Contract owners' equity at end of
  period                                   $   855,804     $ 1,030,368     $   762,698
                                        ===============================================


(7) Effective May 3, 1999, the Pilgram Baxter Trust Sub-Account was renamed Aggressive Growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                         -----------------------------------------------------------------------------------------
                                                         VALUE                                  REAL ESTATE SECURITIES
                                         -----------------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31                       YEAR ENDED DECEMBER 31
                                             2000           1999           1998           2000           1999           1998
                                         -----------------------------------------------------------------------------------------
Income:
  Dividends                              $         0    $    61,289    $    66,764    $    24,268    $    31,308    $    86,303
Expenses:
    Mortality and expense risk and
        administrative charges                23,805         27,450         23,855          7,319          7,541          8,135
                                         -----------------------------------------------------------------------------------------
Net investment income (loss)                 (23,805)        33,839         42,909         16,949         23,767         78,168

Net realized gain (loss)                    (120,064)       (33,663)        (7,583)       (97,276)       (41,864)         9,208
Unrealized appreciation (depreciation)
  during the period                          557,773        (91,524)      (163,830)       187,462        (41,261)      (186,002)
                                         -----------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations             413,904        (91,348)      (128,504)       107,135        (59,358)       (98,626)
                                         -----------------------------------------------------------------------------------------

Changes from principal transactions:
        Purchase payments                        236              0         (1,590)             0              0              0
        Transfers between sub-
          accounts and the Company          (266,052)        80,727        922,116       (100,406)         2,105        333,545
        Withdrawals                          (52,983)       (22,239)            61         (3,553)        (3,010)        (1,473)
        Annual contract fee                  (19,995)       (23,057)       (20,038)        (6,147)        (6,335)        (6,834)
                                         -----------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                              (338,794)        35,431        900,549       (110,106)        (7,240)       325,238
                                         -----------------------------------------------------------------------------------------

Total increase in contract owners'
   equity                                     75,110        (55,917)       772,045         (2,971)       (66,598)       226,612

Contract owners' equity at
  beginning of period                      1,987,414      2,043,331      1,271,286        601,107        667,705        441,093
                                         -----------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                 $ 2,062,524    $ 1,987,414    $ 2,043,331    $   598,136    $   601,107    $   667,705
                                         =========================================================================================


                                                                            SUB-ACCOUNT
                                                            -------------------------------------------
                                                                            HIGH YIELD
                                                            -------------------------------------------
                                                                      YEAR ENDED DECEMBER 31
                                                                2000           1999           1998
                                                            -------------------------------------------
Income:
  Dividends                                                 $     3,564    $   105,858    $    94,771
Expenses:
    Mortality and expense risk and
        administrative charges                                   14,231         16,518         14,222
                                                            -------------------------------------------
Net investment income (loss)                                    (10,667)        89,340         80,549

Net realized gain (loss)                                        (33,123)       (20,880)       (15,927)
Unrealized appreciation (depreciation)
  during the period                                             (55,048)         9,017        (59,090)
                                                            -------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations                                (98,838)        77,477          5,532
                                                            -------------------------------------------

Changes from principal transactions:
        Purchase payments                                             0              0         (3,369)
        Transfers between sub-
          accounts and the Company                             (293,541)       (40,140)       575,760
        Withdrawals                                             (22,685)       (10,239)        (2,791)
        Annual contract fee                                     (11,953)       (13,874)       (11,947)
                                                            -------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                                                 (328,179)       (64,253)       557,653
                                                            -------------------------------------------

Total increase in contract owners'
   equity                                                      (427,017)        13,224        563,185

Contract owners' equity at
  beginning of period                                         1,338,930      1,325,706        762,521
                                                            -------------------------------------------

Contract owners' equity at end of
  period                                                    $   911,913    $ 1,338,930    $ 1,325,706
                                                            ===========================================


See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                   SUB-ACCOUNT
                                         -------------------------------------------------------------------------------------------
                                                     LIFESTYLE AGGRESSIVE 1000                       LIFESTYLE GROWTH 820
                                         -------------------------------------------------------------------------------------------
                                                      YEAR ENDED DECEMBER 31                        YEAR ENDED DECEMBER 31
                                               2000            1999           1998           2000            1999            1998
                                         ------------------------------------------------------------------------------------------
Income:
  Dividends                               $    35,636    $    42,901     $    42,352    $   400,788     $   310,609    $   316,196
Expenses:
    Mortality and expense risk and
        administrative charges                  8,981         10,893          12,875         66,074          73,036         70,938
                                         ------------------------------------------------------------------------------------------
Net investment income (loss)                   26,655         32,008          29,477        334,714         237,573        245,258

Net realized gain (loss)                          849        (43,386)         18,656          7,631         (17,905)       156,127
Unrealized appreciation
  (depreciation) during the period            (67,829)        96,014         (87,426)      (561,866)        509,440        (72,024)
                                         ------------------------------------------------------------------------------------------
 Net increase (decrease) in contract
   owners' equity from operations             (40,325)        84,636         (39,293)      (219,521)        729,108        329,361
                                         ------------------------------------------------------------------------------------------

Changes from principal transactions:
        Purchase payments                           0              0               0              0               0          4,587
        Transfers between sub-accounts
          and the Company                     (64,606)      (268,535)        514,044       (226,075)     (1,057,201)       625,327
        Withdrawals                           (32,649)       (51,492)              0        (24,603)       (174,071)      (204,407)
        Annual contract fee                    (7,544)        (9,151)        (10,815)       (55,496)        (61,350)       (59,587)
                                         ------------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                               (104,799)      (329,178)        503,229       (306,174)     (1,292,622)       365,920
                                         ------------------------------------------------------------------------------------------

Total increase in contract owners'
  equity                                     (145,124)      (244,542)        463,936       (525,695)       (563,514)       695,281

Contract owners' equity at
  beginning of period                         763,433      1,007,975         544,039      5,330,116       5,893,630      5,198,349
                                         ------------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                  $   618,309    $   763,433     $ 1,007,975    $ 4,804,421     $ 5,330,116    $ 5,893,630
                                         ==========================================================================================


                                                                  SUB-ACCOUNT
                                                ----------------------------------------------
                                                             LIFESTYLE BALANCED 640
                                                ----------------------------------------------
                                                             YEAR ENDED DECEMBER 31
                                                      2000           1999             1998
                                                ----------------------------------------------
Income:
  Dividends                                       $   277,061     $   246,963     $   166,909
Expenses:
    Mortality and expense risk and
        administrative charges                         48,644          52,331          42,245
                                                ----------------------------------------------
Net investment income (loss)                          228,417         194,632         124,664

Net realized gain (loss)                               25,032          15,124          13,042
Unrealized appreciation
  (depreciation) during the period                   (200,132)        187,576         (44,125)
                                                ----------------------------------------------
 Net increase (decrease) in contract
   owners' equity from operations                      53,317         397,332          93,581
                                                ----------------------------------------------

Changes from principal transactions:
        Purchase payments                                   0               0               0
        Transfers between sub-accounts
          and the Company                            (605,319)       (315,863)      2,492,895
        Withdrawals                                   (23,402)       (105,784)              0
        Annual contract fee                           (40,858)        (43,956)        (35,486)
                                                ----------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal
  transactions                                       (669,579)       (465,603)      2,457,409
                                                ----------------------------------------------

Total increase in contract owners'
  equity                                             (616,262)        (68,271)      2,550,990

Contract owners' equity at
  beginning of period                               3,934,860       4,003,131       1,452,141
                                                ----------------------------------------------

Contract owners' equity at end of
  period                                          $ 3,318,598     $ 3,934,860     $ 4,003,131
                                                ==============================================



See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                    SUB-ACCOUNT
                                              --------------------------------------------------------------------------------------
                                                         LIFESTYLE MODERATE 460                    LIFESTYLE CONSERVATIVE 280
                                              --------------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31                      YEAR ENDED DECEMBER 31
                                                   2000           1999          1998           2000         1999           1998
                                              --------------------------------------------------------------------------------------

Income:
  Dividends                                    $  110,761    $    62,124    $    36,563    $   44,484    $  42,627    $     29,804
Expenses:
    Mortality and expense risk and
        administrative charges                     10,859         12,734         10,655         8,556        7,966           7,092
                                              --------------------------------------------------------------------------------------
Net investment income (loss)                       99,902         49,390         25,908        35,928       34,661          22,712

Net realized gain (loss)                          (30,261)         5,845          7,213        59,237        1,112           7,946
Unrealized appreciation
  (depreciation) during the period                (58,989)         4,688         23,876         3,703      (18,220)         18,588
                                              --------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations                   10,652         59,923         56,997        98,868       17,553          49,246
                                              --------------------------------------------------------------------------------------

Changes from principal
   transactions:
        Purchase payments                               0              0        (27,905)            0            0           4,428
        Transfers between sub-
          accounts and the Company               (109,169)       (16,844)       499,644        20,382        2,276         101,994
        Withdrawals                              (123,320)      (148,967)             0       (27,698)           0          (2,847)
        Annual contract fee                        (9,121)       (10,697)        (8,949)       (7,187)      (6,691)         (5,958)
                                              --------------------------------------------------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal transactions     (241,610)      (176,508)       462,790       (14,503)      (4,415)         97,617
                                              --------------------------------------------------------------------------------------

Total increase in contract owners'
  equity                                         (230,958)      (116,585)       519,787        84,365       13,138         146,863

Contract owners' equity at
  beginning of period                             945,516      1,062,101        542,314       625,260      612,122         465,259
                                              --------------------------------------------------------------------------------------

Contract owners' equity at end of
  period                                       $  714,558    $   945,516    $ 1,062,101    $  709,625    $ 625,260    $    612,122
                                              ======================================================================================


                                                                                SUB-ACCOUNT
                                                               -----------------------------------------------
                                                                                   TOTAL
                                                               -----------------------------------------------
                                                                           YEAR ENDED DECEMBER 31
                                                                     2000            1999            1998
                                                               -----------------------------------------------

Income:
  Dividends                                                      $  7,901,931    $  5,364,068    $  4,111,231
Expenses:
    Mortality and expense risk and
        administrative charges                                      1,222,191       1,143,484         933,889
                                                               -----------------------------------------------
Net investment income (loss)                                        6,679,740       4,220,584       3,177,342

Net realized gain (loss)                                            6,303,713       6,265,780       1,936,738
Unrealized appreciation
  (depreciation) during the period                                (18,541,508)      6,145,074       3,238,081
                                                               -----------------------------------------------

Net increase (decrease) in contract
  owners' equity from operations                                   (5,558,055)     16,631,438       8,352,161
                                                               -----------------------------------------------

Changes from principal
   transactions:
        Purchase payments                                              49,220         211,020      22,078,213
        Transfers between sub-
          accounts and the Company                                   (192,602)       (777,356)     (1,313,013)
        Withdrawals                                                (4,149,166)     (2,893,152)       (662,258)
        Annual contract fee                                        (1,026,553)       (960,515)       (784,456)
                                                               -----------------------------------------------

Net increase (decrease) in contract
  owners' equity from principal transactions                       (5,319,101)     (4,420,003)     19,318,486
                                                               -----------------------------------------------

Total increase in contract owners'
  equity                                                          (10,877,156)     12,211,435      27,670,647

Contract owners' equity at
  beginning of period                                              97,157,453      84,946,018      57,275,371
                                                               -----------------------------------------------

Contract owners' equity at end of
  period                                                         $ 86,280,297    $ 97,157,453    $ 84,946,018
                                                               ===============================================


See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of North America Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of North America (the Company). The Company established the account on November 1, 1995 as a separate account under Delaware law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in twenty-nine sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for variable life contracts (the Contracts) issued by the Company.

The Company is a wholly-owned subsidiary of Manulife Wood Logan Holding Company, Inc. (MWLH). MWLH is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI is a wholly-owned subsidiary of Manulife Financial Corporation. Manulife Financial Corporation and its subsidiaries are known collectively as Manulife Financial.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically review the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

3. AFFILIATED COMPANY TRANSACTIONS

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. The Company has underwriting and distribution agreements with its affiliate, Manufacturers Securities Services LLC (MSS). MSS is 90% owned by the Company and 10% owned by The Manufacturers Life Insurance Company of New York (MNY). MNY is a wholly-owned subsidiary of the Company.

4. CONTRACT CHARGES

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a surrender, a contingent deferred sales charge may be charged by the Company to cover sales expenses. A monthly administrative charge of $2.50 per month is imposed upon contracts with less than $100,000 of total premium payments.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


4. CONTRACT CHARGES (CONTINUED)

On each monthly contract anniversary day, charges are deducted proportionately from all investment accounts. Certain charges are expressed as an annual percentage of the owner's contract value.

      The following charges are deducted only during the first ten contract years:

            (i)   0.25% for distribution cost incurred by the Company.

            (ii) 0.25% for state premium taxes to be paid by the Company as a result of receipt of premium payments.

            (iii) 0.15% for the Company's increased federal taxes caused by its receipt of premium payments.

      The following charges are deducted for all contract years:

            (i)   0.40% charge for contract administration.

            (ii) 0.35% charge for the death benefit provided by the contract (0.55% after the first ten contract years). If there is more than one insured, this charge is 0.10% (0.30% after the first ten contract years).

            (iii) A charge at an annual rate of 0.90% of the value of each variable investment account is deducted monthly for the mortality and expense risks assumed by the Company in connection with the contract.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each sub-account for the year ended December 31, 2000:

                                                           PURCHASES                     SALES
                                                         ---------------------------------------
Mid Cap Blend Portfolio                                   $ 1,885,934                 $  843,216
Investment Quality Bond Portfolio                             301,736                    238,246
Growth & Income Portfolio                                   3,610,575                  3,399,788
Blue Chip Growth Portfolio                                  4,845,892                  4,474,382
Money Market Portfolio                                     82,709,447                 85,658,060
Global Equity Portfolio                                       509,085                    619,786
Global Bond Portfolio                                         127,468                    155,599
U.S. Government Securities Portfolio                          386,081                    377,541
Diversified Bond Portfolio                                     71,968                     44,212
Income & Value Portfolio                                      958,840                  1,161,271
Large Cap Growth Portfolio                                    698,417                    342,226
Equity-Income Portfolio                                       809,529                    990,990
Strategic Bond Portfolio                                      286,371                    354,560
Overseas Portfolio                                          2,884,570                  2,619,210
Growth Portfolio                                            1,204,528                    622,612
All Cap Growth Portfolio                                    5,965,038                  5,470,955
International Small Cap Portfolio                          48,080,084                 49,455,284
Science & Technology Portfolio                             15,365,824                 12,781,304
Emerging Small Company Portfolio                           14,585,418                 13,107,357
Aggressive Growth Portfolio                                 8,706,058                  8,510,653
International Stock Portfolio                               3,784,203                  3,783,521
Value Portfolio                                             2,960,635                  3,323,235
Real Estate Securities Portfolio                               78,385                    171,542
High Yield Portfolio                                          170,318                    509,165
Lifestyle Aggressive 1000 Portfolio                            38,095                    116,240
Lifestyle Growth 820 Portfolio                                541,285                    512,745
Lifestyle Balanced 640 Portfolio                              317,561                    758,723
Lifestyle Moderate 460 Portfolio                              165,206                    306,913
Lifestyle Conservative 280 Portfolio                           70,108                     48,684
                                                         ---------------------------------------

Total                                                    $202,118,659               $200,758,020
                                                         =======================================

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


6. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar values outstanding at December 31, 2000 are as follows:

                                                             1999                             2000
                                                         ------------     -------------------------------------------
                                                          UNIT VALUE       UNIT VALUE         UNITS         DOLLARS
                                                         ------------     -----------         -----       -----------

Mid Cap Blend Sub-Account                                $ 211.730317     $ 198.239328        29,795      $ 5,906,448
Investment Quality Bond Sub-Account                        125.199491       136.971879        13,534        1,853,761
Growth & Income Sub-Account                                259.336283       240.861868        58,792       14,160,855
Blue Chip Growth Sub-Account                               255.796559       248.732803        32,365        8,050,319
Money Market Sub-Account                                   122.885658       130.110213        21,622        2,813,159
Global Equity Sub-Account                                  162.535849       182.350006        19,277        3,515,169
Global Bond Sub-Account                                    123.457692       125.532928         4,256          534,236
U.S. Government Securities Sub-Account                     123.801066       137.257527         8,302        1,139,532
Diversified Bond Sub-Account                               138.456753       152.750130         1,745          266,492
Income & Value Sub-Account                                 166.925534       175.167855         6,874        1,204,114
Large Cap Growth Sub-Account                               211.021061       180.962020         4,178          756,032
Equity-Income Sub-Account                                  182.144268       205.808281        27,632        5,686,817
Strategic Bond Sub-Account                                 137.945649       148.129347        15,239        2,257,273
Overseas Sub-Account                                       179.157173       145.616265        21,647        3,152,199
Growth Sub-Account                                         235.625417       171.333255        20,509        3,513,857
All Cap Growth Sub-Account                                 228.838904       204.149705        30,954        6,319,346
International Small Cap Sub-Account                        227.665303       161.283002        13,539        2,183,562
Science & Technology Sub-Account                           299.963871       197.797474        21,024        4,158,472
Emerging Small Company Sub-Account                         203.810717       195.051563        14,596        2,846,963
Aggressive Growth Sub-Account                              139.053729       143.223737         9,550        1,367,803
International Stock Sub-Account                            152.315425       127.076776         6,735          855,804
Value Sub-Account                                          113.775087       141.724372        14,553        2,062,524
Real Estate Securities Sub-Account                          91.129256       114.555150         5,221          598,136
High Yield Sub-Account                                     124.982948       113.775134         8,015          911,913
Lifestyle Aggressive 1000 Sub-Account                      132.732346       125.952350         4,909          618,309
Lifestyle Growth 820 Sub-Account                           139.809722       135.643048        35,420        4,804,421
Lifestyle Balanced 640 Sub-Account                         134.583894       137.989688        24,050        3,318,598
Lifestyle Moderate 460 Sub-Account                         133.752294       139.446958         5,124          714,558
Lifestyle Conservative 280 Sub-Account                     128.015316       137.869381         5,147          709,625
                                                                                                          -----------

CONTRACT OWNERS' EQUITY                                                                                   $86,280,297
                                                                                                          ===========

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life contract will not be treated as a life contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

     THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF NORTH AMERICA SEPARATE ACCOUNT B

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 and 1999 comparative (audited)

                        The Manufacturers Life Insurance
                   Company of North America Separate Account B

                              Financial Statements


                Nine months ended September 30, 2001 (unaudited)
             with December 31, 2000 and 1999 comparative (audited)



                                    CONTENTS

Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................2
Notes to Financial Statements.................................................12

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS
Investments at market value:
   Sub-accounts:
      Strategic Opportunities Portfolio-- 342,336 shares (cost $5,942,978)            $ 3,676,689
      Investment Quality Bond Portfolio-- 141,007 shares (cost $1,654,678)              1,672,349
      Growth and Income Portfolio-- 463,619 shares (cost $12,946,716)                  10,083,708
      Blue Chip Growth Portfolio-- 414,154 shares (cost $8,449,846)                     5,773,307
      Money Market Portfolio-- 405,643 shares (cost $4,056,429)                         4,056,429
      Global Equity Portfolio-- 195,115 shares (cost $3,285,611)                        2,321,867
      Global Bond Portfolio-- 43,184 shares (cost $534,459)                               509,143
      U.S. Government Securities Portfolio-- 84,976 shares (cost $1,127,101)            1,170,119
      Diversified Bond Portfolio-- 31,096 shares (cost $334,015)                          328,688
      Income & Value Portfolio-- 119,819 shares (cost $1,394,947)                       1,083,160
      Large Cap Growth Portfolio-- 61,695 shares (cost $648,723)                          549,085
      Equity-Income Portfolio-- 357,311 shares (cost $5,758,988)                        5,020,221
      Strategic Bond Portfolio-- 187,074 shares (cost $2,156,290)                       1,988,596
      Overseas  Portfolio-- 285,472 shares (cost $2,988,548)                            2,263,795
      Growth Portfolio-- 178,163 shares (cost $3,683,650)                               2,173,592
      All Cap Growth Portfolio-- 319,477 shares (cost $6,489,277)                       3,987,071
      International Small Cap Portfolio-- 133,298 shares (cost $1,702,725)              1,332,980
      Science & Technology Portfolio-- 201,995 shares (cost $3,353,421)                 1,916,937
      Emerging Small Company Portfolio-- 47,647 shares (cost $1,596,647)                  992,478
      Aggressive Growth Portfolio-- 61,639 shares (cost $901,427)                         714,399
      International Stock Portfolio-- 68,272 shares (cost $875,305)                       600,791
      Value Portfolio-- 120,122 shares (cost $1,884,573)                                1,787,409
      Real Estate Securities Portfolio-- 39,548 shares (cost $609,521)                    594,809
      High Yield Portfolio-- 72,663 shares (cost $927,224)                                693,936
      Lifestyle Aggressive 1000 Portfolio-- 51,011 shares (cost $685,320)                 465,219
      Lifestyle Growth 820 Portfolio-- 399,146 shares (cost $5,332,640)                 4,051,331
      Lifestyle Balanced 640 Portfolio-- 212,098 shares (cost $2,812,377)               2,339,442
      Lifestyle Moderate 460 Portfolio-- 57,266 shares (cost $764,241)                    664,855
      Lifestyle Conservative 280 Portfolio-- 47,393 shares (cost $607,777)                601,419
                                                                                      -----------
Total assets                                                                          $63,413,824
                                                                                      ===========

CONTRACT OWNERS' EQUITY                                                               $63,413,824
                                                                                      ===========

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity

                                                                                  SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                 STRATEGIC OPPORTUNITIES (1)                    INVESTMENT QUALITY BOND
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
   Dividends                              $    779,829   $    967,569   $    627,053   $    100,436   $    140,736   $    117,361
Expenses:
   Mortality and expense risk and
      administrative charges                    50,875         81,092         71,241         16,675         24,057         24,231
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                   728,954        886,477        555,812         83,761        116,679         93,130

Net realized gain (loss)                      (865,107)        88,864       (125,479)        (1,139)       (11,047)       (26,014)
Unrealized appreciation (depreciation)
   during the period                        (1,418,680)    (1,461,459)       874,971         22,624         43,619       (132,999)
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (1,554,833)      (486,118)     1,305,304        105,246        149,251        (65,883)
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0          4,000         (3,612)             0              0              0
      Transfers between sub-accounts
         and the Company                      (562,403)       444,256       (157,406)      (272,652)        38,503       (514,014)
      Withdrawals                              (69,792)      (223,903)      (291,355)             0        (71,486)       (20,828)
      Annual contract fee                      (42,731)       (68,112)       (59,842)       (14,006)       (20,206)       (20,354)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (674,926)       156,241       (512,215)      (286,658)       (53,189)      (555,196)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (2,229,759)      (329,877)       793,089       (181,412)        96,062       (621,079)

Contract owners' equity at beginning of
   period                                    5,906,448      6,236,325      5,443,236      1,853,761      1,757,699      2,378,778
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  3,676,689   $  5,906,448   $  6,236,325   $  1,672,349   $  1,853,761   $  1,757,699
                                          =======================================================================================


                                                        SUB-ACCOUNT
                                          ------------------------------------------
                                                      GROWTH AND INCOME
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
   Dividends                              $    667,797   $  1,047,032   $    539,012
Expenses:
   Mortality and expense risk and
      administrative charges                   120,855        199,174        197,655
                                          ------------------------------------------
Net investment income (loss)                   546,942        847,858        341,357

Net realized gain (loss)                       171,192      1,196,043        930,574
Unrealized appreciation (depreciation)
   during the period                        (3,382,910)    (3,375,840)     1,188,853
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (2,664,776)    (1,331,939)     2,460,784
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0          4,236         (3,764)
      Transfers between sub-accounts
         and the Company                      (652,135)      (153,731)       350,542
      Withdrawals                             (658,727)      (320,289)      (367,612)
      Annual contract fee                     (101,509)      (167,289)      (166,029)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                             (1,412,371)      (637,073)      (186,863)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (4,077,147)    (1,969,012)     2,273,921

Contract owners' equity at beginning of
   period                                   14,160,855     16,129,867     13,855,946
                                          ------------------------------------------

Contract owners' equity at end of period  $ 10,083,708   $ 14,160,855   $ 16,129,867
                                          ==========================================

(1) Effective May 3, 1999, the Equity Sub-Account was renamed Mid Cap Blend through a vote of the Board of Directors. Effective May 1, 2001 Mid Cap Blend Sub-Account was renamed Strategic Opportunities through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                       BLUE CHIP GROWTH                               MONEY MARKET
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
   Dividends                              $    517,416   $    377,290   $    335,869   $    102,531   $    163,477   $    194,252
Expenses:
   Mortality and expense risk and
      administrative charges                    67,407        110,626        100,158         38,117         50,711         55,930
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                   450,009        266,664        235,711         64,414        112,766        138,322

Net realized gain (loss)                      (188,676)     1,181,870        830,076              0         25,903        (19,632)
Unrealized appreciation (depreciation)
   during the period                        (2,322,388)    (1,750,764)       229,941              0              0              0
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (2,061,055)      (302,230)     1,295,728         64,414        138,669        118,690
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0            135              0         28,276        224,406
      Transfers between sub-accounts
         and the Company                        11,339        330,395        (84,314)     2,278,603     (2,396,598)     2,157,935
      Withdrawals                             (170,680)      (132,630)      (224,451)    (1,067,732)      (650,465)      (589,022)
      Annual contract fee                      (56,616)       (92,919)       (84,131)       (32,015)       (42,593)       (46,981)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (215,957)       104,846       (392,761)     1,178,856     (3,061,380)     1,746,338
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (2,277,012)      (197,384)       902,967      1,243,270     (2,922,711)     1,865,028

Contract owners' equity at beginning of
   period                                    8,050,319      8,247,703      7,344,736      2,813,159      5,735,870      3,870,842
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  5,773,307   $  8,050,319   $  8,247,703   $  4,056,429   $  2,813,159   $  5,735,870
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                        GLOBAL EQUITY
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
   Dividends                              $    475,762   $    416,692   $    391,686
Expenses:
   Mortality and expense risk and
      administrative charges                    27,861         42,746         46,405
                                          ------------------------------------------
Net investment income (loss)                   447,901        373,946        345,281

Net realized gain (loss)                      (323,849)         6,630         75,177
Unrealized appreciation (depreciation)
   during the period                          (873,699)        19,280       (343,179)
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (749,647)       399,856         77,279
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0          4,236             67
      Transfers between sub-accounts
         and the Company                      (358,031)      (411,365)       (92,592)
      Withdrawals                              (62,222)       (41,614)       (65,044)
      Annual contract fee                      (23,402)       (35,904)       (38,979)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (443,655)      (484,647)      (196,548)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (1,193,302)       (84,791)      (119,269)

Contract owners' equity at beginning of
   period                                    3,515,169      3,599,960      3,719,229
                                          ------------------------------------------

Contract owners' equity at end of period  $  2,321,867   $  3,515,169   $  3,599,960
                                          ==========================================

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                        GLOBAL BOND (2)                       U.S. GOVERNMENT SECURITIES
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $          0   $     18,889   $     58,247   $     61,459   $     74,053   $     42,404
Expenses:
   Mortality and expense risk and
      administrative charges                     5,265          7,412          7,267         11,100         13,013         15,063
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    (5,265)        11,477         50,980         50,359         61,040         27,341

Net realized gain (loss)                       (16,217)       (73,583)       (15,371)        (7,190)       (11,491)         2,161
Unrealized appreciation (depreciation)
   during the period                            32,881         27,867        (83,508)        22,092         39,489        (44,795)
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations               11,399        (34,239)       (47,899)        65,261         89,038        (15,293)
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0              0              0              0
      Transfers between sub-accounts
         and the Company                       (28,132)        15,309         40,575         92,974          1,199         38,138
      Withdrawals                               (3,938)       (48,693)        (3,558)      (118,325)       (42,770)        (2,545)
      Annual contract fee                       (4,422)        (6,225)        (6,104)        (9,323)       (10,931)       (12,652)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                (36,492)       (39,609)        30,913        (34,674)       (52,502)        22,941
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                              (25,093)       (73,848)       (16,986)        30,587         36,536          7,648

Contract owners' equity at beginning of
   period                                      534,236        608,084        625,070      1,139,532      1,102,996      1,095,348
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $    509,143   $    534,236   $    608,084   $  1,170,119   $  1,139,532   $  1,102,996
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                       DIVERSIFIED BOND
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $     18,180   $     30,781   $     22,989
Expenses:
   Mortality and expense risk and
      administrative charges                     3,219          4,016          4,029
                                          ------------------------------------------
Net investment income (loss)                    14,961         26,765         18,960

Net realized gain (loss)                        (9,046)        (8,485)        (2,487)
Unrealized appreciation (depreciation)
   during the period                            11,184          4,421        (19,276)
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations               17,099         22,701         (2,803)
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0
      Transfers between sub-accounts
         and the Company                        48,407          6,684         (7,954)
      Withdrawals                                 (607)        (2,320)       (39,742)
      Annual contract fee                       (2,703)        (3,373)        (3,383)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                 45,097            991        (51,079)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                               62,196         23,692        (53,882)

Contract owners' equity at beginning of
   period                                      266,492        242,800        296,682
                                          ------------------------------------------

Contract owners' equity at end of period  $    328,688   $    266,492   $    242,800
                                          ==========================================

(2) Effective May 3, 1999, the Global Government Bond Sub-Account was renamed Global Bond through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                       INCOME & VALUE (3)                         LARGE CAP GROWTH (4)
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
   Dividends                              $     58,052   $    376,948   $    168,976   $     27,739   $    122,800   $     85,372
Expenses:
   Mortality and expense risk and
      administrative charges                    11,847         18,157         19,528          6,888         10,003         11,213
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    46,205        358,791        149,448         20,851        112,797         74,159

Net realized gain (loss)                       (20,532)      (125,577)         2,671       (273,075)       (35,292)        57,676
Unrealized appreciation (depreciation)
   during the period                          (154,426)      (184,035)       (42,563)        46,560       (240,097)        36,911
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (128,753)        49,179        109,556       (205,664)      (162,592)       168,746
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0          4,000              0              0              0              0
      Transfers between sub-accounts
         and the Company                        17,750        (57,543)       157,031          5,149        258,496       (204,234)
      Withdrawals                                    0       (492,430)             0           (646)        (6,700)      (101,705)
      Annual contract fee                       (9,951)       (15,250)       (16,403)        (5,786)        (8,401)        (9,419)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                  7,799       (561,223)       140,628         (1,283)       243,395       (315,358)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (120,954)      (512,044)       250,184       (206,947)        80,803       (146,612)

Contract owners' equity at beginning of
   period                                    1,204,114      1,716,158      1,465,974        756,032        675,229        821,841
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  1,083,160   $  1,204,114   $  1,716,158   $    549,085   $    756,032   $    675,229
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                        EQUITY-INCOME
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
   Dividends                              $    609,603   $    682,142   $    445,055
Expenses:
   Mortality and expense risk and
      administrative charges                    53,824         68,777         78,345
                                          ------------------------------------------
Net investment income (loss)                   555,779        613,365        366,710

Net realized gain (loss)                      (337,317)       (26,401)       235,961
Unrealized appreciation (depreciation)
   during the period                          (586,082)        (1,862)      (463,780)
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (367,620)       585,102        138,891
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0         (3,203)
      Transfers between sub-accounts
         and the Company                      (141,550)      (605,055)      (183,298)
      Withdrawals                             (112,217)      (132,004)      (118,446)
      Annual contract fee                      (45,209)       (57,768)       (65,811)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (298,976)      (794,827)      (370,758)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (666,596)      (209,725)      (231,867)

Contract owners' equity at beginning of
   period                                    5,686,817      5,896,542      6,128,409
                                          ------------------------------------------

Contract owners' equity at end of period  $  5,020,221   $  5,686,817   $  5,896,542
                                          ==========================================

(3) Effective May 3, 1999, the Moderate Asset Allocation Sub-Account was renamed Income & Value through a vote of the Board of Directors.

(4) Effective May 3, 1999, the Aggressive Asset Allocation Sub-Account was renamed Large Cap growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                        STRATEGIC BOND                                OVERSEAS (5)
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $    154,403   $    203,825   $    164,055   $    247,185   $    298,893   $          0
Expenses:
   Mortality and expense risk and
      administrative charges                    21,525         30,855         30,427         27,007         44,950         41,572
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                   132,878        172,970        133,628        220,178        253,943        (41,572)

Net realized gain (loss)                       (43,683)       (23,427)        (9,765)      (775,898)       443,454         97,409
Unrealized appreciation (depreciation)
   during the period                            (3,600)       (13,615)      (103,840)      (298,505)    (1,445,606)     1,064,411
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations               85,595        135,928         20,023       (854,225)      (748,209)     1,120,248
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0              0          4,000            135
      Transfers between sub-accounts
         and the Company                      (268,778)      (167,509)        64,522         (4,374)       204,051       (144,805)
      Withdrawals                              (67,414)       (47,734)       (25,084)        (7,121)      (158,878)       (65,221)
      Annual contract fee                      (18,080)       (25,916)       (25,559)       (22,684)       (37,755)       (34,920)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (354,272)      (241,159)        13,879        (34,179)        11,418       (244,811)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (268,677)      (105,231)        33,902       (888,404)      (736,791)       875,437

Contract owners' equity at beginning of
   period                                    2,257,273      2,362,504      2,328,602      3,152,199      3,888,990      3,013,553
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  1,988,596   $  2,257,273   $  2,362,504   $  2,263,795   $  3,152,199   $  3,888,990
                                          =======================================================================================

                                                          SUB-ACCOUNT
                                          ------------------------------------------
                                                            GROWTH
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $          0   $    462,638   $    166,109
Expenses:
   Mortality and expense risk and
      administrative charges                    27,295         57,485         52,012
                                          ------------------------------------------
Net investment income (loss)                   (27,295)       405,153        114,097

Net realized gain (loss)                      (104,688)       173,913        303,196
Unrealized appreciation (depreciation)
   during the period                          (922,756)    (1,902,910)       826,354
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (1,054,739)    (1,323,844)     1,243,647
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0
      Transfers between sub-accounts
         and the Company                      (200,535)       309,946        209,636
      Withdrawals                              (62,066)       (84,900)      (144,697)
      Annual contract fee                      (22,925)       (48,283)       (43,689)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (285,526)       176,763         21,250
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (1,340,265)    (1,147,081)     1,264,897

Contract owners' equity at beginning of
   period                                    3,513,857      4,660,938      3,396,041
                                          ------------------------------------------

Contract owners' equity at end of period  $  2,173,592   $  3,513,857   $  4,660,938
                                          ==========================================

(5) Effective May 3, 1999, the International Growth & Income Sub-Account was renamed Overseas through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                       ALL CAP GROWTH (6)                       INTERNATIONAL SMALL CAP
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $    313,536   $    503,364   $    714,489   $          0   $    798,967   $      6,856
Expenses:
   Mortality and expense risk and
      administrative charges                    50,408         95,919         75,535         17,732         40,689         30,098
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                   263,128        407,445        638,954        (17,732)       758,278        (23,242)

Net realized gain (loss)                      (994,064)     1,750,411        776,736       (796,412)       508,823      1,325,188
Unrealized appreciation (depreciation)
   during the period                        (1,546,631)    (2,812,525)       763,533        (40,645)    (1,130,707)       659,224
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (2,277,567)      (654,669)     2,179,223       (854,789)       136,394      1,961,170
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0            236            337              0              0            270
      Transfers between sub-accounts
         and the Company                       121,339        575,712       (809,839)        40,158     (1,930,175)       327,011
      Withdrawals                             (133,708)      (408,743)      (154,323)       (21,058)      (169,127)       (42,753)
      Annual contract fee                      (42,339)       (80,566)       (63,449)       (14,893)       (34,176)       (25,281)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' capital from principal
   transactions                                (54,708)        86,639     (1,027,274)         4,207     (2,133,478)       259,247
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (2,332,275)      (568,030)     1,151,949       (850,582)    (1,997,084)     2,220,417

Contract owners' equity at beginning
   of period                                 6,319,346      6,887,376      5,735,427      2,183,562      4,180,646      1,960,229
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  3,987,071   $  6,319,346   $  6,887,376   $  1,332,980   $  2,183,562   $  4,180,646
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                     SCIENCE & TECHNOLOGY
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $    131,750   $    125,937   $    282,499
Expenses:
   Mortality and expense risk and
      administrative charges                    33,290         67,378         39,089
                                          ------------------------------------------
Net investment income (loss)                    98,460         58,559        243,410

Net realized gain (loss)                    (3,498,090)        99,913      1,589,243
Unrealized appreciation (depreciation)
   during the period                           365,619     (2,474,354)       314,387
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations           (3,034,011)    (2,315,882)     2,147,040
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0
      Transfers between sub-accounts
         and the Company                       850,569      2,956,449       (111,647)
      Withdrawals                              (30,131)      (373,895)       (81,521)
      Annual contract fee                      (27,962)       (56,593)       (32,834)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' capital from principal
   transactions                                792,476      2,525,961       (226,002)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (2,241,535)       210,079      1,921,038

Contract owners' equity at beginning
   of period                                 4,158,472      3,948,393      2,027,355
                                          ------------------------------------------

Contract owners' equity at end of period  $  1,916,937   $  4,158,472   $  3,948,393
                                          ==========================================

(6) Effective May 3, 1999, Small Mid Cap Sub-Account was renamed Mid Cap Growth through a vote of the Board of Directors. Effective May 3, 2000, Mid Cap Growth Sub-Account was renamed All Cap Growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                    EMERGING SMALL COMPANY                        AGGRESSIVE GROWTH (7)
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $     59,008   $    188,256   $     12,196   $          0   $          0   $          0
Expenses:
   Mortality and expense risk and
      administrative charges                    16,737         34,435         13,011          9,826         18,467         11,059
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    42,271        153,821           (815)        (9,826)       (18,467)       (11,059)

Net realized gain (loss)                      (598,055)       863,405         78,589       (332,570)       416,934        216,363
Unrealized appreciation (depreciation)
   during the period                          (133,179)    (1,062,386)       575,434        (81,795)      (399,023)       102,883
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (688,963)       (45,160)       653,208       (424,191)          (556)       308,187
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0              0              0              0
      Transfers between sub-accounts
         and the Company                    (1,082,256)     1,562,275         96,832       (213,625)       399,821       (337,770)
      Withdrawals                              (69,209)      (209,112)       (34,181)        (7,334)      (170,436)        (4,008)
      Annual contract fee                      (14,057)       (28,923)       (10,930)        (8,254)       (15,512)        (9,290)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                             (1,165,522)     1,324,240         51,721       (229,213)       213,873       (351,068)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                           (1,854,485)     1,279,080        704,929       (653,404)       213,317        (42,881)

Contract owners' equity at beginning of
   period                                    2,846,963      1,567,883        862,954      1,367,803      1,154,486      1,197,367
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $    992,478   $  2,846,963   $  1,567,883   $    714,399   $  1,367,803   $  1,154,486
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                     INTERNATIONAL STOCK
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $     33,877   $      5,080   $     85,909
Expenses:
   Mortality and expense risk and
      administrative charges                     7,580         13,760         11,147
                                          ------------------------------------------
Net investment income (loss)                    26,297         (8,680)        74,762

Net realized gain (loss)                      (108,624)        50,828         79,125
Unrealized appreciation (depreciation)
   during the period                          (160,369)      (226,075)        86,382
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (242,696)      (183,927)       240,269
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0         (3,751)
      Transfers between sub-accounts
         and the Company                         8,968         71,064         41,770
      Withdrawals                              (14,919)       (50,144)        (1,254)
      Annual contract fee                       (6,366)       (11,557)        (9,364)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                (12,317)         9,363         27,401
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (255,013)      (174,564)       267,670

Contract owners' equity at beginning of
   period                                      855,804      1,030,368        762,698
                                          ------------------------------------------

Contract owners' equity at end of period  $    600,791   $    855,804   $  1,030,368
                                          ==========================================

(7) Effective May 3, 1999, the Pilgram Baxter Trust Sub-Account was renamed Aggressive Growth through a vote of the Board of Directors.

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                         VALUE TRUST                             REAL ESTATE SECURITIES
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $     67,165   $          0   $     61,289   $     18,730   $     24,268   $     31,308
Expenses:
   Mortality and expense risk and
      administrative charges                    20,080         23,805         27,450          5,782          7,319          7,541
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    47,085        (23,805)        33,839         12,948         16,949         23,767

Net realized gain (loss)                       199,940       (120,064)       (33,663)       (29,315)       (97,276)       (41,864)
Unrealized appreciation (depreciation)
   during the period                          (396,955)       557,773        (91,524)         3,253        187,462        (41,261)
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (149,930)       413,904        (91,348)       (13,114)       107,135        (59,358)
                                          ---------------------------------------------------------------------------------------
Changes from principal transactions:
      Purchase payments                              0            236              0              0              0              0
      Transfers between sub-accounts
         and the Company                        22,657       (266,052)        80,727         19,414       (100,406)         2,105
      Withdrawals                             (130,976)       (52,983)       (22,239)        (4,770)        (3,553)        (3,010)
      Annual contract fee                      (16,866)       (19,995)       (23,057)        (4,857)        (6,147)        (6,335)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (125,185)      (338,794)        35,431          9,787       (110,106)        (7,240)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (275,115)        75,110        (55,917)        (3,327)        (2,971)       (66,598)

Contract owners' equity at beginning of
   period                                    2,062,524      1,987,414      2,043,331        598,136        601,107        667,705
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $  1,787,409   $  2,062,524   $  1,987,414   $    594,809   $    598,136   $    601,107
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                          HIGH YIELD
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $     92,536   $      3,564   $    105,858
Expenses:
   Mortality and expense risk and
      administrative charges                     9,017         14,231         16,518
                                          ------------------------------------------
Net investment income (loss)                    83,519        (10,667)        89,340

Net realized gain (loss)                       (57,417)       (33,123)       (20,880)
Unrealized appreciation (depreciation)
   during the period                          (108,536)       (55,048)         9,017
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations              (82,434)       (98,838)        77,477
                                          ------------------------------------------
Changes from principal transactions:
      Purchase payments                              0              0              0
      Transfers between sub-accounts
         and the Company                      (124,299)      (293,541)       (40,140)
      Withdrawals                               (3,671)       (22,685)       (10,239)
      Annual contract fee                       (7,573)       (11,953)       (13,874)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (135,543)      (328,179)       (64,253)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (217,977)      (427,017)        13,224

Contract owners' equity at beginning of
   period                                      911,913      1,338,930      1,325,706
                                          ------------------------------------------

Contract owners' equity at end of period  $    693,936   $    911,913   $  1,338,930
                                          ==========================================

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                  LIFESTYLE AGGRESSIVE 1000                      LIFESTYLE GROWTH 820
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $     46,479   $     35,636   $     42,901   $    391,396   $    400,788   $    310,609
Expenses:
   Mortality and expense risk and
      administrative charges                     5,613          8,981         10,893         45,645         66,074         73,036
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    40,866         26,655         32,008        345,751        334,714        237,573

Net realized gain (loss)                        (4,397)           849        (43,386)       (38,356)         7,631        (17,905)
Unrealized appreciation (depreciation)
   during the period                          (188,426)       (67,829)        96,014     (1,242,235)      (561,866)       509,440
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (151,957)       (40,325)        84,636       (934,840)      (219,521)       729,108
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0              0              0              0
      Transfers between sub-accounts and
         the Company                             3,581        (64,606)      (268,535)       282,173       (226,075)    (1,057,201)
      Withdrawals                                    0        (32,649)       (51,492)       (62,084)       (24,603)      (174,071)
      Annual contract fee                       (4,714)        (7,544)        (9,151)       (38,339)       (55,496)       (61,350)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                 (1,133)      (104,799)      (329,178)       181,750       (306,174)    (1,292,622)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (153,090)      (145,124)      (244,542)      (753,090)      (525,695)      (563,514)

Contract owners' equity at beginning of
   period                                      618,309        763,433      1,007,975      4,804,421      5,330,116      5,893,630
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $    465,219   $    618,309   $    763,433   $  4,051,331   $  4,804,421   $  5,330,116
                                          =======================================================================================

                                                       SUB-ACCOUNT
                                          ------------------------------------------
                                                   LIFESTYLE BALANCED 640
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $    258,421   $    277,061   $    246,963
Expenses:
   Mortality and expense risk and
      administrative charges                    29,368         48,644         52,331
                                          ------------------------------------------
Net investment income (loss)                   229,053        228,417        194,632

Net realized gain (loss)                      (100,824)        25,032         15,124
Unrealized appreciation (depreciation)
   during the period                          (473,293)      (200,132)       187,576
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations             (345,064)        53,317        397,332
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0
      Transfers between sub-accounts and
         the Company                          (338,175)      (605,319)      (315,863)
      Withdrawals                             (271,250)       (23,402)      (105,784)
      Annual contract fee                      (24,667)       (40,858)       (43,956)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                               (634,092)      (669,579)      (465,603)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                             (979,156)      (616,262)       (68,271)

Contract owners' equity at beginning of
   period                                    3,318,598      3,934,860      4,003,131
                                          ------------------------------------------

Contract owners' equity at end of period  $  2,339,442   $  3,318,598   $  3,934,860
                                          ==========================================

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                          ---------------------------------------------------------------------------------------
                                                    LIFESTYLE MODERATE 460                     LIFESTYLE CONSERVATIVE 280
                                          ---------------------------------------------------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended    PERIOD ENDED    Year ended     Year ended
                                            SEPTEMBER      December       December      SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999       30, 2001       31, 2000       31, 1999
                                          ---------------------------------------------------------------------------------------
                                            UNAUDITED                                    UNAUDITED
Income:
  Dividends                               $     40,333   $    110,761   $     62,124   $     29,176   $     44,484   $     42,627
Expenses:
   Mortality and expense risk and
      administrative charges                     6,686         10,859         12,734          5,892          8,556          7,966
                                          ---------------------------------------------------------------------------------------
Net investment income (loss)                    33,647         99,902         49,390         23,284         35,928         34,661

Net realized gain (loss)                        (1,400)       (30,261)         5,845          5,787         59,237          1,112
Unrealized appreciation (depreciation)
   during the period                           (75,764)       (58,989)         4,688        (27,848)         3,703        (18,220)
                                          ---------------------------------------------------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations              (43,517)        10,652         59,923          1,223         98,868         17,553
                                          ---------------------------------------------------------------------------------------

Changes from principal transactions:
      Purchase payments                              0              0              0              0              0              0
      Transfers between sub-accounts
         and the Company                          (570)      (109,169)       (16,844)      (104,481)        20,382          2,276
      Withdrawals                                    0       (123,320)      (148,967)             0        (27,698)             0
      Annual contract fee                       (5,616)        (9,121)       (10,697)        (4,948)        (7,187)        (6,691)
                                          ---------------------------------------------------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                                 (6,186)      (241,610)      (176,508)      (109,429)       (14,503)        (4,415)
                                          ---------------------------------------------------------------------------------------

Total increase (decrease) in contract
   owners' equity                              (49,703)      (230,958)      (116,585)      (108,206)        84,365         13,138

Contract owners' equity at beginning of
   period                                      714,558        945,516      1,062,101        709,625        625,260        612,122
                                          ---------------------------------------------------------------------------------------

Contract owners' equity at end of period  $    664,855   $    714,558   $    945,516   $    601,419   $    709,625   $    625,260
                                          =======================================================================================

                                                         SUB-ACCOUNT
                                          ------------------------------------------
                                                            TOTAL
                                          ------------------------------------------
                                          PERIOD ENDED    Year ended     Year ended
                                           SEPTEMBER       December       December
                                            30, 2001       31, 2000       31, 1999
                                          ------------------------------------------
                                            UNAUDITED
Income:
  Dividends                               $  5,302,799   $  7,901,931   $  5,364,068
Expenses:
   Mortality and expense risk and
      administrative charges                   753,416      1,222,191      1,143,484
                                          ------------------------------------------
Net investment income (loss)                 4,549,383      6,679,740      4,220,584

Net realized gain (loss)                    (9,149,022)     6,303,713      6,265,780
Unrealized appreciation (depreciation)
   during the period                       (13,934,509)   (18,541,508)     6,145,074
                                          ------------------------------------------

 Net increase (decrease) in contract
   owners' equity from operations          (18,534,148)    (5,558,055)    16,631,438
                                          ------------------------------------------

Changes from principal transactions:
      Purchase payments                              0         49,220        211,020
      Transfers between sub-accounts
         and the Company                      (548,915)      (192,602)      (777,356)
      Withdrawals                           (3,150,597)    (4,149,166)    (2,893,152)
      Annual contract fee                     (632,813)    (1,026,553)      (960,515)
                                          ------------------------------------------

Net increase (decrease) in contract
   owners' equity from principal
   transactions                             (4,332,325)    (5,319,101)    (4,420,003)
                                          ------------------------------------------

Total increase (decrease) in contract
   owners' equity                          (22,866,473)   (10,877,156)    12,211,435

Contract owners' equity at beginning of
   period                                   86,280,297     97,157,453     84,946,018
                                          ------------------------------------------

Contract owners' equity at end of period  $ 63,413,824   $ 86,280,297   $ 97,157,453
                                          ==========================================

See accompanying notes.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (Unaudited)

                               September 30, 2001


1.  ORGANIZATION

The Manufacturers Life Insurance Company of North America Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of North America (the Company). The Company established the account on November 1, 1995 as a separate account under Delaware law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in twenty-nine sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for variable life contracts (the Contracts) issued by the Company.

The Company is a wholly-owned subsidiary of Manulife Wood Logan Holding Company, Inc. (MWLH). MWLH is 78.4% owned by The Manufacturers Life Insurance Company
(USA), (ManUSA) and 21.6% by MRL Holding LLC, (MRL). ManUSA and MRL are indirect wholly-owned subsidiaries of the Manufacturers Life Insurance Company (MLI), which in turn is a wholly-owned subsidiary of Manulife Financial Corporation. Manulife Financial Corporation and its subsidiaries are known collectively as Manulife Financial.

On April 30, 2001 the Mid Cap Blend sub-account was renamed Strategic Opportunities through a vote of the Board of Directors.

2.  SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company act of 1940.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

3.  AFFILIATED COMPANY TRANSACTIONS

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the separate account. The Company has an underwriting and distribution agreements with its affiliate, Manufacturers Securities Services LLC (MSS). MSS is owned 90% by the Company and 10% by The Manufacturers Life Insurance Company of New York (MNY). MNY is a wholly-owned subsidiary of the Company.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)



4.  CONTRACT CHARGES

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a surrender, a contingent deferred sales charge may be charged by the Company to cover sales expenses. A monthly administrative charge of $2.50 per month is imposed upon contracts with less than $100,000 of total premium payments.

On each monthly contract anniversary day, charges are deducted proportionately from all investment accounts. Certain charges are expressed as an annual percentage of the owner's contract value.

            Three of these charges are deducted only during the first ten contract years:

               (i)     0.25% for distribution cost incurred by the Company.

               (ii) 0.25% for state premium taxes to be paid by the Company as a result of receipt of premium payments.

               (iii) 0.15% for the Company's increased federal taxes caused by its receipt of premium payments.

            Three of these charges are deducted for all contract years:

               (i)     0.40% charge for contract administration.

               (ii) 0.35% charge for the death benefit provided by the contract (0.55% after the first ten contract years). If there is more than one insured, this charge is 0.10% (0.30% after the first ten contract years).

               (iii) A charge at an annual rate of 0.90% of the value of each variable investment account is deducted monthly for the mortality and expense risks assumed by the Company in connection with the contract.

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


5.  PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each sub-account for the period ended September 30, 2001(unaudited):

                                                       PURCHASES        SALES
                                                      --------------------------
Strategic Opportunities Portfolio                     $ 1,937,240    $ 1,882,462
Investment Quality Bond Portfolio                         188,643        391,539
Growth and Income Portfolio                               930,555      1,795,801
Blue Chip Growth Portfolio                              1,445,279      1,210,223
Money Market Portfolio                                 24,260,515     23,017,245
Global Equity Portfolio                                 1,546,039      1,541,793
Global Bond Portfolio                                      29,135         70,893
U.S. Government Securities Portfolio                      376,272        360,860
Diversified Bond Portfolio                                110,122         50,064
Income & Value Portfolio                                  139,565         85,561
Large Cap Growth Portfolio                              2,036,708      2,018,117
Equity-Income Portfolio                                 2,542,081      2,285,991
Strategic Bond Portfolio                                  212,391        433,785
Overseas Portfolio                                      2,188,772      2,000,424
Growth Portfolio                                          290,430        601,492
All Cap Growth Portfolio                                2,917,324      2,709,854
International Small Cap Portfolio                       3,165,601      3,177,757
Science & Technology Portfolio                          7,293,949      6,454,504
Emerging Small Company Portfolio                        1,299,059      2,422,403
Aggressive Growth Portfolio                             2,718,037      2,957,534
International Stock Portfolio                             368,376        354,132
Value Portfolio                                         1,305,252      1,383,544
Real Estate Securities Portfolio                          109,452         87,224
High Yield Portfolio                                      126,758        179,202
Lifestyle Aggressive 1000 Portfolio                        53,775         14,344
Lifestyle Growth 820 Portfolio                            718,165        190,475
Lifestyle Balanced 640 Portfolio                          321,426        726,078
Lifestyle Moderate 460 Portfolio                           40,218         12,757
Lifestyle Conservative 280 Portfolio                       30,153        116,299
                                                      --------------------------
                                                      $58,701,292    $58,532,357
                                                      ==========================

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)



6.  UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 (unaudited) and December 31, 2000 and the accumulation units and dollar values outstanding at September 30, 2001 (unaudited) are as follows:

                                                 2000             PERIOD ENDED SEPTEMBER 30, 2001
                                              -----------    -----------------------------------------
                                              UNIT VALUE      UNIT VALUE       UNITS         DOLLARS
                                              -----------    -----------------------------------------
Strategic Opportunities  Sub-Account          $198.239328    $142.727337         25,760     $3,676,689
Investment Quality Bond Sub-Account            136.971879     147.136228         11,366      1,672,349
Growth and Income Sub-Account                  240.861868     194.390617         51,873     10,083,708
Blue Chip Growth Sub-Account                   248.732803     187.039970         30,867      5,773,307
Money Market Sub-Account                       130.110213     134.111442         30,247      4,056,429
Global Equity Sub-Account                      182.350006     140.062848         16,577      2,321,867
Global Bond Sub-Account                        125.532928     129.600107          3,929        509,143
U.S. Government Securities Sub-Account         137.257527     147.442948          7,936      1,170,119
Diversified Bond Sub-Account                   152.750130     163.265822          2,013        328,688
Income & Value Sub-Account                     175.167855     157.855139          6,862      1,083,160
Large Cap Growth Sub-Account                   180.962020     133.838477          4,103        549,085
Equity-Income Sub-Account                      205.808281     193.584255         25,933      5,020,221
Strategic Bond Sub-Account                     148.129347     155.765367         12,767      1,988,596
Overseas Sub-Account                           145.616265     106.441597         21,268      2,263,795
Growth Sub-Account                             171.333255     117.827830         18,447      2,173,592
All Cap Growth Sub-Account                     204.149705     131.671925         30,280      3,987,071
International Small Cap Sub-Account            161.283002      98.343294         13,554      1,332,980
Science & Technology Sub-Account               197.797474      85.965988         22,299      1,916,937
Emerging Small Company Sub-Account             195.051563     121.231064          8,187        992,478
Aggressive Growth Sub-Account                  143.223737      92.943063          7,686        714,399
International Stock Sub-Account                127.076776      91.492829          6,567        600,791
Value Sub-Account                              141.724372     132.422873         13,498      1,787,409
Real Estate  Securities Sub-Account            114.555150     114.508967          5,194        594,809
High Yield Sub-Account                         113.775134     103.950456          6,676        693,936
Lifestyle Aggressive 1000 Sub-Account          125.952350      95.903247          4,851        465,219
Lifestyle Growth 820 Sub-Account               135.643048     111.318431         36,394      4,051,331
Lifestyle Balanced 640 Sub-Account             137.989688     122.617616         19,079      2,339,442
Lifestyle Moderate 460 Sub-Account             139.446958     132.162484          5,031        664,855
Lifestyle Conservative 280 Sub-Account         137.869381     139.426522          4,314        601,419
                                                                                           -----------
                                                                                           $63,413,824
                                                                                           ===========

            The Manufacturers Life Insurance Company of North America
                               Separate Account B

                    Notes to Financial Statements (continued)


7.  DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable life contract will not be treated as a life contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.


8.  SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective January 1, 2002, it is the intention to transfer all of the Company's in force operations to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

       Service Office                                         Mailing Address
    116 Huntington Avenue                                      P.O. Box 9236
 Boston, Massachusetts 02116                               Boston, Massachusetts
(617) 266-6004 (800) 224-3687                                   02205-9236
--------------------------------------------------------------------------------
                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                       OF NORTH AMERICA SEPARATE ACCOUNT B
--------------------------------------------------------------------------------
                                       OF
                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                OF NORTH AMERICA

                  VENTURE LIFE MODIFIED SINGLE PAYMENT VARIABLE
                    LIFE INSURANCE CONTRACT NON-PARTICIPATING

         This Prospectus describes Venture Life, a modified single payment combination fixed and variable life insurance contract (the "contract"), offered by The Manufacturers Life Insurance Company of North America, formerly North American Security Life Insurance Company (the "Company"), a stock life insurance company the ultimate parent of which is The Manufacturers Life Insurance Company ("Manulife"). The contract is designed primarily for use in estate planning. The contract requires the contract owner to make an initial premium payment of at least $10,000 and, subject to certain restrictions, permits additional premium payments.

         The contract provides for a face amount which is the minimum death benefit while the contract is in force. The contract can be issued on either a single life or last survivor basis. At the death of the insured while the contract is in force, the Company will pay the death benefit (minus any indebtedness) to the beneficiary.

         Values under the contract may be allocated to a fixed investment option and held in the Company's general account, or to one or more of twenty-nine currently available variable investment options and held in The Manufacturers Life Insurance Company of North America Separate Account B, formerly NASL Variable Life Account (the "Variable Account"), a separate account of the Company. Except as specifically noted herein and as set forth in the caption "FIXED INVESTMENT OPTION" below, this Prospectus describes only the variable portion of the contract.

         Assets allocated to the Variable Account will be held in one or more of twenty-nine Sub-Accounts of the Variable Account (the "Sub-Accounts"). The assets of each Sub-Account are invested in shares of Manufacturers Investment Trust (the "Trust"), a mutual fund having an investment Portfolio for each Sub-Account of the Variable Account. See the accompanying Prospectus of the Trust. The value of a contract owner's interest in the Variable Account will, and a contract's death benefit may, vary with the investment performance of the Portfolios underlying the Sub-Accounts to which values are allocated. The Company does not guarantee the performance of any Portfolio.

         BECAUSE THE CONTRACT WILL TYPICALLY BE TREATED AS A MODIFIED ENDOWMENT CONTRACT FOR FEDERAL INCOME TAX PURPOSES, LOANS, PARTIAL WITHDRAWALS OR SURRENDER OF THE CONTRACT MAY BE SUBJECT TO INCOME TAX AND A 10% PENALTY TAX.

         It may not be advantageous to purchase variable life insurance as a replacement for existing insurance.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACT THAT A PROSPECTIVE PURCHASER SHOULD KNOW BEFORE INVESTING. IN ADDITION, THE SECURITIES AND EXCHANGE COMMISSION ("SEC") MAINTAINS A WEB SITE (HTTP://WWW.SEC.GOV) THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE, AND OTHER INFORMATION REGARDING REGISTRANTS THAT FILE ELECTRONICALLY WITH THE SEC.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VENLIFE.598         The date of the Prospectus is May 1, 1998

                                TABLE OF CONTENTS



SPECIAL TERMS................................................................  3
SUMMARY......................................................................  6
GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE  COMPANY
OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH
AMERICA SEPARATE ACCOUNT B, AND MANUFACTURERS INVESTMENT TRUST...............  8
DESCRIPTION OF THE CONTRACT.................................................. 13
           Application for a Contract........................................ 13
           Payments.......................................................... 13
           Allocation of Payments............................................ 14
           Variable Investment Options....................................... 14
           Transfers Among Investment Options................................ 15
           Telephone Transactions............................................ 15
           Dollar Cost Averaging ............................................ 15
           Asset Rebalancing Program......................................... 15
           Loans............................................................. 16
           Withdrawals....................................................... 16
           Death Benefit..................................................... 17
           Annuity Payment Options........................................... 18
           Termination....................................................... 19
           Reinstatement..................................................... 20
           Fixed Investment Option........................................... 20
           Ten Day Right to Review........................................... 21
           Ownership......................................................... 21
           Beneficiary....................................................... 21
           Miscellaneous Contract Provisions................................. 21
CHARGES AND DEDUCTIONS....................................................... 22
           Monthly Deduction................................................. 22
           Distribution Charge............................................... 23
           Premium Tax Charge................................................ 24
           Federal Tax Charge................................................ 24
           Administration Charge............................................. 24
           Cost of Insurance Charge.......................................... 24
           Mortality and Expense Risk Charge................................. 24
           Withdrawal Charge................................................. 24
           Other Charges..................................................... 26
           Other Taxes......................................................  27
FEDERAL TAX MATTERS.......................................................... 27
           Introduction...................................................... 27
           The Company's Tax Status.......................................... 28
           Taxation of Life Insurance Contracts in General................... 28
           Disallowance of Interest Deduction................................ 32
           Federal Income Tax Withholding.................................... 32
OTHER MATTERS................................................................ 32
           Voting Rights..................................................... 32
           Notices and Reports to Contract Owners............................ 33
           Distribution of the Contract...................................... 33
           Officers and Directors of the Company............................. 34
           Confirmation Statements........................................... 35
           Legal Proceedings................................................. 35
           Legal Matters..................................................... 35
           Independent Auditors.............................................. 36
           Year 2000 Issues.................................................. 36
           Other Information................................................. 36
           Safekeeping of Variable Account Assets............................ 36
           Contract Owner Inquiries.......................................... 36

CONTRACT ILLUSTRATIONS....................................................... 36
FINANCIAL STATEMENTS......................................................... 44

                                  SPECIAL TERMS

Age and Attained Age    The age at the insured's last birthday on the contract
                        date. If the insured is more than one person, "age" is the joint equivalent age specified on the contract specifications page. "Attained age" is age plus the number of complete contract years.

Annuity Option One of several alternative methods by which payment of the proceeds may be made. If no annuity option is specified, then proceeds will be paid in a lump-sum.

Beneficiary             The person, persons, or entity to whom the death benefit
                        proceeds are payable following the death of the insured.
                        Cash Value The contract value minus any applicable withdrawal charge. Company The Manufacturers Life
                        Insurance Company of North America Contingent The person, persons or entity who becomes the beneficiary if the beneficiary is not Beneficiary alive.

Contract                The anniversary of the contract date.
Anniversary

Code                    The Internal Revenue Code of 1986, as amended.

Contract Date           The date from which contract anniversary, contract year
                        and monthly anniversary day are determined. The contract date is specified on the contract specifications page.

Contract Value          The total of the investment account values and, if
                        applicable, any amount in the loan account attributable to the contract.

Contract Year           The period of twelve consecutive months beginning
                        on the contract date or any contract anniversary thereafter.

Death Benefit The death benefit is determined on the date of the insured's death and will be the greater of (a) the face amount or (b) the contract value multiplied by the death benefit factor stated in the contract. Debt Any amounts in the loan account attributable to the contract plus any accrued loan interest.

Face Amount             The minimum death benefit provided by the contract. The
                        initial face amount is shown on the contract specifications page. The face amount may be reduced as a result of partial withdrawals and may be increased as the result of additional premium payments.

General Account         All of the assets of the Company other than assets in
                        separate accounts.

In Force The contract is in effect, beginning on the later of the issue date or receipt of the initial payment, until the contract is terminated.

Insured The person whose life is covered by the contract, as specified on the contract specifications page. If more than one person is so named, all provisions of the contract which are based on the death of the insured will be based on the date of the death of the last survivor of those persons. Investment Account An account the Company establishes for the owner which represents the owner's interest in an investment option.

Investment Account      The value of the owner's investment in an investment
Value                   account.

Investment Options      The fixed and variable investments available to contract
                        owners. Currently, one fixed and twenty-nine variable investment options are available under the contract. The
                        Company currently limits the number of investment options to which an owner may allocate contract value to ten.

Issue Date The date the application is approved and the contract is issued, as specified on the contract specification page.

Loan Account            The portion of the assets held in the Company's general
                        account that is used as collateral when a loan is taken.

Maturity Date           The date on which proceeds are payable if the insured is
                        living, and the contract has not been surrendered for payment of its surrender value, as specified on the contract specifications page (the contract anniversary when the insured has attained age 100, unless the extended maturity option is elected).

Monthly Anniversary Day The same day each month as the contract date. If there is no monthly anniversary day in a calendar month, the monthly anniversary day will be the last day of the current calendar month.

Owner or                The person, persons or entity entitled to the ownership
Contract Owner          rights under the contract.

Payment or              An amount paid by a contract owner to the Company as
Premium Payment         consideration for the benefits provided by the contract.

Portfolio or            The registered management investment companies (or any
Trust Portfolio         successor companies offered under the contract) in which
                        the separate account may invest.

Proceeds Upon the death of the insured while the contract is in force prior to the maturity date, the amount to be paid to the beneficiary (the death benefit minus any debt). Upon surrender of the contract or on the maturity date, the surrender value to be paid to the contract owner.

Separate Account        A segregated account of the Company that is not
                        commingled with the Company's general assets and obligations.

Service Office          Any office the Company designates for the receipt of
                        payments and processing of contract owner requests.

Sub-Account(s)          The subdivisions of the separate account used to permit
                        a contract owner's contract value, less indebtedness, to be allocated among the Portfolios.

Surrender Value         The cash value less any debt.

Trust                   Manufacturers Investment Trust

Unliquidated            The sum of all payments under the contract, minus the
Payments                sum of payments liquidated, if any, due to partial
                        withdrawals.

Valuation Date          Any date on which the New York Stock Exchange is open
                        for business and the net asset value of a Portfolio is determined.

Valuation Period        Any period from one valuation date to the next, measured
                        from the time on each valuation date that the net asset value of each Portfolio is determined.

Variable Account        The Manufacturers Life Insurance Company of North
                        America Separate Account B, which is a separate account of the Company.

                                     SUMMARY


THE CONTRACT

         The contract is a modified single payment variable life insurance contract. The contract provides a death benefit and is designed for use in estate planning. During the insured's life, the contract provides that the contract value will accumulate on a fixed and/or variable basis. The variable portion of the contract will vary with the investment performance of an owner's variable investment accounts. Any portion of contract value allocated to the fixed investment option will accumulate based on the interest rate(s) credited by the Company.

PAYMENTS

         The contract requires the contract owner to make an initial payment of at least $10,000 and, subject to certain restrictions, permits additional payments. After the first contract anniversary, one additional premium payment of at least $1,000 may be made at any time during each contract year. Provided that the insured is between ages 40 and 70, up to the lesser of $5,000 or 5% of the initial payment may be paid without submitting new evidence of insurability. Additional payments may or may not increase the contract's face amount (see "PAYMENTS").

INVESTMENT OPTIONS

         Payments may be allocated among the thirty investment options currently available under the contract: twenty-nine variable investment options and one fixed investment option. Contract value may be allocated to a maximum of ten investment options at any one time. The twenty-nine variable investment options are the twenty-nine Sub-Accounts of the Variable Account, a separate account established by the Company. The Sub-Accounts invest in corresponding Portfolios of the Trust: Science and Technology Trust, International Small Cap Trust, Emerging Growth Trust, Pilgrim Baxter Growth Trust, Small/Mid Cap Trust, International Stock Trust, Global Equity Trust, Equity Trust, Growth Trust, Blue Chip Growth Trust, Real Estate Securities Trust, Value Trust, International Growth and Income Trust, Growth and Income Trust, Equity-Income Trust, Aggressive Asset Allocation Trust, High Yield Trust, Moderate Asset Allocation Trust, Conservative Asset Allocation Trust, Strategic Bond Trust, Global Government Bond Trust, Investment Quality Bond Trust, U.S. Government Securities Trust, Money Market Trust, Lifestyle Aggressive 1000 Trust, Lifestyle Growth 820 Trust, Lifestyle Balanced 640 Trust, Lifestyle Moderate 460 Trust and the Lifestyle Conservative 280 Trust (see the accompanying Prospectus of the Trust). The portion of the contract value in the Variable Account will reflect the investment performance of the Sub-Accounts selected (see "THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT B"). Premium payments may also be allocated to the fixed investment option. Under the fixed investment option, the Company guarantees the principal value of payments and the rate of interest credited to the investment account until the next contract anniversary. The portion of the contract value in the fixed investment option will reflect such interest and principal guarantees (see "FIXED INVESTMENT OPTION"). Subject to certain regulatory limitations, the Company may elect to add, subtract or substitute investment options.

         If the initial payment is received at the Service Office prior to the issue date, the entire payment will be allocated to the Company's General Account. This amount will be allocated to the Money Market Sub-Account as of the issue date of the contract. The contract value will then be allocated among the investment accounts in accordance with the applicant's instructions on the later of (a) fifteen days after the issue date of the contract or (b) the date the initial payment is received at the Service Office.

TRANSFERS

         Prior to the maturity date, amounts may be transferred among the variable investment options and from the variable investment options to the fixed investment option without charge. In addition, amounts may be transferred prior to the maturity date from the fixed investment option to the variable investment options within 30 days of each contract anniversary (and in other limited circumstances) (see "FIXED INVESTMENT OPTION"). After the maturity date, transfers are not permitted. Transfers from any investment account must be at least $300 or, if less, the entire balance in the investment account. If after the transfer the amount remaining in the investment account of the contract from which the transfer is made is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company may impose certain additional limitations on transfers (see "TRANSFERS AMONG INVESTMENT OPTIONS"). Transfer privileges may also be used under a special service offered by the Company to dollar cost average an investment in the contract (see "DOLLAR COST AVERAGING").

WITHDRAWALS

         Prior to the earlier of the maturity date or the death of the insured, the owner may withdraw all or a portion of the contract value. The amount withdrawn from any investment account must be at least $300 or, if less, the entire balance of the investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, the withdrawal request will be treated as a request to withdraw the entire contract value. A withdrawal charge may be imposed (see "WITHDRAWALS"). A withdrawal may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").

LOANS

         A owner may obtain one or both of two types of loans using the contract as the sole security for the loan. At the time a loan is requested, the aggregate amount of all loans (including the currently applied for loan) may not exceed 90% of the cash value (see "LOANS"). A loan may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").

Confirmation Statements

         Owners will be sent confirmation statements for certain transactions in their account. Owners should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to the Company's Service Office. If the owner fails to notify the Company's Service Office of any mistake within 60 days of the mailing of the confirmation statement, the owner will be deemed to have ratified the transaction.

CHARGES AND DEDUCTIONS

         Contract Charges

           No deduction is made from premium payments under the contract. On each monthly anniversary day (or, if the monthly anniversary is not a valuation date, the next valuation date after the monthly anniversary), charges are deducted proportionately from all investment accounts.

         Certain charges are expressed as an annual percentage of the owner's contract value:

              Three of these charges are deducted only during the first ten contract years:

                 - 0.25% for distribution costs incurred by the Company,

                 - 0.25% for state premium taxes to be paid by the Company as a result of receipt of premium payments, and

                 - 0.15% for the Company's increased Federal taxes caused by its receipt of premium payments.

              Two of these charges are deducted for all contract years:

                 - A 0.40% charge for contract administration, and

                 - A 0.35% charge for the death benefit provided by the contract (0.55% after the first ten contract years). If there is more than one insured, this charge is 0.10% (0.30% after the first ten contract years). This cost of insurance charge may vary; however, it is guaranteed not to exceed charges based upon the Commissioner's 1980 Standard Ordinary Mortality Table (the "1980 CSO Table").

              In addition, there are two other contract charges:

                 - A charge at an annual rate of 0.90% of the value of each variable investment account is deducted monthly for the mortality and expense risks assumed by the Company in connection with the contract.

                 - A monthly administrative charge of $2.50 per month will be imposed upon contracts with less than $100,000 of total premium payments (see "CHARGES AND DEDUCTIONS").

         Trust Charges

         There are deductions from and expenses paid out of the assets of the Trust Portfolios that are described in the accompanying Prospectus of the Trust.

DEATH BENEFIT

         The contract provides for a face amount which is the minimum death benefit under the contract. The death benefit may be greater than the face amount as a result of favorable investment performance. At the death of the insured, the Company will pay the proceeds to the beneficiary. The proceeds equal the death benefit less any debt under the contract (see "DEATH BENEFIT").

TEN DAY REVIEW

         Within 10 days of receipt of a contract, the contract owner may cancel the contract by returning it to the Company (see "TEN DAY RIGHT TO REVIEW").

TERMINATION

         The contract will terminate and life insurance coverage will cease if the owner surrenders the contract, or if the insured dies. It also will terminate 61 days after a monthly anniversary day when the contract surrender value is less than zero unless the owner makes payments within the 61 day grace period sufficient to prevent the termination. Unless the owner elects the extended maturity option, the contract will also terminate on the maturity date specified on the contract specifications page (the contract anniversary when the attained age of the insured is 100) (see "TERMINATION").


                            GENERAL INFORMATION ABOUT
           THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA ,
       THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE
                  ACCOUNT B AND MANUFACTURERS INVESTMENT TRUST

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

         The Manufacturers Life Insurance Company of North America, (the "Company") is a stock life insurance company organized under the laws of Delaware in 1979. The Company's principal office is located at 116 Huntington Avenue, Boston, Massachusetts 02116. The Company is also the depositor of The Manufacturers Life Insurance Company of North America Separate Account B, (the "Variable Account") a separate account of the Company that issues variable life contracts. The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company based in Toronto, Canada. Prior to January 1, 1996, the Company was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 North American Life and Manulife merged with the combined company retaining the name Manulife.

         On January 20, 1998, the Board of Directors of Manulife asked the management of Manulife to prepare a plan for conversion of Manulife from a mutual life insurance company to an investor-owned, publicly-traded stock company. Any demutualization plan for Manulife is subject to the approval of the Manulife Board of Directors and policyholders as well as regulatory approval.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT B

         The Company established the Variable Account in 1986, as a separate account under Delaware law. The income, gains and losses, whether or not realized, from assets of the Variable Account are, in accordance with the contract, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. Nevertheless, all obligations arising under the contract are general corporate obligations of the Company. Assets of the Variable Account may not be charged with liabilities arising out of any other business of the Company.

         The Variable Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account. If deemed by the Company to be in the best interests of persons having voting rights under the contract, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered if registration under the 1940 Act is no longer required.

         There are currently twenty-nine Sub-Accounts within the Variable Account, one for each of the twenty-nine Portfolios described below. The Company reserves the right to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account established by the Company or an affiliated company. The Company will not eliminate existing Sub-Accounts or combine Sub-Accounts without obtaining any necessary approval of the appropriate state or Federal regulatory authorities.

MANUFACTURERS INVESTMENT TRUST

         The assets of each sub-account of the Variable Account are invested in shares of a corresponding Portfolio of the Trust. A description of each Portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Global Government Bond Trust, Emerging Growth Trust and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from Manufacturers Securities Services, LLC, the successor to NASL Financial Services, Inc. ("MSS").

         The Trust currently has fourteen subadvisers who manage all of the portfolios:


SUBADVISER                                 SUBADVISER TO
- ----------                                 -------------

Fidelity Management Trust Company          Equity Trust
                                           Conservative Asset Allocation Trust
                                           Moderate Asset Allocation Trust
                                           Aggressive Asset Allocation Trust

Founders Asset Management LLC              Growth Trust
                                           International Small Cap Trust

Fred Alger Management, Inc.                Small/Mid Cap Trust

J.P. Morgan Investment Management Inc.     International Growth and Income Trust

Manufacturers Adviser Corporation          Real Estate Securities Trust
                                           Money Market Trust
                                           Lifestyle Aggressive 1000 Trust
                                           Lifestyle Growth 820 Trust
                                           Lifestyle Balanced 640 Trust
                                           Lifestyle Moderate 460 Trust
                                           Lifestyle Conservative 280 Trust

Miller Anderson & Sherrerd, LLP            Value Trust
                                           High Yield Trust

Morgan Stanley Asset Management Inc.       Global Equity Trust

Oechsle International Advisors, L.P.       Global Government Bond Trust

Pilgrim Baxter & Associates, Ltd.          Pilgrim Baxter Growth Trust

Rowe Price-Fleming International, Inc.     International Stock Trust

Salomon Brothers Asset Management Inc      U.S. Government Securities Trust
                                           Strategic Bond Trust

T. Rowe Price Associates, Inc.             Science & Technology Trust
                                           Blue Chip Growth Trust
                                           Equity-Income Trust

Warburg Pincus Asset Management, Inc.      Emerging Growth Trust

Wellington Management Company, LLP         Growth and Income Trust
                                           Investment Quality Bond Trust



The following is a brief description of each Portfolio:

         The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the Portfolio's objective.

         The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

         The EMERGING GROWTH TRUST seeks maximum capital appreciation by investing primarily in a Portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

         The PILGRIM BAXTER GROWTH TRUST seeks capital appreciation by investing in companies believed by the Subadviser to have an outlook for strong earnings growth and the potential for significant capital appreciation.

         The SMALL/MID CAP TRUST seeks long-term capital appreciation by investing at least 65% of its total assets (except during temporary defensive periods) in small/mid cap equity securities. As used herein small/mid cap equity securities are equity securities of companies that, at the time of purchase, have total market capitalization between $500 million and $5 billion.

         The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

         The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

         The EQUITY TRUST seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

         The GROWTH TRUST seeks long term growth of capital by investing at least 65% of the Portfolio's total assets in common stocks of well-established, high-quality growth companies that the Subadviser believes have the potential to increase earnings faster than the rest of the market.

         The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the Portfolio are expected to pay dividends.

         The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

         The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

         The INTERNATIONAL GROWTH AND INCOME TRUST seeks long-term growth of capital and income by investing, under normal circumstances, at least 65% of its total assets in equity securities of foreign issuers. The Portfolio may also invest in debt securities of corporate or sovereign issuers rated A or higher by Moody's Investor Services, Inc. or Standard & Poor's Corporation or, if unrated, of equivalent credit quality as determined by the subadviser.

         The GROWTH AND INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified Portfolio of common stocks of United States issuers which the Subadviser believes are of high quality.

         The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

         The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

         The AUTOMATIC ASSET ALLOCATION TRUSTS seek the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive -- by investing primarily in the kinds of securities in which the Equity, Investment Quality Bond, U.S. Government Securities and Money Market Trusts may invest.

            - The AGGRESSIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with an aggressive level of risk tolerance. This Portfolio attempts to limit the decline in Portfolio value in very adverse market conditions to 15% over any three year period.

            - The MODERATE ASSET ALLOCATION TRUST seeks the highest total return consistent with a moderate level of risk tolerance. This Portfolio attempts to limit the decline in Portfolio value in very adverse market conditions to 10% over any three year period.

            - The CONSERVATIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with a conservative level of risk tolerance. This Portfolio attempts to limit the decline in Portfolio value in very adverse market conditions to 5% over any three year period.

         The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its Subadviser broad discretion to deploy the Portfolio's assets among certain segments of the fixed-income market as the Subadviser believes will best contribute to achievement of the Portfolio's investment objective.

         The GLOBAL GOVERNMENT BOND TRUST seeks a high level of total return by placing primary emphasis on high current income and the preservation of capital by investing primarily in a global Portfolio of high-quality, fixed-income securities of foreign and United States governmental entities and supranational issuers.

         The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified Portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The Portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

         The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

         The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

         The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other Portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

         The LIFESTYLE GROWTH 820 TRUST seeks to provide long term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

         In pursuing the Strategic Bond, High Yield and Investment Quality Bond Trusts' investment objective, each portfolio expects to invest a portion of its assets in high yield securities, commonly known as "junk bonds" which also present a high degree of risk. The risks of these securities include price volatility and risk of default in the payment of interest and principle. See "Risk Factors Relating to High Yield Securities" contained in the Trust Prospectus before investing in any of these Trusts.

         In pursuing the Pacific Rim Emerging Markets, International Stock, Worldwide Growth, International Small Cap, Global Equity, Strategic Bond, International Growth and Income, High Yield and Global Government Bond Trusts' investment objective, each portfolio may invest up to 100% of its assets in foreign securities which may present additional risks. See "Foreign Securities" in the Trust Prospectus before investing in any of these Trusts.

         If the shares of any Portfolio are no longer available for investment or in the Company's judgment, investment in a Portfolio becomes inappropriate in view of the purposes of the Variable Account, the Company may eliminate the shares of a Portfolio and substitute shares of another Portfolio or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future payments. However, no substitution will be made without notice to contract owners and prior approval of the SEC to the extent required by the 1940 Act. The Variable Account may purchase other securities for additional

Sub-Accounts or to fund classes of contracts not offered through this Prospectus without giving such notice or seeking SEC approval.

         A full description of the Trust, including the investment objectives, policies and restrictions and expenses of each of the Portfolios and a description of procedures for handling potential conflicts of interest arising from the use of the Trust to fund both variable annuity and variable life insurance contracts, is contained in the Prospectus for the Trust which accompanies this Prospectus and should be read by a prospective purchaser before investing.


                           DESCRIPTION OF THE CONTRACT

APPLICATION FOR A CONTRACT

         To purchase a contract a prospective contract owner must submit an application to the Company. A contract will be issued only on the lives of insureds from ages 20 through 80 who supply evidence of insurability satisfactory to the Company. Contracts insuring more than one person will only be issued to a male life/female life combination where the difference in their "adjusted ages" (age last birthday plus three years if tobacco user) is not more than 15 years. Acceptance is subject to the Company's underwriting rules. The Company reserves the right to reject an application for any lawful reason provided similarly-situated risks are treated in a consistent manner and unfair discrimination is avoided. IF A CONTRACT IS NOT ISSUED, THE PREMIUM PAYMENTS WILL BE RETURNED WITHOUT INTEREST. No change in the terms or conditions of a contract will be made without the consent of the owner.

         The contract will be effective on the contract date only after the Company has received all outstanding delivery requirements and received the initial payment. The contract date is the date used to determine all future cyclical transactions on the contract, e.g., monthly anniversary day and contract years. The contract date may be prior to, or the same as, the date the contract is issued.

         If the face amount exceeds current limits established by the Company, the initial payment will not be accepted with the application. In other cases where an initial payment is received with the application, the Company will provide conditional insurance during underwriting according to the terms of a prepayment receipt and temporary life insurance agreement. The conditional insurance will be the insurance applied for, up to a maximum of $100,000. If no payment was submitted with the application, on contract delivery we will require sufficient payment to place the insurance in force.

PAYMENTS

         The contract is designed to permit an initial payment and, subject to certain conditions, additional payments. The initial payment purchases a death benefit initially equal to the contract's face amount. The minimum initial payment is $10,000.

         Under current underwriting rules, which are subject to change, proposed insureds are eligible for simplified underwriting without a medical examination if their application responses and initial payment meet simplified underwriting standards. Customary underwriting standards will apply to all other proposed insureds. The maximum initial premium currently permitted on a simplified underwriting basis varies with the issue age of the insured according to the following table:

         ISSUE AGE              SIMPLIFIED UNDERWRITING
                                MAXIMUM INITIAL PAYMENT

           40-44                Not available
           45-54                $ 20,000
           55-64                $ 30,000
           65-80                $ 50,000
                                $100,000

If the additional payment is greater than the Guaranteed Additional Payment (as defined below) and is not made to avoid termination of the contract, new evidence of insurability of the insured will be required. No additional payment will be accepted until evidence of insurability is provided to the Company.

         Additional payments may be made at any time and in any amount necessary to avoid termination of the contract. Other additional payments may be made at any time after the first contract anniversary, subject to the following conditions:

         (1)   each additional payment must be at least $1,000;

         (2)   only one payment may be paid in any contract year;

         (3)   the attained age of the insured must be less than 81; and

         (4) absent submission of new evidence of insurability of the insured, the maximum additional payment permitted in a contract year is the "Guaranteed Additional Payment". The Guaranteed Additional Payment is the lesser of $5,000 or a percentage of the initial payment (5% for attained ages 40-70, and 0% for attained ages 20-39 and 71-80).

         An additional payment may result in an increase in the face amount of insurance. If necessary, the Company will increase the face amount by an amount sufficient to permit the contract to remain within the definition of a "life insurance contract" under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code").

ALLOCATION OF PAYMENTS

         The Company will establish an investment account for the contract owner for each variable investment option to which the contract owner allocates payments. The contract owner may allocate contract value to a maximum of ten investment options at any one time.

         If the initial payment is received at the Service Office prior to the issue date, the entire payment will be allocated to the Company's General Account. On the issue date, this amount will be allocated to the Money Market Sub-Account as of the date the initial payment is received at the Service Office. The contract value will then be allocated among the investment accounts in accordance with the applicant's instructions on the later of (a) fifteen days after the issue date of the contract or (b) the date the initial payment is received at the Service Office. Additional payments are first applied to the amount of any debt under any outstanding loan. Thereafter, additional payments will be allocated among investment options in accordance with the contract owner's instructions as of the date the payment is received at the Service Office.

VARIABLE INVESTMENT OPTIONS

         The investment account for a variable investment option represents the contract owner's interest in that investment option. The value of a variable investment account may increase or decrease daily depending on the net investment experience (described below) for a Sub-Account. The investment account value reflects payments, amounts transferred to the investment account, the net investment experience of the Sub-Account, and any withdrawals, loans, transfers and charges taken from the investment account.

         The net investment experience for a variable investment account is the investment performance of the underlying Trust Portfolio of a Sub-Account from one valuation period to the next. The net investment experience for any valuation period is determined by dividing (a) by (b):

         Where (a) is:
         (1) the net asset value of a Portfolio share held in the Sub-Account determined at the end of the current valuation period, plus

         (2) the per share amount of any dividend or capital gain distributions made by the Portfolio on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period.

         Where (b) is:
         the net asset value of a Portfolio share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

TRANSFERS AMONG INVESTMENT OPTIONS

         Before the maturity date the contract owner may transfer amounts among the variable investment options and from such investment options to the fixed investment option at any time and without charge upon written notice to the Company or by telephone if the contract owner authorizes the Company in writing to accept telephone transfer requests. Amounts may only be transferred from the fixed investment option to the variable investment options within 30 days of the contract anniversary. The Company will effect such transfers so that the contract value on the date of the transfer will not be affected by the transfer. The contract owner must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company reserves the right to limit, upon notice, the maximum number of transfers a contract owner may make to one per month or six at any time within a contract year. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust Portfolios. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

TELEPHONE TRANSACTIONS

         Contract owners are permitted to request transfers by telephone. The Company will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. To be permitted to request transfers by telephone, a contract owner must elect the option on an appropriate authorization form provided by the Company. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where it fails to employ its procedures properly. Such procedures include the following: Upon telephoning a request, contract owners will be asked to provide certain identifying information. For the contract owner's and Company's protection, all conversations with contract owners will be tape recorded. All telephone transactions will be followed by a confirmation statement of the transaction.

DOLLAR COST AVERAGING

         The Company administers a Dollar Cost Averaging ("DCA") program which enables a contract owner to pre-authorize a periodic exercise of the contractual transfer rights described above. Contract owners entering into a DCA agreement instruct the Company to transfer monthly a predetermined dollar amount from any Sub-Account or the fixed investment option to other Sub-Accounts until the amount in the Sub-Account from which the transfer is made or the fixed investment option is exhausted. The DCA program is generally suitable for contract owners making a substantial deposit to the contract and who desire to control the risk of investing at the top of a market cycle. The DCA program allows such investments to be made in equal installments over time in an effort to reduce such risk. Contract owners interested in the DCA program may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Service Office. There is no charge for participation in the DCA program.

ASSET REBALANCING PROGRAM

         The Company administers an Asset Rebalancing Program which enables a contract owner to indicate to the Company the percentage levels he or she would like to maintain in particular Trust Portfolios. On the last business day of every calendar quarter, the contract owner's contract value will be automatically rebalanced to maintain the indicated percentages by transfers among the Portfolios. (The fixed investment option is not eligible for participation in the Asset Rebalancing Program.) The entire value of the contract owners' variable investment accounts must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, contract owners should monitor their use of these programs and other transfers or withdrawals while the Asset Rebalancing Program is being used. Contract owners interested in the Asset Rebalancing Program may obtain a separate application and full information concerning the program from their securities dealer or the Service Office. There is no charge for participation in the Asset Rebalancing Program.

LOANS

         While the contract is in force, the owner may obtain loans using the owner's contract as the sole security for the loan. The maximum loan amount is 90% of cash value at the time of the loan; the minimum loan amount is $1,000. Contract loans may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS"). When an owner requests a loan, the Company will reduce the owner's investment in the investment accounts and transfer the amount of the loan to the loan account, a part of the Company's general account. The owner may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the investment accounts on a pro rata basis. On each contract anniversary, the Company will transfer from the investment accounts to the loan account the amount by which the debt on the contract exceeds the balance in the loan account. In addition, any additional payments are first applied to the amount of any debt under any outstanding loan.

         The Company charges interest of 6% per year on contract loans. Loan interest is payable in arrears and, unless paid in cash, the accrued loan interest is added to the amount of the debt and bears interest at 6% as well. Except for the target loan amount described below, the loan account will be credited interest at the rate of 4% per year.

         The target loan amount is equal to the greater of:

         (a) the excess of the contract value over the unliquidated payments, or
         (b) 10% of total payments made under the contract.

         The amount of the loan account that is less than or equal to the target loan amount will be credited interest at the rate of 6% per year (unless a lower rate becomes necessary in order to maintain the tax status of the contract). The portion of the loan account that qualifies as target loan amount is determined on the contract date and each monthly anniversary day.

         If on any date debt under a contract exceeds the contract value, the contract will be in default. In such case, the owner will receive a notice indicating the payment needed to bring the contract out of default and will have a sixty-one day grace period within which to pay that amount. If the required payment is not made within the grace period, the contract will be terminated.


There is a potential that the policy could lapse if projected earnings are not achieved and there is a loan outstanding. See "Tax Treatment of Loans" for further discussion of the possible adverse tax consequences in the event that a contract lapses and a loan is outstanding.


         The amount of any debt will be deducted from the death benefit otherwise payable under the contract (see "DEATH BENEFIT"). In addition, debt, whether or not repaid, will have a permanent effect on the contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value. The longer debt is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the debt is outstanding, the contract value will not increase as rapidly as it would have if no debt were outstanding. If investment results are below that rate, the contract value will be higher than it would have been had no debt been outstanding.

         The owner may repay any debt in whole or in part at any time while the contract is in force. An amount equal to the amount of the loan repayment will be transferred from the loan account and allocated among the investment accounts in the same percentage as additional payments are allocated, unless the owner requests otherwise.

WITHDRAWALS

         Prior to the earlier of the maturity date or the death of the insured, the owner may withdraw all or a portion of the contract value upon written request, complete with all necessary information to the Service Office. In the case of a total withdrawal, the Company will pay the surrender value as of the date of receipt of the request at the Service Office, and the contract will terminate. In the case of a partial withdrawal from an investment account, the Company will pay the amount requested and deduct that amount plus any applicable withdrawal charge from such investment account. All request to withdraw all or a portion of the contract value must be in writing. Telephone withdrawals are not permitted. (see "CHARGES AND DEDUCTIONS").

         When making a partial withdrawal, the contract owner should specify the investment accounts from which the withdrawal is to be made. The amount requested from an investment account may not exceed the value of that investment account less any applicable withdrawal charge. If the contract owner does not specify the investment account from which a partial withdrawal is to be taken, a partial withdrawal will be taken from all the investment accounts. The face amount will be reduced proportionally to the reduction in the contract value due to the partial withdrawal.

         For the rules governing the order and manner of withdrawals from the fixed investment option (see "FIXED INVESTMENT OPTION").

         There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment account. If after the withdrawal (and deduction of any withdrawal charge) the amount remaining in the investment account is less than $100, the Company will treat the partial withdrawal as a withdrawal of the entire amount held in the investment account. If a partial withdrawal plus any applicable withdrawal charge would reduce the contract value to less than $300, the Company will treat the partial withdrawal as a total withdrawal of the contract value.

         The amount of any withdrawal from the variable investment options will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information at the Service Office, except that the Company reserves the right to defer the right of withdrawal or postpone payments for any period when: (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) trading on the New York Stock Exchange is restricted, (3) an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").


DEATH BENEFIT



Upon receipt of proof of the death of the insured while the contract is in force, the Company will pay the death benefit proceeds to the beneficiary. The amount of the death benefit is determined on the date the Company receives proof of the insured's death and will be the greater of (a) the face amount or (b) the contract value times the death benefit factor from the following table:

                             Death                      Death
         Attained           Benefit      Attained      Benefit
           Age              Factor         Age         Factor
         --------           -------      --------      -------

           40 or
          younger            250%           60          130%
            41               243%           61          128%
            42               236%           62          126%
            43               229%           63          124%
            44               222%           64          122%
            45               215%           65          120%
            46               209%           66          119%
            47               203%           67          118%
            48               197%           68          117%
            49               191%           69          116%
            50               185%           70          115%
            51               178%           71          113%
            52               171%           72          111%
            53               164%           73          109%
            54               157%           74          107%
            55               150%          75-90        105%
            56               146%           91          104%
            57               142%           92          103%
            58               138%           93          102%
            59               134%          94-99        101%

         Proof of death is received when one of the following is received at the Service Office:

         (a)   A certified copy of a death certificate; or
         (b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
         (c)   Any other proof satisfactory to the Company.

         All or part of the death benefit proceeds may be paid in cash or applied under an annuity option (see "ANNUITY PAYMENT OPTIONS"). If there is any debt under the contract, the death benefit proceeds equal the death benefit, as described above, less such debt.

ANNUITY PAYMENT OPTIONS

         Proceeds payable under the contract are payable either in a lump sum or in accordance with one or more annuity options. If no annuity option is specified, then proceeds will be paid in a lump sum. The person to receive payments under an option is called the payee and for joint and survivor annuities, the second person named is called the co-payee. An annuity option may be chosen only if the amount to be applied for any payee is at least $2,000. Each periodic payment must be at least $25. In addition to the annuity options described below, the owner may choose any form of settlement acceptable to the Company.

The following options are guaranteed in the contract:

         Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the payee. No payments are due after the death of the payee. Since there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

         Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the payee. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the payee dies prior to the end of the tenth year.

         Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the payee and a designated co-payee. No payments are due after the death of the last survivor of the payee and co-payee. Since there is no guarantee that any minimum number of payments will be made, a payee or co-payee may receive only one payment if the payee and co-payee die prior to the date the second payment is due.

         Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the payee and a designated co-payee. Since payments are guaranteed for 10 years, annuity payments will be made to the end of that period if both the payee and the co-payee die prior to the end of the tenth year.

         In addition to the foregoing annuity options which the Company is contractually obligated to offer at all times, the Company currently offers the following annuity options. The Company may cease offering the following annuity options at any time and may offer other annuity options in the future.

         Option 3: Life annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the payee. Since payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 15 or 20 year period.

         Option 4: Joint & Two-Thirds Survivor No-Refund Life Annuity - An annuity with full payments during the joint lifetime of the payee and a designated co-payee and two-thirds payments during the lifetime of the survivor. Since there is no guarantee that any minimum number of payments will be made, a payee or co-payee may receive only one payment if the payee and co-payee die prior to the date the second payment is due.

Death Benefit under Annuity Payment Options

         If annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, and the payee(s) dies, the Company will make the remaining guaranteed payments to the payee's named beneficiary. If no beneficiary is living, the Company will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the payee.

TERMINATION

         The contract will terminate and life insurance coverage will cease on the earliest of the following:

         (a)   the date the owner surrenders the contract; or
         (b)   the maturity date of the contract; or
         (c)   the end of the grace period described below; or
         (d)   the death of the insured.

         A grace period of 61 days commences on a monthly anniversary day on which the contract's surrender value is less than zero. If sufficient payment is not made by the end of the grace period, the contract will terminate without value. The Company will mail the owner and any assignee written notice of the amount of payment that will be required to continue the contact in force at least 61 days before the end of the grace period. The payment required will be no greater than the amount required to pay the monthly deduction for three months as of the day the grace period began. If payment is not made by the end of the grace period, the owner's contract will terminate without value.

         Termination on the maturity date may be avoided if the insured is living on that date and if the owner sends the Company written notice that the owner elects the contract's extended maturity option prior to the maturity date. If the extended maturity option is elected, the entire contract value will be transferred to the fixed investment account on the maturity date and no further cost of insurance charges will be incurred. Death benefit proceeds will then be equal to the surrender value. A decision to elect, or not to elect, the extended maturity option will have income tax consequences (see "FEDERAL TAX MATTERS").

REINSTATEMENT

         During the life of the insured, this contract may be reinstated within two years from the end of the grace period unless it was surrendered for payment of its surrender value. To reinstate, the Company must receive satisfactory proof of the insurability of the insured, and any debt must be repaid or reinstated. Sufficient payment must be made to cover:

         (a) all monthly deductions that are due and unpaid during the grace period, and
         (b) three months of the guaranteed maximum cost of insurance as of the date of reinstatement.

The contract value on the reinstated date will reflect:

         (a)   the contract value at the time of termination; plus
         (b)   payments made at the time of reinstatement.

The withdrawal charge will be based on the number of contract years from the original contract date.

FIXED INVESTMENT OPTION

         Investment Option. A one year fixed investment option is available under the contract. Under the one year fixed investment option, the Company guarantees the principal value of payments and the rate of interest credited to the investment account until the next contract anniversary. The portion of the contract value in the one year fixed investment option will reflect such interest and principal guarantees. The guaranteed interest rates on new amounts allocated or transferred to the fixed investment account are determined from time-to-time by the Company in accordance with market conditions. The effective interest rate credited at any time to the fixed investment account of a contract is the weighted average of all guaranteed rates for the contract. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for an amount in the fixed investment account, it is guaranteed until the next contract anniversary and may not be changed by the Company.

         Pursuant to a Guarantee Agreement dated November 19, 1993, (originally entered into by North American Life and assumed by Manulife in the merger), Manulife, the ultimate parent of the Company, unconditionally guarantees to the Company on behalf of and for the benefit of the Company and owners of fixed contracts issued by the Company that it will, on demand, make funds available to the Company for the timely payment of contractual claims under fixed contracts. This Guarantee covers the fixed portion of the contracts described in this Prospectus. This Guarantee may be terminated by Manulife on notice to the Company. Termination will not affect Manulife's continuing liability with respect to all fixed contracts issued prior to the termination of the Guarantee.

         Investment Account. Contract owners may allocate payments, or make transfers from the variable investment options, to the fixed investment option at any time prior to the maturity date. The Company will establish an investment account when amounts are allocated to the fixed investment option.

         Renewals. At the end of a guarantee period, the contract owner may establish a new investment account with a one year guarantee period at the then current interest rate or transfer the amounts to a variable investment option, all without the imposition of any charge. If the contract owner does not specify the renewal option desired, the Company will select the fixed investment option.

         Transfers. Prior to the maturity date, the contract owner may transfer amounts from the fixed investment account to the variable investment options within 30 days of the contract anniversary. Amounts in the fixed investment account may be transferred prior to the end of the contract year pursuant to the Dollar Cost Averaging program.

         Withdrawals. The contract owner may make total and partial withdrawals of amounts held in the fixed investment account at any time prior to the maturity date or his or her death. Withdrawals from the fixed investment account will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS." The Company reserves the right to defer payment of amounts withdrawn from the fixed investment account for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, the Company will pay interest on the amount deferred at a rate not less than 3% per year or such higher rate as may be required by the applicable state or jurisdiction).

         Withdrawals allocated to the free withdrawal amount may be withdrawn without the imposition of a withdrawal charge. If withdrawals are taken from more than one investment account, the free withdrawal amount will be applied to all investment accounts on a pro rata basis.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").

         Securities Registration. Due to certain exemptive and exclusionary provisions, interests in the fixed investment account are not registered under the Securities Act of 1933 (the "1933 Act") and the Company's general account is not registered as an investment company under the 1940 Act. Accordingly, neither interests in the fixed investment account nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosures in the Prospectus relating thereto. Disclosures relating to interests in the fixed investment account and the general account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy of statements made in a registration statement.

TEN DAY RIGHT TO REVIEW

         The contract owner may cancel the contract by returning it to the Service Office or agent at any time within 10 days after receipt of the contract. Within 7 days of receipt of the contract by the Company, the Company will refund the payment made for the contract, less any debt or partial withdrawals.

         No withdrawal charge is imposed upon return of the contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

OWNERSHIP

         The contract owner is the person entitled to exercise all rights under the contract and is the person designated in the contract specifications page or as subsequently named. If amounts become payable to any beneficiary under the contract, the beneficiary is the contract owner.

         Any change of ownership or assignment must be made in writing. Any change must be approved by the Company. Any assignment and any change, if approved, will be effective as of the date the Company receives the request at the Service Office. The Company assumes no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

BENEFICIARY

         The beneficiary is the person, persons or entity designated in the contract specifications page or as subsequently named. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by the Company and if approved, will be effective as of the date on which written. The Company assumes no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any revocable beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the owner or the owner's estate.

MISCELLANEOUS CONTRACT PROVISIONS

Limit on Right to Contest

         With regard to the life of each insured, the contract will be incontestable after it has been in force during the lifetime of the insured for two years from the issue date. Any increase in face amount for which evidence of insurability was obtained will be incontestable only after the increase has been in force, during the insured's lifetime, for two years from the effective date of the increase. The two year incontestability period may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

         In issuing the contract, the Company has relied upon the application. The statements in that application, in the absence of fraud, are considered representations and not warranties. No statement made in connection with the contract application will be used by the Company to void the contract or to deny a claim unless that statement is a part of the contract application or any amendments thereof.

Suicide Exclusion

         If any insured commits suicide, while sane or insane, within two years of the issue date, the Company will return payments made, less any debt and any partial withdrawals. If any insured commits suicide, while sane or insane, within two years from the effective date of any increase in face amount for which evidence of insurability was established, the Company will return the additional payment which increased the face amount.

Misrepresentation of Age or Sex

         If the age or sex of any insured has been misstated, the death benefit proceeds will be limited to those which would have been appropriate for the insured's correct age and sex.

Assignment

         While the insured is alive, the owner may assign the contract. No assignment will be binding on the Company unless it is written in a form acceptable to the Company and received at the Service Office. The Company will not be liable for any payments made or actions taken before the Company accepts the assignment. An absolute assignment will revoke the interest of any revocable beneficiary. The Company will not be responsible for the validity of any assignment. An assignment may result in income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").

Creditors' Claims

         To the extent permitted by law, no benefits payable under this contract will be subject to the claims of the contract owner's or the beneficiary's creditors.

Non-Participation

         The contract is non-participating and will not share in the Company's profits or surplus earnings. The Company will pay no dividends on the contract.

Notices and Elections

         To be effective, all notices and elections made under the contract must be in writing, signed by the owner and received by the Company at the Service Office. Certain exceptions may apply (see "Telephone Transactions"). Unless otherwise provided in the contract, all notices, requests and elections will be effective when received at the Service Office, complete with all necessary information.

Modification

         The Company will not change or modify the contract without the owner's consent except to the extent necessary to conform to any applicable law or regulation or any ruling issued by a government agency. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 7702 of the Code.

                             CHARGES AND DEDUCTIONS

         Charges and deductions under the contracts are assessed against contract values. In addition, there are deductions from and expenses paid out of the assets of the Trust Portfolios that are described in the accompanying Prospectus of the Trust.

MONTHLY DEDUCTION

         On each monthly anniversary day, a deduction is made from contract value to compensate the Company for the cost of insurance and certain other expenses incurred in connection with the contract. The monthly deduction amount is determined as of that valuation date, or if the monthly anniversary day is not a valuation date, the immediately following valuation date is used. The monthly deduction will be allocated among the investment accounts on a pro rata basis. The monthly deduction will vary from month to month. If the surrender value is insufficient to cover the monthly deduction due on any monthly anniversary day, the contract may terminate without value (see "TERMINATION").

DISTRIBUTION CHARGE

         During the first ten contract years, a distribution charge equal to an annual rate of 0.25% of contract value will be deducted monthly as compensation for a portion of the sales expenses the Company incurs with respect to the contract (see "DISTRIBUTION OF THE CONTRACT"). The Company will monitor distribution charges, Federal tax charges and contingent deferred sale charges deducted under a contract to ensure that the sum of these charges will never exceed 9% of aggregate payments made under that contract.

PREMIUM TAX CHARGE

         During the first ten contract years, a premium tax charge equal to an annual rate of 0.25% of contract value will be deducted monthly to defray premium taxes the Company pays to state and local governments in connection with the contract. This charge is designed to offset the average premium tax the Company expects to pay with respect to a contract (approximately 2.50% of premium payments received), but will not necessarily equal the premium tax paid by the Company with respect to a particular contract.

FEDERAL TAX CHARGE

         During the first ten contract years, a Federal tax charge equal to an annual rate of 0.15% of contract value will be deducted monthly to defray an increased Federal tax liability resulting from the application of Section 848 of the Code.

ADMINISTRATION CHARGE

         An administration charge equal to an annual rate of 0.40% of contract value will be deducted monthly as compensation for administrative expenses, including those for insurance underwriting and contract issuance, establishing and maintaining contract records, calculating contract values, providing reports to contract owners, preparation and filing of tax records and forms and processing contract transactions such as transfers, contract loans, partial withdrawals and surrenders. The administration charge is guaranteed never to increase over the life of the contract, and was established to cover average anticipated administrative expenses to be incurred over the period this class of contract will be in force.

         An administrative charge of $2.50 per month will be imposed upon contracts with less than $100,000 of total premium payments. This charge, when imposed, offsets the lower asset base from which the Company can recover its costs of contract administration through the asset-based administrative charge described above.

COST OF INSURANCE CHARGE

         The Company will make a monthly deduction for the cost of providing life insurance coverage for the insured. This charge is guaranteed not to exceed the maximum cost of insurance charge determined on the basis of the mortality table guaranteed in the contract, calculated using the 1980 CSO Table. Currently, a cost of insurance charge equal to an annual rate of 0.35% of contract value (0.55% of contract value after the first ten contract years) will be deducted monthly. If there is more than one insured, a cost of insurance charge equal to an annual rate of 0.10% of contract value (0.30% of contract value after the first ten contract years). The Company reserves the right to increase or decrease this current cost of insurance charge so long as the maximum charges guaranteed in the contract are not exceeded.

MORTALITY AND EXPENSE RISK CHARGE

         A mortality and expense risk charge equal to an annual rate of 0.90% of the value of variable investment accounts will be deducted monthly for assuming the mortality and expense risks under the contract. The mortality risk assumed under the contract is the risk that the cost of providing the death benefit will exceed the maximum guaranteed cost of insurance charge. The expense risk assumed under the contract is the risk that the cost of providing administrative services will exceed the revenues from the administration charges.

WITHDRAWAL CHARGE

         If the contract owner makes a partial withdrawal or surrenders the contract during the first nine contract years, the Company will impose a withdrawal charge which declines during that nine-year period, however, no withdrawal charges will be imposed upon death of the insured. The withdrawal charge consists of two components: a contingent deferred sales charge and an unrecovered premium tax charge. The withdrawal charge is applicable only to that portion of the proceeds of a surrender or partial withdrawal that exceeds the "free withdrawal amount." The free withdrawal amount is the greater of (a) or
(b) as defined below; however, the free withdrawal amount may never exceed the surrender value.

         (a) the excess of the contract value on the date of withdrawal or surrender over the unliquidated payments; or
         (b) 10% of total payments less all prior partial withdrawals in that contract year.

The total amount of the withdrawal charge is determined by multiplying the amount withdrawn or surrendered in excess of the free withdrawal amount by the applicable total withdrawal charge percentage shown in the following table:

                                                    Total
         Contract                Unrecovered     Withdrawal
           Year       Cdsc       Premium Tax       Charge
         --------     ----       -----------       ------

             1        6.75%          2.25%          9.00%
             2        6.50%          2.00%          8.50%
             3        6.25%          1.75%          8.00%
             4        5.50%          1.50%          7.00%
             5        4.75%          1.25%          6.00%
             6        4.00%          1.00%          5.00%
             7        3.25%          0.75%          4.00%
             8        2.50%          0.50%          3.00%
             9        1.75%          0.25%          2.00%
            10+        0%             0%             0%

The Company will monitor distribution charges, Federal tax charge and contingent deferred sale charges deducted under a contract to ensure that the sum of these charges will never exceed 9% of aggregate payments made under that contract.

         The total withdrawal charge will be eliminated when a contract is issued to an officer, director or employee (or a relative thereof) of the Company, Manulife, the Trust or any of their affiliates.

Withdrawal Charge Waiver in Connection with Clinton's Administration's Fiscal Year 1999 Budget Proposal


         The Clinton administration's Fiscal Year 1999 Budget proposal dated February 2, 1998 (the "Budget Proposal") contains proposals to change the taxation of life insurance contracts. See "FEDERAL TAX MATTERS - Introduction." While it is uncertain whether the Budget Proposal will become law, if the Budget Proposal is enacted substantially as proposed, withdrawal charges will be waived on purchase payments made on or after February 2, 1998, provided such amounts are withdrawn within 60 days of the date that the Budget Proposal becomes law. The Company reserves the right to terminate this withdrawal charge waiver at any time. If the waiver is terminated, purchase payments made from February 2, 1998 to the termination date of the waiver will not be subject to withdrawal charge as provided above. This waiver does not affect a contract owner's right to cancel a contract within the ten day right to review period. See "DESCRIPTION OF THE CONTRACT -- Ten Day Right to Review." Withdrawals may be subject to income tax to the extent of earnings under the contract and, if the contract is a modified endowments contract and the withdrawal is made prior to age 59 1/2, generally will be subject to a 10% IRS penalty tax. See "FEDERAL TAX MATTERS - Taxation of Partial and Full Withdrawals."


         The revenues from the contingent deferred sales charge and the distribution charge may be insufficient to defray all distribution expenses. If there is a shortfall, the Company will bear the expense from its general account assets. Such assets may include profits, if any, from the cost of insurance and mortality and expense risk charges described above.

         The unrecovered premium tax charge is designed to reimburse the Company upon a surrender or partial withdrawal during the first nine contract years for state premium taxes it will have paid in connection with receipt of contract payments. The amounts deducted pursuant to the asset-based charge for premium taxes prior to withdrawal, plus the deferred premium tax charges deducted upon the amounts surrendered or withdrawn, will approximately equal the Company's expected state premium tax obligations as a result of its receipt of contract payments, based upon an estimated 2.5% average premium tax obligation.

OTHER CHARGES

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

The Separate Account purchases shares of Portfolios at net asset value. The net asset value of those shares reflects the following investment management fees and expenses:

                                                      OTHER
                                                    EXPENSES
                                     MANAGEMENT  (AFTER EXPENSE     TOTAL TRUST
TRUST PORTFOLIO                         FEES   REIMBURSEMENT)*** ANNUAL EXPENSES

Science & Technology................   1.100%         0.160%           1.260%
International Small Cap.............   1.100%         0.210%           1.310%
Emerging Growth.....................   1.050%         0.060%           1.110%
Pilgrim Baxter Growth...............   1.050%         0.130%           1.180%
Small/Mid Cap.......................   1.000%         0.050%           1.050%
International Stock.................   1.050%         0.330%           1.380%
Global Equity.......................   0.900%         0.110%           1.010%
Equity..............................   0.750%         0.050%           0.800%
Growth..............................   0.850%         0.100%           0.950%
Blue Chip Growth....................   0.925%         0.050%           0.975%***
Real Estate Securities..............   0.700%         0.070%           0.770%***
Value...............................   0.800%         0.160%           0.960%
International Growth and Income.....   0.950%         0.170%           1.120%
Growth and Income...................   0.750%         0.040%           0.790%
Equity-Income.......................   0.800%         0.050%           0.850%
Aggressive Asset Allocation.........   0.750%         0.150%           0.900%
High Yield..........................   0.775%         0.110%           0.885%
Moderate Asset Allocation...........   0.750%         0.100%           0.850%
Conservative Asset Allocation.......   0.750%         0.140%           0.890%
Strategic Bond......................   0.775%         0.100%           0.875%
Global Government Bond..............   0.800%         0.130%           0.930%
Investment Quality Bond.............   0.650%         0.090%           0.740%
U.S. Government Securities..........   0.650%         0.070%           0.720%
Money Market........................   0.500%         0.040%           0.540%
Lifestyle Aggressive 1000#..........       0%         1.116%**         1.116%
Lifestyle Growth 820#...............       0%         1.048%**         1.048%
Lifestyle Balanced 640#.............       0%         0.944%**         0.944%
Lifestyle Moderate 460#.............       0%         0.850%**         0.850%
Lifestyle Conservative 280#.........       0%         0.708%**         0.708%



* Based on estimates of payments to be made during the current fiscal year.

** Reflects expenses of the Underlying Portfolios. Manufacturers Securities Services, LLC has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1997) as noted in the chart below:

                                    MANAGEMENT     OTHER       TOTAL TRUST
TRUST PORTFOLIO                        FEES      EXPENSES    ANNUAL EXPENSES

Lifestyle Aggressive 1000.........      0%        1.156%        1.156%
Lifestyle Growth 820..............      0%        1.088%        1.088%
Lifestyle Balanced 640............      0%        0.984%        0.984%
Lifestyle Moderate 460............      0%        0.890%        0.890%
Lifestyle Conservative 280........      0%        0.748%        0.748%

# Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, the Adviser is currently paying these expenses as described in footnote ** above.

*** During the one year period ended December 31, 1997, MSS voluntarily waived fees payable to it and/or reimbursed expenses to the extent necessary to prevent "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate and Capital Growth Bond Trusts from exceeding .50% of the Trust's average net assets. This voluntary fee waiver was terminated effective January 1, 1998. Expenses shown in the table for these three Trusts do not reflect the fee waiver.



OTHER TAXES

         The Company reserves the right to make charges for any additional tax obligations that may be incurred in the future as a result of establishing or maintaining the Variable Account, issuing a contract, receiving payments under a contract, or from commencing or continuing annuity option payments under a contract.

                               FEDERAL TAX MATTERS

INTRODUCTION

         The following discussion of the Federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of the contract is unclear in certain circumstances, and a qualified tax advisor should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

         The Clinton administration's Fiscal Year 1999 Budget Proposal dated February 2, 1998 (the "Budget Proposal") contains proposals to change the taxation of life insurance contracts. The Budget Proposal proposes to tax exchanges of variable contracts for fixed contracts, exchanges of fixed contracts for variable contracts, exchanges of variable contracts for variable contracts and reallocation within variable contracts. Currently, owners of life contracts may exchange their contracts for another life insurance contract without currently incurring tax, and reallocations among investment options are not treated as a taxable exchange. In addition, the Budget Proposal proposes that the contract owner's basis in life insurance contracts be reduced by certain amounts (related to the cost of insurance and possibly expenses) for purposes of determining the taxable gain on in the contract. Currently, basis in life insurance contracts is not reduced by this amount. The Budget Proposal states that it generally would apply only to contracts issued after the date of first congressional committee action, but that the new exchange and reallocation rules would also apply to any existing contract that was materially changed. While it is uncertain whether the Budget Proposal will become law, if the Budget Proposal is enacted substantially as proposed, withdrawal charges will be waived. See "CHARGES AND DEDUCTIONS - Withdrawal Charge."

         This discussion does not address state or local tax consequences associated with the purchase of the contract. In addition, THE COMPANY MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

THE COMPANY'S TAX STATUS

         The Company is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a contract. The Company does not anticipate that it will incur any Federal income tax liability attributable to such income and gains of the Variable Account, and therefore the Company does not intend to make any provision for such taxes. If the Company is taxed on investment income or capital gains of the Variable Account, then the Company may impose a charge against the Variable Account to make provision for such taxes. The Company's Federal tax liability is increased, however, in respect of the contracts because of the Federal tax law's treatment of deferred acquisition costs (for which the Company imposes a Federal tax charge) (see "CHARGES AND DEDUCTIONS").

TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

Tax Status of the Contract

         Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. The Company believes that the contract will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the contract will generally be excludable from the beneficiary's gross income, and interest and other income credited under the contract will not be taxable unless certain withdrawals are made (or are deemed to be made) from the contract prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, and
(2) the Company, rather than the contract owner, is considered the owner of the assets of the Variable Account for Federal income tax purposes.

         DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the contract will not be treated as a life insurance contract for Federal income tax purposes and the owner would generally be taxable currently on the income on the contract (as defined in the tax law). The Company expects that the Variable Account, through the Trust, will comply with these diversification requirements. Although the investment adviser of the Trust is an affiliate of the Company, the Company does not have control over the Trust or its investments. Nonetheless, the Company believes that each Trust Portfolio in which the Variable Account owns shares will be operated in compliance with the diversification requirements prescribed by the Code and Treasury Department regulations.

         OWNERSHIP TREATMENT. In certain circumstances, variable life insurance contract owners may be considered the owners, for Federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Sub-Accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

         The ownership rights under the contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the owner of this contract has the choice of many more investment options to which to allocate premium payments and variable investment account values, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the contract owner being treated as the owner of a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets . In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

         The remainder of this discussion assumes that the contract will be treated as a life insurance contract for Federal tax purposes.

Tax Treatment of Life Insurance Death Benefit Proceeds

         In general, the amount of the death benefit payable from a contract by reason of the death of the insured is excludable from gross income under Section 101 of the Code. Certain transfers of the contract for valuable consideration, however, may result in a portion of the death benefit being taxable.

         If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period

         Under existing provisions of the Code, except as described below, any increase in an owner's contract value is generally not taxable to the owner unless amounts are received (or are deemed to be received) from the contract prior to the insured's death. If there is a total withdrawal from the contract, the surrender value will be includible in the owner's income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the contract, less the aggregate amount received under the contract previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the contract constitute income to the owner depends, in part, upon whether the contract is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

         CONTRACTS WHICH ARE MECS

         Characterization of a Contract as a MEC. In general, this contract will constitute a MEC unless (1) it was received in exchange for another life insurance contract which was not a MEC, and (2) no premium payments (other than the exchanged contract) are paid into the contract during the first seven contract years. In addition, even if the contract initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the contract (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

         Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the contract is a MEC, withdrawals from the contract will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the contract. The amount of any loan (including unpaid interest thereon) under the contract will be treated as a withdrawal from the contract for tax purposes. In addition, if the owner assigns or pledges any portion of the value of a contract (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal from the contract for tax purposes. The owner's investment in the contract is increased by the amount includible in income with respect to such assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a contract which is a MEC, an owner should consult a qualified tax advisor.

         Penalty Tax. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to 10% of the portion of the withdrawal that is includible in income, unless the withdrawals are made
(1) after the owner attains age 59 1/2, (2) because the owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the owner (or the joint lives or life expectancies of the owner and his or her beneficiary, as defined in the tax law).

         Aggregation of Contracts. All life insurance contracts which are MECs and which are purchased by the same person from the Company or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includible in income. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

         CONTRACTS WHICH ARE NOT MECS

         Tax Treatment of Withdrawals Generally. If the contract is not a MEC (described above), the amount of any withdrawal from the contract will be treated first as a non-taxable recovery of premium payments and then as income from the contract. Thus, a withdrawal from a contract that is not a MEC will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

         Certain Distributions Required by the Tax Law in the First 15 Contract Years. As indicated under "Payments", Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the contract is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may result upon a decrease in the face amount, if withdrawals are made, and in certain other instances.

         Tax Treatment of Loans. If a contract is not a MEC, a loan received under the contract generally will be treated as indebtedness of the owner. As a result, no part of any loan under such a contract will constitute income to the owner so long as the contract remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in the owner's income.

Last Survivor Contracts

         Although the Company believes that the contract, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which
Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. Prospective owners considering purchase of the contract as a last survivor contract should consult a qualified tax advisor.

         Where the owner of the contract is the last surviving insured, the death proceeds will generally be includible in the contract owner's estate on his or her death for purposes of the Federal estate tax. If the contract owner dies and was not the last surviving insured, the fair market value of the contract would be included in the contract owner's estate. In general, no part of the contract value would be includible in the last surviving insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Treatment of Maturity Benefits and Extension of Maturity Date

         At the maturity date, the surrender value will be paid to the contract owner, and this amount will be includible in income to the extent the amount received exceeds the investment in the contract. If the contract owner elects to extend the maturity date past the year in which the insured attains age 100 (which must be done prior to the original maturity date), the Company believes the contract will continue to qualify as a life insurance contract for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that the contract owner would be viewed as constructively receiving the cash value in the year the insured attains age 100. If this were the case, an amount equal to the excess of the cash value over the investment in the contract would be includible in the contract owner's income at that time.

Actions to Ensure Compliance with the Tax Law

         The Company believes that the maximum amount of premium payments it has determined for the contracts will comply with the Federal tax definition of life insurance. The Company will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, the Company will refund the excess premiums within 60 days of the end of the contract year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. The Company also reserves the right to increase the death benefit (which may result in larger charges under a contract) or to take any other action deemed necessary to ensure the compliance of the contract with the Federal tax definition of life insurance.

Other Considerations

         Changing the owner, exchanging the contract, and other changes under the contract may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change.

         Federal estate tax, state and local estate and inheritance tax, and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract owner or beneficiary. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates valued at less than the "applicable exclusion amount" will not incur a Federal estate tax liability. The applicable exclusion amount for decedents dying in 1998 is $625,000 and increases annually until it reaches $1,000,000 for decedents dying in 2006 and after. In addition, an unlimited marital deduction may be available for Federal estate and gift tax purposes.

         If the contract owner (whether or not he or she is an insured) transfers ownership of the contract to someone two or more generations younger, the transfer may be subject to the generation-skipping tax, the amount subject to tax being the value of the contract. The generation-skipping tax provisions generally apply to transfers which would be subject to the gift or estate tax rules. Individuals are generally allowed an aggregate generation-skipping tax exemption of $1 million. For generation skipping transfers of decedents dying after 1998, this exemption is indexed for inflation.

         Because the Federal estate tax, gift tax, and generation skipping tax rules are complex, prospective contract owners should consult a qualified tax advisor before using this contract for estate planning purposes.

DISALLOWANCE OF INTEREST DEDUCTIONS

         The contract generally will be characterized as a single premium life insurance contract under Section 264 of the Code and, as a result, interest paid on any loans under the contract will not be tax deductible, irrespective of whether the owner is an individual or a non-natural entity, such as a corporation or a trust. In addition, in the case of contracts issued to a non-natural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a contract even if no loans are taken under the contract. An exception to the latter rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee of, a trade or business. Entities that are considering purchasing the policy, or entities that will be beneficiaries under a contract, should consult a tax advisor.

FEDERAL INCOME TAX WITHHOLDING

         The Company will withhold and remit to the Federal government a part of the taxable portion of withdrawals made under a contract unless the owner notifies the Company in writing at or before the time of the withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the owner requests that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, the owner will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. The owner may also be required to pay penalties under the estimated tax rules, if the owner's withholding and estimated tax payments are insufficient to satisfy the owner's total tax liability.

                                  OTHER MATTERS

VOTING RIGHTS

         The Company will vote shares of the Trust Portfolios held in the Variable Account at meetings of shareholders of the Trust in accordance with voting instructions received from the persons having the voting interest under the contracts. The number of Portfolio shares for which voting instructions may be given will be determined by the Company in the manner described below, not more than 90 days prior to the meeting of the Trust. Trust proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. Portfolio shares held in the Variable Account that are attributable to contract owners and as to which no timely instructions are received and Portfolio shares held in the Variable Account that are beneficially owned by the Company will be voted by the Company in proportion to the instructions received.

         Prior to the maturity date, the person having the voting interest under a contract is the contract owner and the number of votes as to each Portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the Sub-Account in which such Portfolio shares are held by the net asset value per share of that Portfolio.

         The Company may, if required by state insurance officials, disregard voting instructions that would require shares to be voted to change the sub-classification or investment policies of a Portfolio or to approve or disapprove an investment advisory contract for a Portfolio. In addition, the Company may disregard voting instructions that would require changes in the investment policies or investment adviser or Subadviser of a Portfolio if the Company reasonably disapproves of these changes in accordance with applicable Federal regulations. If the Company disregards any voting instructions, it will advise contract owners of that action, and its reasons therefore, in its next communication to contract owners.

         The Company reserves the right to make any changes in the voting rights described above that may be permitted by the securities laws or regulations or interpretations of these laws or regulations. In particular, if applicable securities laws or regulations are amended or present interpretations of them change, and, as a result, the Company determines that it is permitted to vote in its own right shares of the Portfolios held in the Variable Account, the Company may elect to do so.

NOTICES AND REPORTS TO CONTRACT OWNERS

         Within 30 days after each calendar quarter, the Company will send the owner a statement showing, among other things, the contract value and information concerning any loans. Within 10 days after any transaction involving purchase, sale or transfer of amounts allocated to the Variable Account, the owner will be sent a confirmation statement. The owner also will be sent an annual and semi-annual report for the Variable Account and each Portfolio, which will include a list of the securities held in each Portfolio.

         At least once each contract year, the Company will send to contract owners a statement showing the face amount and the contract value of the contract and any outstanding loan secured by the contract as of the date of the statement. The statement will also show premium payments, and monthly deductions under the contract since the last statement, and any other information required by any applicable law or regulation.

DISTRIBUTION OF CONTRACTS

         MSS, located at 73 Tremont Street, Boston, Massachusetts 02108, a Delaware limited liability company controlled by the Company, is the principal underwriter of the contracts in addition to providing advisory services to the Trust. MSS is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. ("NASD"). MSS has entered into a non-exclusive promotional agent agreement with Wood Logan Associates, Inc. ("Wood Logan"). Wood Logan is a broker-dealer registered under the 1934 Act and a member of the NASD. Wood Logan is a wholly owned subsidiary of a holding company that is 62.5% owned by The Manufacturers Life Insurance Company (U.S.A.), 22.5% owned by MRL Holding, LLC and approximately 15% owned by the principals of Wood Logan. Sales of the contracts will be made by registered representatives of broker-dealers authorized by MSS to sell them. Such registered representatives will also be licensed insurance agents of the Company. Under the promotional agent agreement, Wood Logan will recruit and provide sales training and licensing assistance to such registered representatives. In addition, Wood Logan will prepare sales and promotional materials for the Company's approval. MSS will pay distribution compensation to selling brokers in varying amounts which under normal circumstances are not expected to exceed 7% of purchase payments. In addition, MSS may pay trail compensation after the first contract year, which under normal circumstances will not exceed 0.25% of contract value per year. MSS may from time to time pay additional compensation pursuant to promotional contests. Additionally, in some circumstances, MSS will provide reimbursement of certain sales and marketing expenses. MSS will pay the promotional agent for providing marketing support for the distribution of the contracts.

OFFICERS AND DIRECTORS OF THE COMPANY

         The directors and executive officers of the Company, together with their principal occupations during the past five years, are as follows:

NAME                  POSITION WITH THE COMPANY    PRINCIPAL OCCUPATION

John D. DesPrez III   Director* and President      Senior Vice President, U.S.
                                                   Annuities, Manulife,
Age: 41                                            September 1996 to present;
                                                   Director and President of the
                                                   Company, September 1996 to
                                                   present; Vice President,
                                                   Mutual Funds, Manulife,
                                                   January, 1995 to September
                                                   1996, President and Chief
                                                   Executive Officer, North
                                                   American Funds, March 1993 to
                                                   September 1996; Vice
                                                   President and General Counsel
                                                   of the Company, January 1991
                                                   to June 1994.


Peter S. Hutchison    Director*                    Senior Vice President,
                                                   Corporate Taxation, Manulife,
Age: 48                                            January 1996 to present;
                                                   Director of the Company
                                                   January 1991 to present;
                                                   Executive Vice President and
                                                   Chief Financial Officer,
                                                   North American Life,
                                                   September 1994 to December
                                                   31, 1995; Senior Vice
                                                   President and Chief Actuary,
                                                   North American Life, April
                                                   1992 to August 1994.

John D. Richardson    Director* and Chairman       Executive Vice President and
                      of the Board                 General Manager, U.S.
Age: 60                                            Operations, Manulife, January
                                                   1995 to present; Director and
                                                   Chairman of the Board of the
                                                   Company, March 1997 to
                                                   present; Senior Vice
                                                   President and General
                                                   Manager, Canadian Operations,
                                                   Manulife, June 1992 to
                                                   January 1995.


Robert Boyda          Vice President, Investment   Vice President, Investment
                      Management Services          Management Services of the
Age: 41                                            Company, January 1997 to
                                                   present; Assistant Vice
                                                   President, Management
                                                   Service, Manulife, August
                                                   1994 to January 1997; General
                                                   Manager, Retail Banking,
                                                   CIBC, January 1987 to April
                                                   1994.

James R. Boyle        Vice President,              Vice President,
                      Administration               Administration Accumulation
Age: 38                                            Products, Manulife September
                                                   1996 to present; Vice
                                                   President, Administration of
                                                   the Company, September 1996
                                                   to present; Vice President,
                                                   Treasurer and Chief
                                                   Administrative Officer, North
                                                   American Funds, June 1994 to
                                                   September 1996; Corporate
                                                   Controller of the Company,
                                                   July 1993 to June 1994;
                                                   Mutual Fund Accounting
                                                   Executive of the Company,
                                                   June 1992 to July 1993.


James D. Gallagher    Vice President, Secretary    Vice President, Legal
                      and General Counsel          Services U.S. Operations,
Age: 43                                            Manulife, January 1996 to
                                                   present; Vice President,
                                                   Secretary and General Counsel
                                                   of the Company, June 1994 to
                                                   present; Vice President and
                                                   Associate General Counsel,
                                                   The Prudential Insurance
                                                   Company of America,
                                                   1990-1994.

NAME                  POSITION WITH THE COMPANY    PRINCIPAL OCCUPATION

Richard C. Hirtle     Vice President, Strategic    Vice President, Strategic
                      Development & Accumulation   Development, Annuities,
Age: 42               Life Products                Manulife, December 1997 to
                                                   present; Vice President,
                                                   Strategic Development &
                                                   Accumulation Life Products of
                                                   the Company December 1997 to
                                                   present; Vice President,
                                                   Treasurer, Chief Financial
                                                   Officer of the Company
                                                   November 1988 to December
                                                   1997.


Hugh C. McHaffie      Vice President, U.S.         Vice President, U.S.
                      Annuities and Product        Annuities and Product
Age: 39               Development                  Development, Manulife,
                                                   January 1996 to present; Vice
                                                   President U.S. Annuities and
                                                   Product Development of the
                                                   Company August 1994 to
                                                   present; Product Development
                                                   Executive of the Company,
                                                   August 1990 to August 1994.


David W. Libbey       Vice President, Treasurer,  Vice President and Chief
                      and Chief Financial Officer Financial Officer, Annuities,
Age: 50                                           Manulife, December 1997 to
                                                  present; Vice President,
                                                  Treasurer and Chief Financial
                                                  Officer of the Company
                                                  December 1997 to present;
                                                  Vice President, Finance of
                                                  the Company June 1997 to
                                                  December 1997; Vice President
                                                  & Actuary, Paul Revere
                                                  Insurance Group June 1970 to
                                                  March 1997.

Janet Sweeney         Vice President, Corporate   Vice President, Human
                      Services                    Resources, U.S. Operations,
Age: 47                                           Manulife, January 1996 to
                                                  present; Vice President,
                                                  Corporate Services of the
                                                  Company, January 1995 to
                                                  present; Executive, Corporate
                                                  Services of the Company, July
                                                  1989 to December 1994.

John G. Vrysen        Vice President and Chief    Vice President and Chief
                      Actuary                     Financial Officer, U.S.
Age: 42                                           Operations, Manulife, January
                                                  1996 to present; Vice
                                                  President and Chief Actuary
                                                  of the Company, January 1986
                                                  to present.

CONFIRMATION STATEMENTS

         Owners will be sent confirmation statements for certain transactions in their account. Owners should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to the Company's Service Office. If the owner fails to notify the Company's Service Office of any mistake within 60 days of the mailing of the confirmation statement, the owner will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS

         There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither the Company nor MSS are involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

LEGAL MATTERS

         All matters of applicable state law pertaining to the contract, including the Company's right to issue the contract thereunder, have been passed upon by James D. Gallagher, Esq., Vice President, Secretary and General Counsel of the Company. Certain matters relating to the Federal securities laws have been passed upon by Jones & Blouch L.L.P., Washington, D.C.

INDEPENDENT AUDITORS


         The financial statements of the Company and the Variable Account at December 31, 1997 and 1996 and for the years then ended appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



         The consolidated statements of income, changes in shareholder's equity and cash flows of the Company for the year ended December 31, 1995, appearing in this Registration Statement have been included elsewhere herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.



         The financial statements of the Company which are included in the Part II should be considered only as bearing on the ability of the Company to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.


SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

         The assets of the Variable Account are held by the Company. The assets of the Variable Account are kept physically segregated and held separate and apart from the general account of the Company. The Company maintains records of all purchases and redemptions of shares of each Trust Portfolio. Additional protection for the assets of the Variable Account is afforded by the Company's blanket fidelity bond issued by American Home Assurance Company, in the aggregate amount of $50 million ($25 million for any one claim) , covering all of the officers and employees of the Company.

OTHER INFORMATION

A registration statement has been filed with the SEC under the 1933 Act, as amended, with respect to the variable portion of the contracts discussed in the Prospectus. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Prospectus. Statements contained in this Prospectus concerning the content of the contracts and other legal instruments are only summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.


YEAR 2000 ISSUES



Like other business organizations and individuals, the Company would be adversely affected if its computer systems and those of its service providers do not properly process and calculate date-related information and data from and after January 1, 2000. The Company is completing an assessment of the Year 2000 impact on its systems and business processes. Management believes that the Company will complete its Year 2000 project for all critical systems and processes by September 30, 1998, prior to any anticipated impact on the critical systems and processes.



The date on which the Company believes it will complete the Year 2000 project is based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code, and other similar uncertainties.


CONTRACT OWNER INQUIRIES

All contract owner inquiries should be directed to the Service Office.

                             CONTRACT ILLUSTRATIONS

         The following tables have been prepared to illustrate the way in which a contract operates. The tables assume that an initial premium payment of $25,000 is allocated equally among the Sub-Accounts of the Variable

Account, with no allocation to the fixed investment account, and that no subsequent payments, transfers, partial withdrawals, or loans have been made. A female nonsmoker age 55 and a male nonsmoker age 65 with face amounts of $85,564 and $51,179, respectively, are illustrated for an individual insured. The illustration for a contract with two insureds assumes a joint equal age of 65 with a face amount of $79,644.

         The tables illustrate how the contract value, the surrender value and the death benefit of a contract would vary over time if the investment return on the assets of each Portfolio were a uniform, gross (i.e., before taking into consideration fees or expenses incurred by each Portfolio, other than transaction expenses such as brokerage commissions) after-tax annual rates of 0%, 6% or 12%. The contract value, surrender value and death benefit would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years.

         The charges reflected in the tables include the (1) distribution charge equal to an annual rate of 0.25% of contract value for the first ten contract years, (2) premium tax charge equal to an annual rate of 0.25% of contract value for the first ten contract years, (3) Federal tax charge equal to an annual rate of 0.15% of contract value for the first ten contract years, (4) administration charge equal to an annual rate of 0.40% of contract value, (5) mortality and expense charge equal to an annual rate of 0.90% of variable investment account values, (6) $2.50 monthly maintenance fee, (7) current and guaranteed cost of insurance charges, and (8) any withdrawal charge which may be applicable in the first nine contract years. A simple average of total trust expenses for the twenty-nine investment portfolios of 0.95% is also reflected in the tables. The expenses of the Portfolios may fluctuate from year to year, but are assumed to remain constant for purposes of these tables.

         The tables reflect the fact that no charges (other than those described above) for Federal, state or local taxes are currently made against the Variable Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

         Surrender values in the tables do not reflect any tax consequences of a surrender, as those consequences would vary according to the individual circumstances of the contract owner. It should be noted that surrenders of the contract may be subject to income tax and a 10% penalty tax (see "FEDERAL TAX MATTERS").

         Upon request, the Company will furnish comparable illustrations based on the insured's age, gender, smoking status, risk class, the initial premium payment, and the investment option selected by the contract owner or prospective owner.

         From time to time, in supplemental sales literature for the contract that quotes performance data for one or more of the Trust Portfolios, the Company may include surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the sales literature replacing the hypothetical rates of return in the following tables. This information may be shown in the form of graphs, charts, tables and examples. The contract will be offered to the public only on or after the date of this Prospectus. However, total return data may be used in sales literature for as long a period as a Portfolio has been in existence. The results for any period prior to the contract being offered would be calculated as if the contract had been offered during that period of time, with all charges assumed to be those applicable to the contract.

                  $25,000 INITIAL PAYMENT: $51,179 FACE AMOUNT
                             MALE NONSMOKER: AGE 65

                                 CURRENT VALUES


                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

   1     $26,250    $24,170     $22,220    $51,179     $25,622     $23,541     $51,179     $27,073     $24,861      $51,179
   2      27,563     23,367      21,594     51,179      26,260      24,240      51,179      29,320      27,195       51,179
   3      28,941     22,590      20,983     51,179      26,914      24,961      51,179      31,757      29,757       51,179
   4      30,388     21,838      20,484     51,179      27,586      25,836      51,179      34,399      32,649       51,179
   5      31,907     21,109      19,993     51,179      28,275      26,775      51,179      37,263      35,763       51,179
   6      33,502     20,404      19,509     51,179      28,982      27,732      51,179      40,368      39,118       51,179
   7      35,178     19,722      19,033     51,179      29,708      28,708      51,179      43,734      42,734       51,179
   8      36,936     19,061      18,564     51,179      30,452      29,702      51,179      47,384      46,634       52,596
   9      38,783     18,422      18,103     51,179      31,216      30,716      51,179      51,341      50,841       55,961
  10      40,722     17,803      17,803     51,179      32,000      32,000      51,179      55,631      55,631       59,525
  15      51,973     15,336      15,336     51,179      37,064      37,064      51,179      85,726      85,726       90,012
  20      66,332     13,191      13,191     51,179      42,956      42,956      51,179     131,197     131,197      137,757
  25      84,659     11,327      11,327     51,179      49,810      49,810      52,301     200,809     200,809      210,850
  30     108,049      9,706       9,706     51,179      57,891      57,891      58,470     308,028     308,028      311,109


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Current values reflect current cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all current contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.




The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  $25,000 INITIAL PAYMENT: $85,564 FACE AMOUNT
                            FEMALE NONSMOKER: AGE 55

                                 CURRENT VALUES



                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

  1     $26,250     $24,170     $22,220    $85,564     $25,622      $23,541    $85,564     $27,073      $24,861     $85,564
  2      27,563      23,367      21,594     85,564      26,260       24,240     85,564      29,320       27,195      85,564
  3      28,941      22,590      20,983     85,564      26,914       24,961     85,564      31,757       29,757      85,564
  4      30,388      21,838      20,484     85,564      27,586       25,836     85,564      34,399       32,649      85,564
  5      31,907      21,109      19,993     85,564      28,275       26,775     85,564      37,263       35,763      85,564
  6      33,502      20,404      19,509     85,564      28,982       27,732     85,564      40,368       39,118      85,564
  7      35,178      19,722      19,033     85,564      29,708       28,708     85,564      43,734       42,734      85,564
  8      36,936      19,061      18,564     85,564      30,452       29,702     85,564      47,384       46,634      85,564
  9      38,783      18,422      18,103     85,564      31,216       30,716     85,564      51,341       50,841      85,564
 10      40,722      17,803      17,803     85,564      32,000       32,000     85,564      55,631       55,631      85,564
 15      51,973      15,336      15,336     85,564      37,064       37,064     85,564      85,563       85,563      99,254
 20      66,332      13,191      13,191     85,564      42,956       42,956     85,564     132,547      132,547     141,825
 25      84,659      11,327      11,327     85,564      49,810       49,810     85,564     205,879      205,879     216,173
 30     108,049       9,706       9,706     85,564      57,784       57,784     85,564     316,770      316,770     332,608


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Current values reflect current cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all current contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  $25,000 INITIAL PAYMENT: $79,644 FACE AMOUNT
                     LAST SURVIVOR: JOINT EQUIVALENT AGE 65

                                 CURRENT VALUES




                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

  1      $26,250    $24,240     $22,283     $79,644    $25,696     $23,609     $79,644     $27,152      $24,934     $79,644
  2       27,563     23,494      21,709      79,644     26,402      24,370      79,644      29,480       27,355      79,644
  3       28,941     22,769      21,148      79,644     27,128      25,158      79,644      32,010       30,010      79,644
  4       30,388     22,066      20,697      79,644     27,875      26,125      79,644      34,760       33,010      79,644
  5       31,907     21,384      20,251      79,644     28,644      27,144      79,644      37,749       36,249      79,644
  6       33,502     20,722      19,811      79,644     29,434      28,184      79,644      40,998       39,748      79,644
  7       35,178     20,080      19,377      79,644     30,247      29,247      79,644      44,529       43,529      79,644
  8       36,936     19,457      18,948      79,644     31,084      30,334      79,644      48,366       47,616      79,644
  9       38,783     18,852      18,525      79,644     31,944      31,444      79,644      52,537       52,037      79,644
 10       40,722     18,265      18,265      79,644     32,829      32,829      79,644      57,071       57,071      79,644
 15       51,973     15,936      15,936      79,644     38,509      38,509      79,644      88,592       88,592      93,022
 20       66,332     13,887      13,887      79,644     45,200      45,200      79,644     137,470      137,470     144,343
 25       84,659     12,083      12,083      79,644     53,081      53,081      79,644     213,072      213,072     223,725
 30      108,049     10,495      10,495      79,644     62,366      62,366      79,644     330,777      330,777     334,085


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Current values reflect current cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all current contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.



The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  $25,000 INITIAL PAYMENT: $51,179 FACE AMOUNT
                             MALE NONSMOKER: AGE 65

                                GUARANTEED VALUES




                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

  1      $26,250    $23,660     $21,755     $51,179     $25,118    $23,082     $51,179     $26,577      $24,410     $51,179
  2       27,563     22,260      20,580      51,179      25,178     23,250      51,179      28,271       26,146      51,179
  3       28,941     20,789      19,326      51,179      25,171     23,358      51,179      30,101       28,101      51,179
  4       30,388     19,232      18,061      51,179      25,089     23,508      51,179      32,087       30,337      51,179
  5       31,907     17,570      16,665      51,179      24,917     23,572      51,179      34,255       32,755      51,179
  6       33,502     15,776      15,113      51,179      24,637     23,531      51,179      36,635       35,385      51,179
  7       35,178     13,820      13,367      51,179      24,226     23,357      51,179      39,266       38,266      51,179
  8       36,936     11,656      11,381      51,179      23,651     23,017      51,179      42,195       41,445      51,179
  9       38,783      9,235       9,100      51,179      22,877     22,469      51,179      45,491       44,991      51,179
 10       40,722      6,499       6,499      51,179      21,859     21,859      51,179      49,221       49,221      52,666
 15       51,973          *           *           *      11,779     11,779      51,179      75,827       75,827      79,618
 20       66,332          *           *           *           *          *           *     115,519      115,519     121,295
 25       84,659          *           *           *           *          *           *     172,808      172,808     181,449
 30      108,049          *           *           *           *          *           *     260,522      260,522     263,127


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Guaranteed values reflect guaranteed cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all guaranteed contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.


* Unless additional payment is made, the contract will not stay in force resulting in loss of insurance coverage. See "TERMINATION" and "REINSTATEMENT".

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  $25,000 INITIAL PAYMENT: $85,564 FACE AMOUNT
                            FEMALE NONSMOKER: AGE 55

                                GUARANTEED VALUES




                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

   1     $26,250    $23,870     $21,947     $85,564    $25,322     $23,268     $85,564     $26,773      $24,588     $85,564
   2      27,563     22,738      21,018      85,564     25,626      23,661      85,564      28,686       26,561      85,564
   3      28,941     21,601      20,073      85,564     25,915      24,042      85,564      30,756       28,756      85,564
   4      30,388     20,461      19,203      85,564     26,187      24,529      85,564      32,998       31,248      85,564
   5      31,907     19,310      18,302      85,564     26,438      25,002      85,564      35,430       33,930      85,564
   6      33,502     18,144      17,362      85,564     26,663      25,455      85,564      38,067       36,817      85,564
   7      35,178     16,950      16,372      85,564     26,852      25,878      85,564      40,925       39,925      85,564
   8      36,936     15,716      15,319      85,564     26,993      26,258      85,564      44,023       43,273      85,564
   9      38,783     14,424      14,186      85,564     27,071      26,580      85,564      47,382       46,882      85,564
  10      40,722     13,063      13,063      85,564     27,077      27,077      85,564      51,031       51,031      85,564
  15      51,973      5,227       5,227      85,564     26,713      26,713      85,564      77,764       77,764      90,206
  20      66,332          *           *           *     22,422      22,422      85,564     120,447      120,447     128,878
  25      84,659          *           *           *      7,218       7,218      85,564     187,068      187,068     196,421
  30     108,049          *           *           *          *           *           *     287,743      287,743     302,130


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Guaranteed values reflect guaranteed cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all guaranteed contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.

* Unless additional payment is made, the contract will not stay in force resulting in loss of insurance coverage. See "TERMINATION" and "REINSTATEMENT".

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                  $25,000 INITIAL PAYMENT: $79,644 FACE AMOUNT
                     LAST SURVIVOR: JOINT EQUIVALENT AGE 65

                                GUARANTEED VALUES



                          0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                      Gross Investment Return             Gross Investment Return             Gross Investment Return
                    -------------------------------    -------------------------------     -------------------------------
          Payment
           Plus                 Contract                           Contract                             Contract
Policy   Interest   Contract   Surrender     Death     Contract    Surrender    Death      Contract    Surrender     Death
 Year      at 5%      Value      Value      Benefit      Value       Value     Benefit       Value       Value      Benefit
- ------   --------   --------   ---------    -------    --------    ---------   -------     --------    ---------    -------

   1     $26,250    $24,240     $22,283     $79,644     $25,696     $23,609    $79,644     $27,152      $24,934     $79,644
   2      27,563     23,465      21,683      79,644      26,377      24,348     79,644      29,459       27,334      79,644
   3      28,941     22,666      21,052      79,644      27,035      25,072     79,644      31,930       29,930      79,644
   4      30,388     21,831      20,478      79,644      27,661      25,911     79,644      34,574       32,824      79,644
   5      31,907     20,947      19,841      79,644      28,242      26,742     79,644      37,404       35,904      79,644
   6      33,502     19,998      19,123      79,644      28,766      27,516     79,644      40,432       39,182      79,644
   7      35,178     18,964      18,306      79,644      29,216      28,216     79,644      43,673       42,673      79,644
   8      36,936     17,822      17,362      79,644      29,573      28,823     79,644      47,150       46,400      79,644
   9      38,783     16,549      16,268      79,644      29,818      29,318     79,644      50,889       50,389      79,644
  10      40,722     15,105      15,105      79,644      29,921      29,921     79,644      54,921       54,921      79,644
  15      51,973      4,254       4,254      79,644      28,259      28,259     79,644      84,414       84,414      88,635
  20      66,332          *           *           *      16,948      16,948     79,644     130,939      130,939     137,486
  25      84,659          *           *           *           *           *          *     201,589      201,589     211,669
  30     108,049          *           *           *           *           *          *     311,016      311,016     314,127


ASSUMPTIONS : (1) No loans or partial withdrawals have been made. (2) Guaranteed values reflect guaranteed cost of insurance charges and a $2.50 monthly maintenance fee. (3) Net investment returns are calculated as the hypothetical gross investment return less all guaranteed contract charges and deductions shown in the prospectus and current average fund expense of 0.95%.


* Unless additional payment is made, the contract will not stay in force resulting in loss of insurance coverage. See "TERMINATION" and "REINSTATEMENT".

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing economic conditions, prevailing rates and rates of inflation. The death benefit and contract value would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual contract years. No representation can be made by The Manufacturers Life Insurance Company of North America or the Trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                     PART II

                                OTHER INFORMATION


UNDERTAKINGS

(a) Representation Of Insurer Pursuant to Section 26 of the Investment Company Act of 1940:

The Manufacturers Life Insurance Company U.S.A. (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b)   Rule 484 Undertaking:

(1) Section IX, paragraph D of the Promotional Agent Agreement among The Manufacturers Life Insurance Company of North America, formerly North American Security Life Insurance Company (referred to therein as "Security Life"), Manufacturers Securities Services, LLC, formerly NASL Financial Services, Inc. (referred to therein as "NASL Financial") and Wood Logan Associates, Inc. (referred to therein as "Promotional Agent") provides as follows:

a. NASL Financial and Security Life agree to indemnify and hold harmless Promotional Agent, its officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the Securities Act of 1933 ("1933 Act"), the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in any registration statement for the Contracts filed pursuant to the 1933 Act or any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial or Security Life pursuant to Section VI, paragraph B of this Agreement.

b. Promotional Agent agrees to indemnify and hold harmless NASL Financial and Security Life, their officers, directors and employees against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any oral or written misrepresentation by Promotional Agent or its officers, directors, employees or agents unless such misrepresentation is contained in any registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by NASL Financial pursuant to Section VI, paragraph B of this Agreement or, (ii) the failure of Promotional Agent or its officers, directors, employees or agents to comply with any applicable provisions of this Agreement.

(2) Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding (1) and (2) above, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:
      The facing sheet;
      The cross-reference sheet;
      The Prospectus Supplement, consisting of ___ pages;
      The Prospectus dated May 1, 1998, consisting of ___ pages;
      The undertaking required by Section 26 of the Investment Company Act of 1940;
      The Rule 484 undertaking;
      The signatures
      Written consents of the following persons:
            A.  Consent of Ernst & Young LLP - FILED HEREWITH
            B.  Opinion and Consent of Actuary - INCORPORATED BY REFERENCE
            C. Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH
            D.  Consent of Jones & Blouch, L.L.P. - FILED HEREWITH

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

(A)(1)(a)(i)         Resolution of the Board of Directors of North American
                     Security Life Insurance Company, dated April 30, 1986, establishing the NASL Variable Life Account. Incorporated by reference to Exhibit (A)(1)(a)(i) to Registration
                     Statement on Form S-6 for The Manufacturers Life Insurance
                     Company Separate Account B, File No. 33-92466.

(A)(1)(a)(ii)        Resolution of the Board of Directors of North American
                     Security Life Insurance Company, dated May 30, 1995, amending the terms of the NASL Variable Life Account.
                     Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 for The Manufacturers
                     Life Insurance Company Separate Account B, filed February
                     26, 1998, File No. 33-92466.

(A)(1)(a)(iii)       Resolution of the Board of Directors of North American
                     Security Life Insurance Company, dated September 30, 1996, amending the terms of the NASL Variable Life Account.
                     Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6 for NASL Variable
                     Life Account, filed April 29, 1997, File No. 33-92466.

(A)(1)(b) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding Separate Account I. - FILED HEREWITH.

(A)(2)               Not Applicable

(A)(3)(a)(i)         Underwriting Agreement. Incorporated by reference to
                     Post-Effective Amendment No. 4 to Registration Statement on
                     Form N-4 for The Manufacturers Life Insurance Company of
                     North America, filed February 25, 1998, File No. 33-76162.

(A)(3)(a)(ii)(a)     Promotional Agent Agreement. Incorporated by reference to
                     Post-Effective Amendment No. 3 to Registration Statement on
                     Form N-4 for The Manufacturers Life Insurance Company of
                     North America, filed April 29, 1997, File No. 33-76162

(A)(3)(a)(ii)(b)     Amendment to Promotional Agent Agreement. Incorporated by
                     reference to Post-Effective Amendment No. 4 to Registration
                     Statement on Form N-4 for The Manufacturers Life Insurance
                     Company of North America, filed February 25, 1998, File

                     No. 33-76162.

(A)(3)(b) Form of broker-dealer agreement. Incorporated by reference to Exhibit 3 (iv) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001, File No. 333-70728.

(A)(3)(c)            Not Applicable.

(A)(4)               Not Applicable.

(A)(5) Form of Modified Single Payment Variable Life Insurance Policy. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 for The Manufacturers Life Insurance Company Separate Account B, filed February 26, 1998, File No. 33-92466.

(A)(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (USA). Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20, 2000 (File no. 333-41814).

(A)(6)(b)            By-Laws of The Manufacturers Life Insurance Company (USA).
                     Incorporated by reference to Exhibit A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (File no. 333-41814).

(A)(7)               Not Applicable.

(A)(8) Form of Merger Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America. Incorporated by reference to Exhibit 8 (iv) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001, File No. 333-70728.

(A)(9)               Not Applicable.

(A)(10) Form of Application for Modified Single Payment Variable Life Insurance Policies. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 for The Manufacturers Life Insurance Company Separate Account B, filed February 26, 1998, File No. 33-92466.

(A)(11)              Not applicable.


2.    Consents of the following:
            A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH
            B. Opinion and consent of Actuary, Incorporated by reference to
               Exhibit 6 to Post Effective Amendment No. 5 to the Registration Statement on Form S-6 filed April 28, 1998 (File No. 33-92466).
            C. Consent of Ernst & Young LLP --  FILED HEREWITH
            D. Consent of Jones & Blouch, L.L.P. - FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.    Not applicable.

5. Memorandum describing Issuance, Transfer, Redemption and Exchange Procedures for the Policy. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 for The Manufacturers Life Insurance Company Separate Account B, filed February 26, 1998, File No. 33-92466.

7.    Powers of Attorney

            (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to
                  Exhibit 7 to the Registration Statement on Form S-6, file number 333-41814, filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

            (ii) (John Ostler) incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

            (iii) (Jim Boyle, John Lyon) incorporated by reference to Exhibit
                  15 (iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT I
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
   (Depositor)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President


THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                       Title

/s/John D. DesPrez III                          Chairman and President
----------------------                          (Principal Executive
John D. DesPrez  III                            Officer)


*                                               Vice President and
----------------------                          Chief Financial Officer
John Ostler


*                                               Director
----------------------
James Boyle


*                                               Director
----------------------
Robert A. Cook


*                                               Director
----------------------
Geoffrey Guy


*                                               Director
----------------------
James O'Malley


*                                               Director
----------------------
John Lyon


*                                               Director
----------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Exhibit No.    Description

A(1)(b) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.)

2 A            Opinion and consent of James D. Gallagher, Esq.

2 C            Consent of Ernst & Young LLP

2 D            Consent of Jones & Blouch, L.L.P.